                                                     Registration No. 333-
-------------------------------------------------------------------------------


                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]


        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----


                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234


                                   DODIE KENT
                           Vice President and Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
            (Names and Addresses of Agents for Service (212)554-1234)

                 Please send copies of all communications to:
                              PETER E. PANARITES
                                 Foley & Lardner
                               Washington Harbour

                            3000 K Street, Northwest
                             Washington, D.C. 20007
                             --------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit*   Aggregate Offering Price*               Fee
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract              $60,000,000         $.0001267(1)               $60,000,000(1)                  $7,602
----------------------------------------------------------------------------------------------------------------------------

* Estimated solely for purpose of determining the registration fee.

(1) The Contract does not provide for a predetermined amount or number of units

Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is also made part of Registration Statement File No. 333-86526 of the Registrant.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

American Dental Association
Members Retirement Program


[GRAPHIC OMITTED]





--------------------------------------------------------------------------------


MAY 1, 2004


--------------------------------------------


[GRAPHIC OMITTED]




EQUITY INDEX FUND


--------------------------------------------

[GRAPHIC OMITTED]



EQUITY INCOME FUND



--------------------------------------------

[GRAPHIC OMITTED]



FOREIGN FUND

--------------------------------------------

[GRAPHIC OMITTED]



GROWTH EQUITY FUND

--------------------------------------------


[GRAPHIC OMITTED]



LARGE CAP GROWTH FUND

--------------------------------------------

[GRAPHIC OMITTED]



LIFECYCLE FUND-CONSERVATIVE



--------------------------------------------

[GRAPHIC OMITTED]



LIFECYCLE FUND-MODERATE



--------------------------------------------

[GRAPHIC OMITTED]




SMALL CAP GROWTH FUND



--------------------------------------------


[GRAPHIC OMITTED]




SMALL CAP VALUE FUND


--------------------------------------------

[GRAPHIC OMITTED]



U.S. BOND FUND

--------------------------------------------

[GRAPHIC OMITTED]



GUARANTEED RATE ACCOUNTS

--------------------------------------------

[GRAPHIC OMITTED]



MONEY MARKET GUARANTEE ACCOUNT



--------------------------------------------

 THIS BOOKLET CONTAINS A PROSPECTUS RELATING TO THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT WHICH IS ISSUED BY THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.

American Dental Association
Members Retirement Program


     PROSPECTUS DATED MAY 1, 2004


--------------------------------------------------------------------------------

 Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.

     ABOUT THE ADA PROGRAM

 The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently thirteen investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, ten investment funds and the Money Market Guarantee Account.


 WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?

 The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. Contributions to the trusts maintained under the plans will be allocated among our investment funds, the Guaranteed Rate Accounts, and our Money Market Guarantee Account, in accordance with participant instructions.




                      INVESTMENT OPTIONS
  PRINCIPAL PROTECTION:          INTERNATIONAL STOCKS:
  o Money Market Guarantee       o Foreign Fund
    Account
  o Guaranteed Rate Accounts     BALANCED/HYBRID:
                                 o Lifecycle Fund-Conservative
  LARGE COMPANY STOCKS:          o Lifecycle Fund-Moderate
  o Large Cap Growth Fund
  o Equity Income Fund           BOND FUND:
  o Equity Index Fund            o U.S. Bond Fund
  o Growth Equity Fund(1)

  SMALL/MID COMPANY STOCKS:
  o Small Cap Growth Fund(2)
  o Small Cap Value Fund



 (1) There is no capitalization constraint on this Fund. The capitalization size of the Fund is driven by stock selection. Currently, the Fund may be considered to be large capitalization.

 (2)   Formerly named "Aggressive Equity Fund"

92997/ADA


 The Growth Equity Fund is managed by Equitable Life and Alliance Capital Management L.P. does the day to day management of the Fund.


 The Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, Small Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund, respectively invest in shares of the following mutual funds: Templeton Foreign Fund - Class A, State Street Global Advisors (SSgA) S&P 500 Index Fund, Putnam Equity Income Fund, Janus Adviser Capital Appreciation Fund - Class I, Fidelity Small Cap Stock Fund, Strong Advisor Small Cap Value Fund and Western Asset Core Bond Portfolio - Institutional Class ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds, which you have previously received or accompany this Prospectus, and keep them for future reference. You may obtain a copy of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How to reach us" on the back cover.


 The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street"). The Lifecycle Fund Group Trusts in turn invest in units of collective investment funds of State Street ("underlying State Street Funds").

 The Equity Index Fund and the Lifecycle Funds are described, in detail, in a separate prospectus for those investment funds, which accompanies this prospectus.


 We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2004, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC Website at www.sec.gov.


 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL

American Dental Association
Members Retirement Program
--------------------------------------------------------------------------------

 OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

Contents of this prospectus







----------------
  1
--------------------------------------------------------------------------------



     ADA PROGRAM

----------------------------------------------------
Index of key words and phrases                     3
The Program at a glance - key features             4
Employer choice of retirement plans                4
Plan features                                      4
The Contract at a glance - key features            5
1

----------------------------------------------------
FEE TABLE                                          6
----------------------------------------------------
Examples                                          10
Condensed financial information                   11
Financial statements of investment funds          11
2

----------------------------------------------------
PROGRAM INVESTMENT OPTIONS                        12
----------------------------------------------------
Investment Options                                12
The Equity Funds                                  12
Additional information about the Equity Funds     15
The guaranteed options                            15
3

----------------------------------------------------
HOW WE VALUE YOUR ACCOUNT BALANCE IN
THE INVESTMENT FUNDS                              18
----------------------------------------------------
For amounts in the Equity Funds                   18
--------------------------------------------------------------------------------
When we use the words "we," "us" and "our," we mean Equitable Life.
Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

"You" and "your" also can refer to the plan participant when the contract owner has instructed us to take participant in plan instructions as the contract owner's instructions under the contract, for example "Transfers and access to your account."

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written materials issued by Equitable Life. You should not rely on any other information or representation.

Contents of this prospectus

----------
    2
--------------------------------------------------------------------------------





4

--------------------------------------------------------------------------
TRANSFERS AND ACCESS TO YOUR ACCOUNT                                    19
--------------------------------------------------------------------------
Transfers among investment options                                      19
Disruptive transfer activity                                            19
Our Account Investment Management System (AIMS)
   & our Internet Website                                               19
Participant loans                                                       20
Choosing benefit payment options                                        20
Spousal consent                                                         21
Benefits payable after the death of a participant                       21
--------------------------------------------------------------------------
5

--------------------------------------------------------------------------
THE PROGRAM                                                             22
--------------------------------------------------------------------------
Eligible employers                                                      22
Summary of plan choices                                                 22
Getting started                                                         23
How to make Program contributions                                       23
Allocating Program contributions                                        23
Distributions from the investment options                               23
Rules applicable to participant distributions                           24
6

--------------------------------------------------------------------------
CHARGES AND EXPENSES                                                    25
--------------------------------------------------------------------------
Charges based on amounts invested in the Program                        25
Other expenses borne by the investment funds,
   underlying mutual funds and/or trusts and
   underlying state street funds                                        26
Plan and transaction expenses                                           26
Individual annuity charges                                              27
Charges for state premium and other applicable taxes                    27
General information on fees and charges                                 27


7

--------------------------------------------------------------------------
TAX INFORMATION                                                         28
--------------------------------------------------------------------------
Buying a contract to fund a retirement arrangement                      28
Income taxation of distributions to qualified plan participants         28

8
--------------------------------------------------------------------------
MORE INFORMATION                                                        30
--------------------------------------------------------------------------
About program changes or terminations                                   30
IRS disqualification                                                    30
About the separate accounts                                             30
About legal proceedings                                                 30
About our independent auditors                                          31
Reports we provide and available information                            31
Acceptance                                                              31

--------------------------------------------------------------------------
APPENDIX I: CONDENSED FINANCIAL
INFORMATION                                                      A-1
--------------------------------------------------------------------------

--------------------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                           S-1
--------------------------------------------------------------------------

--------------------------------------------------------------------------
About Equitable Life                                      inside back cover
How to reach us                                              back cover
--------------------------------------------------------------------------

Contents of this prospectus


ADA Program







----------------
  3
--------------------------------------------------------------------------------

     INDEX OF KEY WORDS AND PHRASES

 This index should help you locate more information on the terms used in this prospectus.



                                         Page
ADA Trustees                             22
AIMS                                     19
beneficiary                              21
benefit payment options                  20
business day                             20
contract                              cover, 5
contributions                            23
disruptive transfer activity             19
eligible rollover distributions          28
Equitable Life                          cover
Equity Funds                             12
GRAs                                     15
guaranteed options                       15
individually designed plan               22
IRA                                      28
Internet Website                         19
investment funds                        cover
investment options                       12
Lifecycle Funds                          14
Lifecycle Fund Group Trusts              15
market timing                            19
Master Plan                              22
Master Trust                             22
Money Market Guarantee Account           16
Pooled Trust                             22
Program                                  22
separate accounts                        30
SSgA State Street                        15
Underlying Mutual Funds                 cover
Underlying State Street Funds            15
unit value                               18
unit                                     18
Volume Submitter Plan                    22
Volume Submitter Retirement Trust        22
3-year GRA                               16
5-year GRA                               16

----------
    4
--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES


EMPLOYER CHOICE OF RETIREMENT PLANS

 Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.


 Our Volume Submitter Plan is a defined contribution plan that can be adopted as a profit-sharing plan (new comparability or age weighted) with or without 401(k) features. The Program's investment options are the only investment choices under the Volume Submitter Plan.


 If you maintain your own individually-designed plan, which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.


PLAN FEATURES

MASTER PLAN:
 o  Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Master Trust.

 o  No minimum amount must be invested.

 o  5500 reporting.

 o  Automatic updates for law changes.


VOLUME SUBMITTER PLAN:
 o  Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Volume Submitter Retirement Trust.

 o  No minimum amount must be invested.

 o  5500 reporting.

 o  Automatic updates for law changes, requires employer adoption.


INVESTMENT ONLY:
 o  Our Pooled Trust is adopted for investment use only.

 o  Recordkeeping services provided for plan assets in Pooled Trust.

TAX ADVANTAGES:
 o  On earnings
     No tax on investment earnings until withdrawn.

 o  On transfers
     No tax on internal transfers.


ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUSTS:

 o  Toll-free number available for transfers and account information.

 o  Internet Website access to account information and transactions.


 o Participant loans (if elected by your employer; some restrictions apply; not applicable to Investment Only).


 o  Regular statements of account.

 o  Retirement Program Specialist and Account Executive support.

 o  Daily valuation of accounts.

PLAN CHARGES AND EXPENSES:
 o Plan and transaction charges vary by type of plan adopted, or by specific transaction.

----------
  5
--------------------------------------------------------------------------------

THE CONTRACT AT A GLANCE - KEY FEATURES

PROFESSIONAL INVESTMENT MANAGEMENT:

 These professional investment managers advise or sponsor the ten different Equity Funds:

 o  Alliance Capital Management L.P.


 o  Equitable Life

 o  Fidelity Management Research Company (FMR Co.)

 o  Janus Capital Management, L.L.C.

 o  Putnam Investment Management, LLC

 o  SSgA Funds Management, Inc.

 o  State Street Global Advisors

 o  Strong Capital Management, Inc.

 o  Templeton Global Advisors Ltd.


 o  Western Asset Management Company

GUARANTEED OPTIONS:

 The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account (the GRAs are offered by another insurance carrier).

TAX NOTE:

 Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information" later in this prospectus).

CONTRACT CHARGES AND EXPENSES:

 o Program expense charge assessed against combined value of Program assets in the Trust.

 o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

 o  Record maintenance and report fee.

 o  Enrollment fee.

 o  Investment accounting fee (applicable to GRAs only).

 o  Annuity administrative fee.

 o Indirectly, charges of underlying investment vehicles for investment management, administrative fees, 12b-1 fees and other expenses.


 o Redemption charge on redeemed amounts held for less than 90 days (applicable to the Small Cap Growth Fund).

 o Redemption charge on redeemed amounts held for 5 days or less (applicable to the Equity Income Fund, effective December 31, 2004).


BENEFIT PAYMENT OPTIONS:

 o  Lump sum.

 o  Installments on a time certain or dollar certain basis.

 o Variety of annuity (fixed or variable) benefit payout options as available under your employer's plan.

1
Fee table






--------
    6
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.


The first table describes fees and expenses that you will pay if you purchase a variable annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may apply. Charges for certain features shown in the fee table are mutually exclusive.



--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR COUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
--------------------------------------------------------------------------------




Charge if you purchase a variable annuity payout option     $350
--------------------------------------------------------------------------------
Redemption charge on redeemed amounts held less than a
 specified period (as a % of amount redeemed)(1)            2.00%



The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the Underlying Mutual Fund or Trust fees and expenses.


--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR INVESTMENT FUNDS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
--------------------------------------------------------------------------------



Maximum program expense charge(2)                           0.645%
Maximum program-related administration fee                  0.15%
Maximum program-related other expenses(3)                   0.77%
Program-related investment management fees(4)               1.10%



--------------------------------------------------------------------------------
CHARGES WE DEDUC FROM YOUR ACCOUNT VALUE AT THE END OF EACH CALENDAR QUARTER
--------------------------------------------------------------------------------



Record maintenance and report fee(5):                       $ 3.00




--------------------------------------------------------------------------------
CHARGES WE MAY DEDUCT FROM YOUR ACCOUNT VALUE
--------------------------------------------------------------------------------
Enrollment fee(6)                                           $25 per participant




--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM AMOUNTS IN THE GRAS AND THE MONEY MARKET GUARANTEE
ACCOUNT
--------------------------------------------------------------------------------
INVESTMENT ACCOUNTING FEE(7)         0.02%
MAXIMUM PROGRAM EXPENSE CHARGE(2)   0.645%



(1) The Fidelity Small Cap Stock Fund and, effective December 31, 2004, the Putnam Equity Income Fund impose a redemption charge when Equitable redeems shares of either Fund in order to effect distributions, withdrawals, or transfers out of the applicable Fund. This redemption charge only applies to redeemed amounts held for less than 90 days (in the case of Fidelity Small Cap Stock Fund) or 5 days or less (in the case of Putnam Equity Income Fund) and will be deducted from the amount redeemed from the participant's account value and remitted to the applicable Fund.
(2) This charge will fluctuate from year to year based on assets in the Trust and the number of plans enrolled in the Program. For the 12 month period beginning May 1, 2004, the total program expense charge is 0.645%. This charge is also deducted from amounts in the GRAs and the Money Market Guarantee Account. For a description of how it is calculated for amounts in the investment funds, GRAs and the Money Market Guarantee Account, see "Charges based on amounts in the Program" in "Charges and expenses" later in this prospectus.
(3) These expenses vary by investment fund and will fluctuate from year to year based on actual expenses. See the tables that provide the expenses of each individual investment fund later in this section. The percentage set forth in the table represents the highest other expenses incurred by an investment fund during the fiscal year ended December 31, 2003.
(4) These fees apply only to the Growth Equity fund and will fluctuate from year to year based on assets in each fund. See the tables that provide the expenses of each individual investment fund later in this section.
(5) For Investment Only retirement arrangements, the fee is $1.00 per quarter.
(6) This fee is charged to the employer. If the employer fails to pay this charge, we may deduct it from participant's account value or from subsequent contributions.
(7) We charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs only. This fee is reflected in the interest rates credited to the GRAs.

Fee table

-----
  7
--------------------------------------------------------------------------------


A proportionate share of all fees and expenses paid by an Underlying Mutual Fund or Trust and/or underlying State Street Fund that corresponds to any investment fund to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses (as of December 31, 2003) charged by any of the Underlying Mutual Funds and/or Trusts that you will pay periodically during the time that you own the Policy.


--------------------------------------------------------------------------------
PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS
--------------------------------------------------------------------------------



Total Annual Portfolio Operating Expenses for 2003 (expenses that are deducted     Lowest       Highest
from Underlying Mutual Fund or Trust assets including management fees, 12b-1
fees, administration fees and/or other expenses)                                   0.15%        1.42%
                                                                                   ----         ----
--------------------------------------------------------------------------------



The following tables show the operating expenses of each available Underlying Mutual Fund and separate account expenses that are also applicable to certain investment funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. THE EXPENSES SHOWN FOR THE INVESTMENT FUNDS ARE BASED ON AVERAGE PROGRAM ASSETS IN EACH OF THE INVESTMENT FUNDS DURING THE YEAR ENDED DECEMBER 31, 2003, AND REFLECT APPLICABLE FEES. Actual fees and expenses are likely to fluctuate from year to year.

UNDERLYING MUTUAL FUND OPERATING EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR THE SMALL CAP GROWTH, FOREIGN, EQUITY INDEX, EQUITY INCOME, LARGE CAP GROWTH, SMALL CAP VALUE AND U.S. BOND FUNDS

The Foreign, Equity Index, Equity Income, Large Cap Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds each invest in shares of an Underlying Mutual Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from each of these investment funds and the Underlying Mutual Fund. No transaction charges are incurred by the investment funds when shares of the Underlying Mutual Fund are purchased or redeemed, but operating expenses of the Underlying Mutual Funds are indirectly incurred. For a detailed description of charges and expenses incurred by the Underlying Mutual Funds, please see their prospectuses. THE EXPENSES SHOWN FOR THE UNDERLYING MUTUAL FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE DAILY NET ASSETS.




                                           PROGRAM                        INVESTMENT
                                           EXPENSE    ADMINISTRATION      MANAGEMENT
                                           CHARGE          FEE               FEE
                                         ---------------------------------------------
Foreign Fund                                0.645%         0.15%(2)         None
Templeton Foreign Fund Class A (1)          None           None             0.61%
                                         -------------------------------------------
TOTAL                                       0.645%         0.15%(2)         0.61%
------------------------------------------------------------------------------------
Equity Index Fund                           0.645%         0.15%            None
SSgA S&P 500 Index Fund (3)                 None           None             0.045%(4)
                                         -------------------------------------------
TOTAL                                       0.645%         0.15%            0.045%(4)
------------------------------------------------------------------------------------
Equity Income Fund                          0.645%         0.15%(2)         None
Putnam Equity Income Fund (5)               None           None             0.52%
                                         -------------------------------------------
TOTAL                                       0.645%         0.15%(2)         0.52%
------------------------------------------------------------------------------------
Large Cap Growth Fund                       0.645%         0.15%(2)         None
Janus Adviser Capital Appreciation Fund
 - Class I (7) (17)                         None           None             0.65%
                                         -------------------------------------------
TOTAL                                       0.645%         0.15%(2)         0.65%
------------------------------------------------------------------------------------

                                               OTHER
                                              EXPENSES        12B-1 FEE        TOTAL
                                         -----------------------------------------------
Foreign Fund                                    0.17  %         None           0.97%(2)
Templeton Foreign Fund Class A (1)              0.36  %         0.25%          1.22%
                                               ---------------------------------------
TOTAL                                           0.53  %         0.25%          2.19%(2)
----------------------------------------       ---------------------------------------
Equity Index Fund                               0.19  %         None           0.99%
SSgA S&P 500 Index Fund (3)                     0.045%          0.06%          0.15%(4)
                                               ---------------------------------------
TOTAL                                          0.0235%          0.06%          1.14%(4)
----------------------------------------       ---------------------------------------
Equity Income Fund                              0.20  %         None           1.00%(2)
Putnam Equity Income Fund (5)                   0.25  %         0.25%          1.02%
                                               ---------------------------------------
TOTAL                                           0.45  %         0.25%          2.02%(2)
----------------------------------------       ---------------------------------------
Large Cap Growth Fund                           0.10  %         None           0.90%(2)
Janus Adviser Capital Appreciation Fund
 - Class I (7) (17)                             0.29  %         0.25%          1.19%
                                               ---------------------------------------
TOTAL                                           0.39  %(8)      0.25%          2.09%(2)
----------------------------------------       ---------------------------------------

Fee table

-----
   8
--------------------------------------------------------------------------------



                                           PROGRAM                      INVESTMENT
                                          EXPENSE     ADMINISTRATION    MANAGEMENT
                                           CHARGE          FEE             FEE
                                        -------------------------------------------
Small Cap Growth Fund                       0.645%         0.15%(10)       None
Fidelity Small Cap Stock Fund (9)           None           None            0.90%
                                        -----------------------------------------
TOTAL                                       0.645%         0.15%(10)       0.90%
---------------------------------------------------------------------------------
Small Cap Value Fund                        0.645%         0.15%(12)       None
Strong Advisor Small
 Cap Value Fund (11)                        None           None            0.75%
                                        -----------------------------------------
TOTAL                                       0.645%         0.15%(12)       0.75%
---------------------------------------------------------------------------------
U.S. Bond Fund                              0.645%         0.15%           None
Western Asset Core Bond
 Portfolio - Institutional Class (13)       None           None            0.43%
                                        -----------------------------------------
TOTAL                                       0.645%         0.15%           0.43%



                                               OTHER
                                             EXPENSES       12B-1 FEE         TOTAL
                                        ------------------------------------------------
Small Cap Growth Fund                          0.13%          None            0.93%(2)
Fidelity Small Cap Stock Fund (9)              0.30%          None            1.20%
                                               --------------------------------------
TOTAL                                          0.43%           0.00%          2.13%(2)
-------------------------------------------------------------------------------------
Small Cap Value Fund                           0.77%          None            1.57%
Strong Advisor Small
 Cap Value Fund (11)                           0.67%(12)      None            1.42%(16)
                                               ---------------------------------------
TOTAL                                          1.44%(15)       0.00%          2.99%
--------------------------------------------------------------------------------------
U.S. Bond Fund                                 0.39%          None            1.19%
Western Asset Core Bond
 Portfolio - Institutional Class (13)          0.06%          None            0.49%(14)
                                               ---------------------------------------
TOTAL                                          0.45%(15)       0.00%          1.68%(14)



(1)   Source: Templeton Foreign Fund prospectus dated January 1, 2004.

(2) The Class A Rule 12b-1 plan for each of these Underlying Mutual Funds is described in each Underlying Mutual Fund's prospectus. These Underlying Mutual Funds pay Equitable Life an amount equal to the 0.25% Rule 12b-1 fee for services Equitable Life performs. Equitable Life has waived the 0.15% administration fee applicable to respective corresponding investment funds and will use any excess 12b-1 payment from each related Underlying Mutual Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by any party upon notice.

(3)   Source: SSgA S&P 500 Index Fund Prospectus dated December 15, 2003.

(4) Investment Management Fee for the SSgA S&P 500 Index Fund represents the fee for advisory, custody, transfer agency and administration services paid by the State Street Equity 500 Index Portfolio, the master fund in which the SSgA S&P 500 Index Fund invests all of its assets. SSgA Funds Management, Inc. voluntarily agreed to reimburse the SSgA S&P 500 Index Fund for all expenses in excess of 0.18% until December 31, 2004.

(5)   Source: Putnam Equity Income Fund prospectus dated March 30, 2004.

(6) Includes organizational expenses of $38,988 that were initially paid by Equitable Life and are being reimbursed over a five-year period ending July, 2004.

(7) Source: Janus Adviser Capital Appreciation Fund prospectus dated November 28, 2003.

(8) Includes organizational expenses of $68,940 that were initially paid by Equitable Life and are being reimbursed over a five year period ending October, 2004.

(9) Source: Fidelity Small Cap Stock Fund prospectus dated June 28, 2003. A portion of the brokerage commissions that Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through an arrangement with the Fund's custodian and transfer agent, credits realized as a result of uninvested cash balances are used to reduce custodian and transfer agent expenses. Including these reductions, the total Fund operating expenses would be 1.10%.

(10) A Plan expense reimbursement fee of up to 0.25% (currently 0.20%) of the average daily net assets of the Program invested in the Fidelity Small Cap Stock Fund (the "Fund") is paid by Fidelity Investments Tax Exempt Services Company ("FITSCo") to Equitable Life (indirectly through the
      ADA). Equitable Life has waived the 0.15% administration fee applicable to the Small Cap Growth Fund and will use the payment from FITSCo to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(11)  Source: Strong Advisor Small Cap Value Fund prospectus dated May 1, 2004.

(12) An administration fee of up to 0.25% of the average daily net assets of the Program invested in the Strong Advisor Small Cap Value Fund (the "Fund") is paid to Equitable Life by Strong Investor Services, Inc.; Strong Investors Services, Inc., in turn, charges the Fund an amount for administrative services, which is included in the "Other Expenses" for the Fund. Equitable Life has waived the 0.15% administration fee applicable to the Small Cap Value Fund and will use the payment from Strong Capital Management, Inc., to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(13) Source: Western Asset Core Bond Portfolio - Institutional Class prospectus dated August 1, 2003.

(14) The manager is contractually obligated to limit Portfolio expenses to 0.50% through August 1, 2004. The total expenses shown do not reflect this limitation.

(15) Includes expenses incurred in connection with the organization of the U.S. Bond Fund and Small Cap Value Fund, which will initially be paid by Equitable Life and will be reimbursed from the U.S. Bond Fund and Small Cap Value Fund, respectively, over a five year period ending July 2007.

Fee table


-----
  9
--------------------------------------------------------------------------------


(16) Expenses are calculated semiannually. The Fund's Advisor is currently waiving and /or absorbing expenses of 0.01%. Without these waivers and absorptions the expense ratio would have been 1.41%. We can modify or terminate voluntary waivers and/or absorptions at any time.

(17) Janus Capital has contractually agreed to waive the Fund's total operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses) by 0.01% amount indicated until at least December 1, 2004.



UNDERLYING TRUST AND/OR STATE STREET FUND EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR LIFECYCLE FUNDS

No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts.

The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below. For a detailed description of the fee and charge arrangements involving the Lifecycle Funds, Lifecycle Fund Group Trusts and Underlying State Street Funds, please see the separate prospectus for the Equity Index Fund and the Lifecycle Funds.



                                       PROGRAM                          INVESTMENT
                                       EXPENSE      ADMINISTRATION      MANAGEMENT                OTHER
                                       CHARGE            FEE               FEE                   EXPENSES         TOTAL
                                     --------------------------------------------------------------------------------------
Lifecycle Fund - Conservative           0.645%           0.15%            None                0.41%(1)            1.21%
Lifecycle Fund
Group Trust - Conservative              None             0.07%(2)         0.17%               0.04%(1&3)          0.28%
Underlying State Street Funds(5)        None             None             None                0.03%(4)            0.03%(4)
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                   0.645%           0.22%            0.17%               0.48%(4)            1.52%(4)
-------------------------------------------------------------------------------------------------------------------------




                                       PROGRAM                         INVESTMENT
                                       EXPENSE      ADMINISTRATION      MANAGEMENT           OTHER
                                       CHARGE            FEE               FEE              EXPENSES              TOTAL
                                     --------------------------------------------------------------------------------------
Lifecycle Fund - Moderate               0.645%           0.15%            None                0.22%(1)            1.02%
Lifecycle Fund
Group Trust - Moderate                  None             0.01%(2)         0.17%               0.01%(1&3)          0.19%
Underlying State Street Funds(4)        None             None             None                0.02%(4)            0.02%(4)
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                   0.645%           0.16%            0.17%              0.25%(4)            1.23%(4)
-------------------------------------------------------------------------------------------------------------------------



(1) These include a charge at the annual rate of .03% of the value of the respective assets in the Lifecycle Funds - Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund - Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund - Conservative.

(2) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate current fixed fee of $12,000 per year, per fund, and average net assets for 2003.

(3) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate average net assets for 2003.

(4) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 2003. These totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds - Conservative" and "Lifecycle Funds - Moderate" for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts - Conservative and Moderate. For greater detail on the Underlying State Street Funds' expenses, refer to our separate prospectus for the Lifecycle Funds.

Fee table


-----
  10
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
POOLED TRUST OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE
DAILY NET ASSETS FOR GROWTH EQUITY FUND
------------------------------------------------------------------------------------------------------
                                                                       PROGRAM-
                      PROGRAM                        INVESTMENT         RELATED
                      EXPENSE      ADMINISTRATION    MANAGEMENT          OTHER
FUND                   CHARGE            FEE            FEE            EXPENSES   12B-1 FEE     TOTAL
-------------------------------------------------------------------------------------------------------
 Growth Equity       0.645%            0.15%           0.24%(1)         0.06%        --         1.10%
-------------------------------------------------------------------------------------------------------



(1) The actual fee charged is computed using the following investment management fee schedule: 0.29% of the first $100 million of program assets allocated to the investment fund and 0.20% of program assets allocated to the investment fund in excess of $100 million.



EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying fund fees and expenses.


The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assumes the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. For purposes of these examples, the program expense charge has been rounded to .65%. Since under the example assumptions no surrender charge or redemption charge would apply in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.


The charges used in the examples are the maximum expenses. The guarantee rate accounts and money market guarantee account are not covered by the fee table and examples. However, the ongoing expenses do apply to the guarantee rate accounts and money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.


These examples assume that you invest $10,000 or $1,000, as applicable, in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the fees and expenses of each of the available Underlying Mutual Funds or Trusts and/or Underlying State Street Funds in addition to the expenses described above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Fee table

-----
 11
--------------------------------------------------------------------------------



                          IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE END OF
                                          THE APPLICABLE TIME PERIOD:
                         ------------------------------------------------------
                             1 YEAR      3 YEARS       5 YEARS       10 YEARS
                         ------------------------------------------------------
Foreign                    $ 259.01    $ 744.39     $ 1,254.12     $ 2,643.91
Equity Index               $ 153.13    $ 422.33     $   709.97     $ 1,519.41
Equity Income              $ 241.94    $ 692.93     $ 1,168.00     $ 2,470.43
Large Cap Growth           $ 248.97    $ 714.15     $ 1,203.55     $ 2,542.25
Lifecycle-Conservative     $ 191.57    $ 540.06     $   910.30     $ 1,941.23
Lifecycle-Moderate         $ 162.24    $ 450.33     $   757.77     $ 1,620.89
Small Cap Growth           $ 252.99    $ 726.26     $ 1,223.81     $ 2,583.05
Small Cap Value            $ 338.99    $ 983.05     $ 1,649.41     $ 3,418.53
U.S. Bond Fund             $ 207.71    $ 589.23     $   993.48     $ 2,113.70



                                IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME
                                                     PERIOD:*
                             ---------------------------------------------------------
                                 1 YEAR        3 YEARS        5 YEARS       10 YEARS
                             ---------------------------------------------------------
Foreign                        $ 609.01     $ 1,094.39     $ 1,604.12     $ 2,993.91
Equity Index                   $ 503.13     $   772.33     $ 1,059.97     $ 1,869.41
Equity Income                  $ 591.94     $ 1,042.93     $ 1,518.00     $ 2,820.43
Large Cap Growth               $ 598.97     $ 1,064.15     $ 1,553.55     $ 2,892.25
Lifecycle-Conservative         $ 541.57     $   890.06     $ 1,260.30     $ 2,296.23
Lifecycle-Moderate             $ 512.24     $   800.33     $ 1,107.77     $ 1,970.89
Small Cap Growth               $ 602.99     $ 1,076.26     $ 1,573.81     $ 2,933.05
Small Cap Value                $ 688.99     $ 1,333.05     $ 1,999.41     $ 3,768.53
U.S. Bond Fund                 $ 557.71     $   939.23     $ 1,343.48     $ 2,463.70



POOLED SEPARATE ACCOUNT EXAMPLE:



This example assumes that you invest $1,000 in the indicated options under the contract for the time periods indicated. All other information and assumptions stated above apply. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



----------------------------------------------------------------------------------------------------------------------------
                      IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE          IF YOU ANNUITIZE AT THE END OF THE APPLICABLE
                           END OF THE APPLICABLE TIME PERIOD:                               TIME PERIOD:*
                     -------------------------------------------------------------------------------------------------------
                        1 YEAR     3 YEARS     5 YEARS     10 YEARS          1 YEAR      3 YEARS      5 YEARS      10 YEARS
                     -------------------------------------------------------------------------------------------------------
Growth Equity Fund     $ 47.93    $ 94.61     $ 142.52    $ 268.32         $ 397.93     $ 444.61     $ 492.52     $ 618.32
----------------------------------------------------------------------------------------------------------------------------


* Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Individual annuity charges" in "Charges and expenses" later in this Prospectus).


CONDENSED FINANCIAL INFORMATION


Please see APPENDIX I at the end of this prospectus for condensed financial information concerning the Growth Equity Fund, and unit values and number of units outstanding information for the Aggressive Equity Fund**, Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund and Lifecycle Funds, the Small Cap Value Fund and the U.S. Bond Fund.



FINANCIAL STATEMENTS OF INVESTMENT FUNDS


Each of the investment funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements for the Growth Equity Fund (Separate Account No. 4 (Pooled)), Small Cap Growth Fund (Separate Account No. 200), Foreign Fund (Separate Account No. 191) Equity Income Fund, Large Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund (all Separate Account No. 206) may be found in the SAI for this prospectus.


Financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No. 197) and Lifecycle Fund - Moderate (Separate Account No. 198), are found in our separate SAI for those investment funds.



**    now named the Small Cap Growth Fund

2
Program investment options






----------------
      12
--------------------------------------------------------------------------------

 INVESTMENT OPTIONS

 You may choose from THIRTEEN INVESTMENT OPTIONS under the Program. These are the ten investment funds we call the "Equity Funds." You can also choose from three guaranteed options: a 3-year Guaranteed Rate Account and a 5-year Guaranteed Rate Account ("GRAs"), and our Money Market Guarantee Account. The Equity Funds and the Money Market Guarantee Account are available under the contract issued by us. The GRAs are available under annuity contracts issued by other major insurance companies. The guaranteed options are referred to in this prospectus solely for the purpose of providing a more complete understanding of how the investment funds operate with other investment options available under the Program.


 You should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing. The prospectuses for the underlying mutual funds contain this and other important information about those funds. The prospectuses should be read carefully before investing. In order to obtain copies of Underlying Mutual Fund prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1
 (800) 223-5790.



 THE EQUITY FUNDS

 Each Equity Fund has a different investment objective. The Equity Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares or units in a group trust. We cannot assure you that any of the Equity Funds will meet their investment objectives.

 THE GROWTH EQUITY FUND

 OBJECTIVE


 The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of the U.S. economy - and those of other leading industrialized countries - over a long period.


 INVESTMENT MANAGER

 We manage the Growth Equity Fund. We currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services. We are the indirect majority-owners of Alliance. We and Alliance are each registered investment advisers under the Investment Advisers Act of 1940.


 Alliance acts as investment adviser to various separate accounts and general accounts of Equitable Life and other affiliated insurance companies. Alliance also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 2003, Alliance had total assets under management of $475 billion. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.


 INVESTMENT STRATEGIES

 The Fund maintains its own portfolio of securities. The Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment when made causes more than 10% of the Growth Equity Fund's assets to be invested in the securities of one issuer.

 The Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States.)


Program investment options

----------
  13
--------------------------------------------------------------------------------

 The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.

 RISKS OF INVESTMENT STRATEGIES

 Investing in common stocks and other securities involves the risk that the value of the stocks or securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Growth Equity Fund's investments - and, therefore, the value of the Fund's units - to fluctuate, and you could lose money.

 Market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. Important factors associated with the Growth Equity Fund are discussed below.

 In addition to large sized companies, the Growth Equity Fund may invest in securities of medium and small sized companies. The securities of small and medium sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.

 The Growth Equity Fund runs a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the prices of small (less than $5 billion) and medium (between $5 and $25 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.


 Finally, concentrating the Growth Equity Fund's equity holdings in the stocks of a few companies also increases the risk of loss because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2003, the Fund held 16.7% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


 Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Growth Equity Fund - and, therefore, the value of the Fund's units - will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.

 Investing in securities of foreign companies involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Growth Equity Fund's foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Fund's foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.

Program investment options

----------
   14
--------------------------------------------------------------------------------


 THE FOREIGN, EQUITY INDEX, EQUITY INCOME, LARGE CAP GROWTH, SMALL CAP GROWTH, SMALL CAP VALUE AND U.S. BOND FUNDS

 The Foreign, Equity Index, Equity Income, Large Cap Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds each invest in shares of an Underlying Mutual Fund. The investment results you will experience in any one of those investment funds will depend on the investment performance of the Underlying Mutual Funds. The table below shows the names of the Underlying Mutual Funds, their investment objectives, and their advisers.




-------------------------------------------------------------------------------------------------------------------------
                                                              UNDERLYING MUTUAL FUND
                          -----------------------------------------------------------------------------------------------
      INVESTMENT FUND                    NAME                     OBJECTIVE                         ADVISER
-------------------------------------------------------------------------------------------------------------------------
Foreign Fund              Templeton                   Long-term                   Templeton
                          Foreign Fund                growth of capital           Global Advisors
                                                                                  Limited
-------------------------------------------------------------------------------------------------------------------------
Equity Index Fund         SSgA S&P 500                Replicate the               SSgA Funds
                          Index Fund                  total return of the         Management, Inc.
                                                      S&P 500 Index
-------------------------------------------------------------------------------------------------------------------------
Equity Income Fund        Putnam                      Growth and                  Putnam
                          Equity Income               income                      Investment Management, LLC
                          Fund
-------------------------------------------------------------------------------------------------------------------------
Large Cap Growth Fund     Janus Adviser Capital       Long-term growth            Janus Capital Management L.L.C.
                          Appreciation Fund           of capital
-------------------------------------------------------------------------------------------------------------------------
Small Cap                 Fidelity Small              Long-term                   Fidelity Management &
Growth Fund               Cap Stock Fund              growth of capital           Research Company
                                                                                  (FMR Co.)
-------------------------------------------------------------------------------------------------------------------------
Small Cap Value Fund      Strong Advisor Small        Seeks capital growth        Strong Capital Management, Inc.
                          Cap Value Fund
-------------------------------------------------------------------------------------------------------------------------
U.S. Bond Fund            Western Asset Core Bond     Maximum total return,       Western Asset Management
                          Portfolio -                 consistent with prudent     Company
                          Institutional Class         investment management
                                                      and liquidity needs
-------------------------------------------------------------------------------------------------------------------------



Each of the Underlying Mutual Funds has been selected by the ADA Trustees. We have no investment management responsibilities for the Foreign, Equity Index, Equity Income Large Cap Growth, Small Cap Growth, Small Cap Value or U.S. Bond Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.


PLEASE REFER TO THE PROSPECTUSES AND SAIS OF THE UNDERLYING MUTUAL FUNDS FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, ADVISERS, RISK FACTORS AND OTHER INFORMATION CONCERNING THE UNDERLYING MUTUAL FUNDS.

LIFECYCLE FUNDS - CONSERVATIVE AND MODERATE

OBJECTIVES

 The Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

Program investment options


----------
  15
--------------------------------------------------------------------------------


 The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.


 THE LIFECYCLE FUND GROUP TRUSTS

 The Lifecycle Fund Group Trusts are maintained by State Street. Each of the Group Trusts is organized as a collective investment fund under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.

 State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. Each of the Group Trusts attempts to achieve its investment objective by investing in a mix of underlying collective investment funds (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.

 The Lifecycle Fund Group Trusts each seek to achieve their objectives by investing 100% of their respective assets in a mix of Underlying State Street Funds in accordance with certain target percentage weightings selected by the ADA Trustees. The Underlying State Street Funds of the Lifecycle Fund Group Trust - Conservative and Moderate are:

 o   S&P 500 Flagship Fund

 o   Russell 2000 Index Securities Lending Fund

 o   Daily EAFE Fund

 o   Government Corporate Bond Fund

 o   Short Term Investment Fund

 PLEASE REFER TO OUR SEPARATE PROSPECTUS AND SAI FOR THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS FOR MORE DETAILED INFORMATION, INCLUDING STRATEGIES, RISK FACTORS AND IMPORTANT INFORMATION CONCERNING THE UNDERLYING STATE STREET FUNDS.

 ADDITIONAL INFORMATION ABOUT THE EQUITY FUNDS

 CHANGE OF INVESTMENT OBJECTIVES


 We may change the investment objectives of the Foreign, Equity Index, Equity Income, Large Cap Growth, Small Cap Growth, Small Cap Value, U.S. Bond and the Lifecycle Funds in consultation with the ADA Trustees and if the New York State Insurance Department approves the change. We may also change the mutual fund or collective investment fund in which any one of these Equity Funds invests in consultation with the Trustees. We can change the investment objectives of the Growth Equity Fund, if the New York State Insurance Department approves the change.


 VOTING RIGHTS


 If the Fidelity Small Cap Stock Fund, Templeton Foreign Fund, SSgA S&P 500 Index Fund, Janus Adviser Capital Appreciation Fund, Putnam Equity Income Fund, Strong Advisor Small Cap Fund or the Western Asset Core Bond Portfolio Fund-Institutional Class holds a meeting of shareholders, we will vote shares held in the corresponding Equity Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the Underlying Mutual Funds and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.



 THE GUARANTEED OPTIONS

 You can choose from among three different guaranteed options:

 o  two GRAs guaranteed by major insurance companies, or

 o our Money Market Guarantee Account held in one of our separate accounts and guaranteed by us.

Program investment options

----------
   16
--------------------------------------------------------------------------------

 Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.

 GUARANTEED RATE ACCOUNTS

 You can choose from a GRA that matures in three years (3-year GRA) or a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and expenses."

 You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call the AIMS or access the Website on the Internet to obtain the current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature Withdrawals and Transfers from a GRA" in the SAI.

 RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

 As a general matter, prior to a GRA's maturity you may not:

 o  remove amounts from a GRA;

 o  make transfers from one GRA to another investment option; or

 o use GRA amounts to obtain a plan loan, for hardship or in-service withdrawals, to receive benefits from a terminated plan or to transfer amounts to a new plan.

 Withdrawals from a GRA may be made before maturity if you are disabled, you attain age 701|M/2, or you die. Certain other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See "Premature Withdrawals and Transfers from a GRA" in the SAI.

 THE GRA GUARANTEES


 MetLife guarantees all contributions allocated to GRAs during a one year period beginning July 23, 2003. These contributions are invested until maturity through two group annuity contracts that MetLife issued to the ADA Trustees. MetLife's home office is at One Madison Avenue, New York, NY 10010. Founded in 1868, MetLife had assets of approximately $251.0 billion in its general account as of December 31, 2003. MetLife and its subsidiaries had assets under management as of December 31, 2003 of approximately $350.2 billion.

 The ADA Trustees may arrange for other carriers to provide GRAs at any time. All references in this prospectus and the SAI to the "Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by MetLife or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate. All GRAs invested in prior to July 23, 2003, remain invested through maturity with the insurance company that provided that GRA.


 Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to Equitable Life's receipt of the proceeds of such GRA from the other carriers.

 MONEY MARKET GUARANTEE ACCOUNT

 All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically

Program investment options

----------
  17
--------------------------------------------------------------------------------

 begins receiving interest at the new rate until transferred or withdrawn. You may call AIMS or access the Website on the Internet to obtain the current monthly rate.

 DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS

 You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.

 THE MONEY MARKET GUARANTEE ACCOUNT GUARANTEE

 We guarantee the amount of your contributions to the Money Market Guarantee Account and the interest credited. We hold assets in our Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, as required by law. Assets we hold in Separate Account No. 43 attributable to ADA participants are available to Program participants who have allocated amounts to the Money Market Guarantee Account. We may not use these amounts to satisfy obligations that may arise out of any other business we conduct. If the assets in Separate Account No. 43 are insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 from Equitable Life's general account, to make up for any shortfall. We may remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.

 CALCULATION OF OUR RATES

 The interest rate we credit to the Money Market Guarantee
 Account approximates:

 (1) the average over each calendar year of "domestic prime" money market funds (funds with the highest quality investments); plus

 (2) an amount which approximates the average expenses deducted from such funds; less

 (3) 0.15% (Administration Fee) and the applicable Program Expense Charge. See "Charges and expenses" later in this prospectus.


 On January 1 each year we set an annual minimum interest rate for the Money Market Guarantee Account. The minimum guaranteed interest rate for 2004 is .75% (before applicable asset-based fees).

3
How we value your account balance in the Investment Funds





----------------
      18
--------------------------------------------------------------------------------

 FOR AMOUNTS IN THE EQUITY FUNDS

 When you invest in an Equity Fund, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

 On any given day, your account value in any Equity Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Equity Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Equity Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

 For a description of how Equity Fund unit values are computed, see "How We Determine Unit Values for the Funds" in the SAI.

4
Transfers and access to your account






----------------
  19
--------------------------------------------------------------------------------

 TRANSFERS AMONG INVESTMENT OPTIONS


 You may transfer some or all of your amounts among the investment options if you participate in the Master Plan or the Volume Submitter Plan (together, the "Plans"). Participants in other plans may make transfers as allowed by the plan.

 No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to and from the Money Market Guarantee Account and the Growth Equity Fund, are permitted at any time. Transfers to and from the Small Cap Growth Fund, Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund Small Cap Value Fund, U.S. Bond Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest. A redemption charge of 2.00% of the amount exchanged will be imposed on amounts held less than a specified period if transferred out of either the Small Cap Growth Fund or the Equity Income Fund. See "Redemption charge" in "Charges and expenses" later in this prospectus. In addition, we reserve the right to restrict transfers among variable investment funds as described in your contract including limitations on the number, frequency or dollar amount of transfers.



 DISRUPTIVE TRANSFER ACTIVITY


 Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long-term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued.

 Please see the prospectus of any fund that you have selected or that you are considering for allocation of your account value for information provided by the fund respecting frequent transfers, "market timing" activity, and the valuation of portfolio securities. We generally cooperate with the funds available for investment through our separate accounts in identifying plans or individuals that engage in transfers deemed by a fund to be in violation of its transfer policies or procedures. If a fund so requests, we will take action to help enforce the fund's policies and procedures as set forth in its prospectus. For this purpose, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may take other action requested by a fund if we deem it within our power and authority. If we are not able to take action requested by a fund, the fund may refuse to permit any additional investment in its fund through our separate account, in which case, we may terminate the availability of the fund; any replacement will be subject to approval by the plan. We currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not provide such letters in the future.

 If you have selected or are considering any State Street fund for allocation of your account value, please refer to the "Disruptive transfer activity"
 section in the ADA State Street Prospectus which accompanies this Prospectus, for information respecting the monitoring of frequent trading activity in those funds.



 OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

 Participants may use our automated AIMS, or our Internet Website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. Our Internet Website can be accessed at www.equitable.com/ada.

 We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS and by the Internet Website. The procedures require personal identification information, including your personal security code ("PSC") number, prior

Transfers and access to your account

----------
   20
--------------------------------------------------------------------------------

 to acting on telephone instructions or accessing information on the Internet Website, and providing written confirmation of the transfers. We assign a PSC number to you after we receive your completed enrollment form.Thus, we will not be liable for following telephone instructions, or Internet instructions, we reasonably believe to be genuine.

 We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

 A transfer request will be effective on the business day we receive the request. Transfer requests received after the end of a business day will be credited the next business day. We will confirm all transfers in writing.

 -------------------------------------------------------------------------------
 Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
 -------------------------------------------------------------------------------

 PARTICIPANT LOANS

 Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

 Loans are subject to restrictions under Federal tax laws and ERISA. A loan may not be taken from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent may be required for a loan.

 Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.


 CHOOSING BENEFIT PAYMENT OPTIONS

 Benefit payments are subject to plan provisions.


 The Program offers a variety of benefit payment options for participants in the Plans. (If you are a participant in an individually designed plan, ask your employer for information on benefit payment options under your Plan). Your plan may allow you a choice of one or more of the following forms of distribution:


 o  Qualified Joint and Survivor Annuity

 o  Lump Sum Payment

 o  Installment Payments

 o  Life Annuity

 o  Life Annuity - Period Certain

 o  Joint and Survivor Annuity

 o  Joint and Survivor Annuity - Period Certain

 o  Cash Refund Annuity

 All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

 -------------------------------------------------------------------------------
 The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
 -------------------------------------------------------------------------------

 See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.

 Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

 We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.

Transfers and access to your account


----------
  21
--------------------------------------------------------------------------------

 The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

 If you are a participant in an individually-designed plan, ask your employer for information on benefit payment options under your Plan.


 SPOUSAL CONSENT

 If a participant is married and has an account balance greater than $5,000 (except for amounts contributed to the Rollover Account), federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


 BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

 Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.

 If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701|M/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement, an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


 Under the Plans, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Guaranteed Rate Accounts will remain in the Guaranteed Rate Accounts.

5
The Program






----------------
      22
--------------------------------------------------------------------------------

 This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.


 The American Dental Association Members Retirement Program consists of several types of retirement plans and three retirement plan Trusts: the Master Trust, the Volume Submitter Retirement Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contract described in this prospectus and in the group annuity contract funding the GRAs. The Program is sponsored by the ADA, and the Trustees under the Master, Volume Submitter Retirement and Pooled Trusts are the members of the Council on Member Insurance and Retirement Programs of the ADA (the "Trustees" or "ADA Trustees"). The Program had 24,795 participants and $1.2 billion in assets at December 31, 2003.



 ELIGIBLE EMPLOYERS

 You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.

 Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us - Information on joining the Program" on the back cover of the prospectus.


 SUMMARY OF PLAN CHOICES


 You have a choice of three retirement plan arrangements under the Program. You can:


 o Choose the MASTER PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------

 The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan, a defined contribution pension plan, or both. Traditional 401(k), SIMPLE 401(k), and Safe Harbor 401(k) are also available.
--------------------------------------------------------------------------------

 o Choose the VOLUME SUBMITTER PLAN - which automatically gives you a full range of services from Equitable Life and offers the opportunity to utilize a cross-tested plan option. The services include your choice of the Program's investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Volume Submitter Plan, employers adopt the Volume Submitter Retirement Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------
 The Volume Submitter Plan is a defined contribution plan that can be adopted as a profit sharing plan (new comparability or age weighted) with or without 401(k) features.
--------------------------------------------------------------------------------

 o Maintain your own INDIVIDUALLY DESIGNED PLAN - and use the Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.

--------------------------------------------------------------------------------
 The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------


 Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.

The Program


----------
  23
--------------------------------------------------------------------------------

 GETTING STARTED


 If you choose either Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your Responsibilities as Employer" in the SAI.



 HOW TO MAKE PROGRAM CONTRIBUTIONS

 Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For contribution checks only" in the "Information once you join the Program" section under "How to reach us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

 All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the contribution will be applied. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.


 There is no minimum amount which must be contributed for investment if you adopt either Plan or if you have your own individually designed plan that uses the Pooled Trust.



 ALLOCATING PROGRAM CONTRIBUTIONS


 Under the the Plans, participants make all of the investment decisions.


 Investment decisions in the individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.

 Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. YOU MAY, OF COURSE, TRANSFER TO ANOTHER INVESTMENT OPTION AT ANY TIME. CONTRIBUTIONS ARE ONLY ACCEPTED FOR PROPERLY ENROLLED PARTICIPANTS.


 WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to plan provisions. Transaction requests received after the end of a business day will be processed the next business day. Processing of any transaction may be delayed if a properly completed form is not received.


 Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan or adequate proof of qualified plan status.


 DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

 Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus and the SAI.

The Program


----------
   24
--------------------------------------------------------------------------------


 AMOUNTS IN THE EQUITY FUNDS AND MONEY MARKET GUARANTEE ACCOUNT. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the Small Cap Growth Fund, Foreign Fund, Small Cap Value Fund, U.S. Bond Fund, Equity Index, Equity Income, Large Cap Growth Fund or the Lifecycle Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest. In addition, a 2.00% redemption charge on amounts redeemed from the Small Cap Growth Fund and the Equity Income Fund if held for less than a specified period. See "Redemption charge" in "Charges and expenses" later in this prospectus.


 AMOUNTS IN THE GUARANTEED RATE ACCOUNTS. Withdrawals generally may not be taken from GRAs prior to maturity. See "Guaranteed Rate Accounts."

 Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

 IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.


 RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

 In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.



 In general, under the Plans, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Choosing benefit payment options" under "Transfers and access to your account" earlier in this prospectus, "Tax information" later in this prospectus and the SAI for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 701|M/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 701|M/2 or retirement from the employer sponsoring the plan.


 Distributions must be made according to rules in the Code and Treasury Regulations and the terms of the plan. Treasury Regulations on required minimum distributions were proposed in 1987, revised in 2001 and finalized in 2002. The 2002 final Regulations apply beginning in November 2002. The 2002 final Regulations include Temporary Regulations applicable to annuity contracts used to fund plans. Certain provisions of the Temporary Regulations concerning the actuarial value of additional contract benefits which could have increased the amount required to be distributed from contracts have been suspended for 2003. However, these or similar provisions may apply in future years. Under transitional rules, the 1987 and 2001 proposed requlations may continue to apply to annuity payments. Please consult your plan administrator and tax advisor concerning applicability of these complex rules to your situation.


 Under the Plans, self-employed persons may generally not receive a distribution prior to age 591|M/2, and employees generally may not receive a distribution prior to a separation from service.

6
Charges and expenses






----------------
  25
--------------------------------------------------------------------------------


 You will incur three general types of charges under the Program:


  (1) Charges based on the value of your assets in the Trust - these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the investment funds or as reductions from the rates credited to the guaranteed options.

  (2) Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate investment funds and the dollars in the guaranteed options.


  (3) Redemption charges on amounts redeemed from the Small Cap Growth Fund and the Equity Income Fund if held for less than a specified period. See "Redemption charge" later in this section.


           We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

           We make no deduction from your contributions or withdrawals for sales expenses.


 CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

 PROGRAM EXPENSE CHARGE


 We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program. The current charge is as follows:





--------------------------------------------
       ANNUAL PROGRAM EXPENSE CHARGE
--------------------------------------------
  EQUITABLE LIFE          ADA          TOTAL
--------------------------------------------
 .620%                   .025%         .645%
--------------------------------------------




 The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets allocated to the Trust and the number of plans enrolled in the Program. For the 12 months beginning May 1, 2004, the total Program expense charge is .645%.


 PROGRAM EXPENSE CHARGE - INVESTMENT FUNDS AND MONEY MARKET GUARANTEE ACCOUNT

 For investment funds, the Program expense charge is calculated based on Program assets in the Trust on January 31 in each year, and is charged at a monthly rate of 1/12 of the relevant annual charge.

 PROGRAM EXPENSE CHARGE AND ANNUAL INVESTMENT ACCOUNTING FEE - GRAS

 For GRAs, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program expense charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, we charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.


 We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program, investment funds and Money Market Guarantee Account, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 2003 we received $7,000,348 and the ADA received $0 under the Program expense charge.

Charges and expenses


----------
   26
--------------------------------------------------------------------------------

 PROGRAM RELATED INVESTMENT MANAGEMENT AND ADMINISTRATION FEES

 The computation of unit values for each investment fund also reflects applicable fees charged for investment management and administration. These charges are based on the amount of Program assets in the investment funds at the end of the second month prior to the day on which the calculation is made.



 The investment management and administrative fees are paid out of each investment fund's assets. The Growth Equity Fund pays us an investment management fee that varies based on their respective assets. No investment management fees are paid to us by the Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, Small Cap Growth Fund, Small Cap Value Fund, U.S. Bond Fund or Lifecycle Funds. An administration fee is based on investment fund assets and is equal to a maximum of .15% annually. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value.


 As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Equity Funds.


 OTHER EXPENSES BORNE BY THE INVESTMENT FUNDS, UNDERLYING MUTUAL FUNDS AND/OR TRUSTS AND UNDERLYING STATE STREET FUNDS

 Certain other expenses are charged directly to the investment funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.


 The Foreign, Equity Index, Equity Income, Large Cap Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds purchase and redeem shares in the Fidelity Small Cap Stock Fund, Templeton Foreign Fund - Class A, SSgA S&P 500 Index Fund, Putnam Equity Income Fund, Janus Adviser Capital Appreciation Fund - Class I, Strong Advisor Small Cap Value Fund and Western Asset Core Bond Portfolio-Institutional Class, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the Templeton Foreign Fund, SSgA S&P 500 Index Fund, Putnam Equity Income Fund, Janus Adviser Capital Appreciation Fund - Class I, Fidelity Small Cap Stock Fund, Strong Advisor Small Cap Value Fund and Western Asset Core Bond Portfolio- Institutional Class Fund, which are indirectly borne by the Funds, please refer to the prospectuses for each of these Underlying Mutual Funds.


 The Lifecycle Funds - Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts - Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds - Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts and the underlying State Street funds, which are indirectly borne by the Lifecycle Funds, please refer to our separate prospectus for the Lifecycle Funds.


 PLAN AND TRANSACTION EXPENSES

 MASTER AND VOLUME SUBMITTER PLANS AND INDIVIDUALLY-DESIGNED PLAN FEES



 RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

Charges and expenses

----------
  27
--------------------------------------------------------------------------------

   -----------------------------------------------------------------------------



---------------------------------------------------------
Master Plan and Volume Submitter Plan
   participants                          $3 per quarter
Investment Only                          $1 per quarter

---------------------------------------------------------


 ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.


 INDIVIDUAL ANNUITY CHARGES

 ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.


 REDEMPTION CHARGE. If Equitable effects a distribution, transfer or withdrawal from amounts the participant has allocated to the Small Cap Growth Fund, any portion of the amount redeemed attributable to shares held in the Fund for less than 90 days is subject to a 2.00% redemption charge. This charge is a "short-term" trading fee imposed by the Fidelity Small Cap Stock Fund and will be deducted from the amount redeemed from the participant's account value at the time of the transaction and remitted to the Fidelity Small Cap Stock Fund.

 If Equitable effects a distribution, transfer or withdrawal from amounts the participant has allocated to the Equity Income Fund, any portion of the amount redeemed attributable to shares exchanged or sold within 5 calendar days of purchase will, effective December 31, 2004, be subject to a 2.00% redemption charge. This charge is imposed by the Putnam Equity Income Fund and will be deducted from the amount redeemed from the participant's account value at the time of the transaction and remitted to the Putnam Equity Income Fund.



 CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES


 We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, such as our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.


 We reserve the right to deduct any applicable charges such as our premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.


 GENERAL INFORMATION ON FEES AND CHARGES


 We may change our investment management fees if we give the ADA Trustees 90 days notice and comply with the conditions of our group annuity contract. We may change the other fees and charges described above at any time with the ADA's consent. During 2003 we received total fees and charges under the Program of $9,806,296.

7
Tax information






----------------
      28
--------------------------------------------------------------------------------

 In this section, we briefly outline current Federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.

 The United States Congress has in the past considered and may in the future, without notice, consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.

 Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax advisor.


 BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

 Annuity contracts can be purchased in connection with retirement plans qualified under Code section 401. How these arrangements work, including special rules applicable to each, are described in the SAI. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

 INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

 In this section, the word "you" refers to the plan participant.

 Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

 ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code, or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.

 ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

 IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include

Tax information



----------
  29
--------------------------------------------------------------------------------

 in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

 PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 591|M/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

 The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.


 WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA, an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the Plans, we will withhold the tax and send you the remaining amount. Under an individually designed plan, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.


 OTHER TAX CONSEQUENCES

 Certain tax advantages of a tax-qualified retirement plan may not be available under certain state and local tax laws. This outline does not discuss the effect of any state or local tax laws. It also does not discuss the effect of federal estate and gift tax laws (or state and local estate, inheritance and other similar tax laws). This outline assumes that the participant does not participate in any other qualified retirement plan. Finally, it should be noted that many tax consequences depend on the particular jurisdiction or circumstances of a participant or beneficiary.

 We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax advisor before your purchase.

8
More information






----------------
      30
--------------------------------------------------------------------------------

 ABOUT PROGRAM CHANGES OR TERMINATIONS

 AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and transfer any amounts in that investment option to another option and (2) offer new investment options with different terms.

 TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

 o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

 o  amounts allocated to the GRAs would be held until maturity.

 If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.


 IRS DISQUALIFICATION

 If your plan is found not to qualify under the Internal Revenue Code, we may:
 (1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.


 ABOUT THE SEPARATE ACCOUNTS

 Each investment fund is one or part of one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.


 The separate accounts that we call the Growth Equity, Small Cap Growth, Foreign, Equity Index and Lifecycle Funds commenced operations in 1968, 1995, 1992, 1994 and 1995, respectively. The Fund, which was part of our Separate Account No. 3 (Pooled), was transferred on December 1, 1995 to Separate Account No. 200. Separate Account No. 206 has four subaccounts that we call the Equity Income Fund and the Large Cap Growth Fund, both established in 1999, as well as the Small Cap Value Fund and the U.S. Bond Fund, both established in July 2002. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940.

 The Small Cap Growth, Foreign, Equity Index, Equity Income, Large Cap Growth, Small Cap Value, U.S. Bond and Lifecycles funds are used exclusively in the ADA Program. The Growth Equity Fund is a "pooled" fund that is used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer.



 ABOUT LEGAL PROCEEDINGS

 Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.

More information


----------
  31
--------------------------------------------------------------------------------


 ABOUT OUR INDEPENDENT AUDITORS

 The financial statements listed below and incorporated in the SAI have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting:

 o The financial statements for Separate Account Nos. 4, 191, 200 and 206 as of December 31, 2003 and for each of the two years in the periods then ended.


 o The financial statements for Equitable Life as of December 31, 2003 and 2002 and for each of the three years in the periods then ended.



 REPORTS WE PROVIDE AND AVAILABLE INFORMATION

 We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

 As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's Website at http://www.sec.gov.


 ACCEPTANCE

 The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.

Appendix I: Condensed financial information






--------
 A-1
--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1994 through December 31, 2003 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent auditors in their reports included in the SAI. For years prior to 1994, the condensed financial information was audited by other independent accountants. The financial statements of each of the Funds as well as the consolidated financial statements of Equitable Life are contained in the SAI. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.


GROWTH EQUITY FUND: SEPARATE ACCOUNT NO. 4 (POOLED)




-------------------------------------------------------------------------------------------------------------
                         INCOME AND EXPENSES                               CAPITAL CHANGES
              ----------------------------------------- -----------------------------------------------------
                                                             NET
                                                           REALIZED
                                                             AND
                                                          UNREALIZED        NET       NET ASSET   NET ASSET
                                                            GAINS       INCREASE      VALUE AT     VALUE AT
                                        NET INVESTMENT   (LOSSES) ON   (DECREASE)    BEGINNING      END OF
  YEAR ENDED                EXPENSES        INCOME       INVESTMENTS     IN UNIT     OF PERIOD      PERIOD
   DEC. 31,      INCOME    (NOTE A)         (LOSS)         (NOTE B)       VALUE       (NOTE C)     (NOTE D)
-------------------------------------------------------------------------------------------------------------
     2003      $  1.21     $ (2.84)        $ (1.63)       $  80.05      $  78.42     $  223.76    $  302.18
     2002         1.05       (2.91)          (1.86)         (84.61)       (86.47)       310.23       223.76
     2001         1.52       (3.56)          (2.04)         (70.04)       (72.08)       382.31       310.23
     2000         1.84       (4.26)          (2.42)         (76.46)       (78.88)       461.19       382.31
     1999         2.08       (4.04)          (1.96)         119.97        118.01        343.18       461.19
     1998         1.84       (3.64)          (1.80)         ( 9.63)       (11.43)       354.61       343.18
     1997         1.77       (3.38)          (1.61)          75.28         73.67        280.94       354.61
     1996         1.56       (2.87)          (1.31)          42.22         40.91        240.03       280.94
     1995         2.10       (2.28)          ( .18)          57.14         56.96        183.07       240.03
     1994         2.03       (2.03)            .00          ( 4.23)       ( 4.23)       187.30       183.07
--------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------
                                        OPERATING STATISTICS
                      --------------------------------------------------------
                                       RATIO OF NET     NUMBER OF
                          RATIO OF     INVESTMENT        UNITS
                        OPERATING        INCOME       OUTSTANDING
                       EXPENSES TO      (LOSS) TO      AT END OF     PORTFOLIO
                       AVERAGE NET     AVERAGE NET      PERIOD      TURNOVER
 YEAR ENDED DEC. 31,      ASSETS         ASSETS       (IN 000'S)      RATE
------------------------------------------------------------------------------
         2003              1.10%           (.63)%          827          51%
         2002              1.12            (.72)           817          39
         2001              1.08            (.62)           899         132
         2000              1.04            (.59)           968          48
         1999              1.05            (.51)         1,060          72
         1998              1.05            (.52)         1,296          71
         1997              1.07            (.51)         1,386          62
         1996              1.10            (.50)         1,435         105
         1995              1.07            (.08)         1,456         108
         1994              1.11             .00          1,441          91
------------------------------------------------------------------------------


NOTES: See next page.

Appendix i: Condensed financial information


-----
  A-2
--------------------------------------------------------------------------------

A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect any unit values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Fund units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account No. 4 (Pooled), which may be found in the SAI.

C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund unit was established at $10.00 on that date.

D. Income, expenses, gains and losses shown above pertain only to ADA participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity Fund and may have operating results and other supplementary data different from those shown above.



AGGRESSIVE EQUITY FUND(1), FOREIGN FUND, EQUITY INDEX FUND, EQUITY INCOME FUND, LARGE CAP GROWTH FUND, SMALL CAP VALUE FUND, U.S. BOND FUND, LIFECYCLE FUND - CONSERVATIVE AND LIFECYCLE FUND - MODERATE:
SEPARATE ACCOUNT NOS. 200, 191, 195, 206, 197 AND 198

Unit values and number of units outstanding for these Funds are shown below.





----------------------------------------------------------------------------------------------------
                                                      FOR THE YEARS ENDING DECEMBER 31,
                                         -----------------------------------------------------------
                                             1994        1995        1996        1997        1998
----------------------------------------------------------------------------------------------------
Aggressive Equity Fund(1)
   Unit Value                                    -     $ 42.62     $ 48.48     $ 58.07     $ 71.77
   Number of units outstanding (000's)           -       1,802       2,237       2,295       2,348
Foreign Fund
   Unit Value                              $ 13.01     $ 14.31     $ 16.71     $ 17.69     $ 16.70
   Number of units outstanding (000's)       5,537       4,769       5,050       5,170       4,336
Equity Index Fund
   Unit Value                              $  9.71     $ 13.12     $ 15.91     $ 20.95     $ 26.65
   Number of units outstanding (000's)         515       1,483       2,100       3,713       4,890
Equity Income Fund
   Unit Value                                    -           -           -           -           -
   Number of units outstanding (000's)           -           -           -           -           -
Large Cap Growth Fund
   Unit Value                                    -           -           -           -           -
   Number of units outstanding (000's)           -           -           -           -           -
Small Cap Value Fund
   Unit Value
   Number of units outstanding (000's)
U.S. Bond Fund
   Unit Value                                    -           -           -           -           -
   Number of units outstanding (000's)           -           -           -           -           -
Lifecycle Fund - Conservative
   Unit Value                                    -     $ 10.59     $ 11.04     $ 12.13     $ 13.37
   Number of units outstanding (000's)           -         281         409         596       1,009
Lifecycle Fund - Moderate
   Unit Value                                    -     $ 11.01     $ 12.18     $ 14.14     $ 16.28
   Number of units outstanding (000's)           -       6,924       7,241       7,657       7,691
-------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
                                                                                                      INCEPTION
                                                      FOR THE YEARS ENDING DECEMBER 31,                  DATE
                                         ----------------------------------------------------------------------
                                              1999        2000        2001        2002        2003
---------------------------------------------------------------------------------------------------------------
Aggressive Equity Fund(1)                                                                               12/1/95
   Unit Value                              $ 106.99     $ 79.26     $ 58.36     $ 37.38     $ 48.91
   Number of units outstanding (000's)        2,295       2,673       2,542       2,423       2,537
Foreign Fund                                                                                             3/2/92
   Unit Value                              $  23.08     $ 22.07     $ 20.17     $ 18.28     $ 23.67
   Number of units outstanding (000's)        3,895       3,661       3,404       3,418       3,391
Equity Index Fund                                                                                        2/1/94
   Unit Value                              $  31.94     $ 28.74     $ 25.03     $ 19.25     $ 24.52
   Number of units outstanding (000's)        6,399       5,746       5,639       5,580       6,253
Equity Income Fund                                                                                       7/7/99
   Unit Value                              $   8.92     $  9.93     $  9.68     $  8.35     $ 10.49
   Number of units outstanding (000's)          475         784       1,519       1,827       2,134
Large Cap Growth Fund                                                                                  10/25/99
   Unit Value                              $  12.50     $  9.43     $  4.76     $  2.77     $  3.43
   Number of units outstanding (000's)          834       3,901       4,664       4,948       5,557
Small Cap Value Fund                                                                                    7/22/02
   Unit Value                                                                   $ 10.23     $ 14.99
   Number of units outstanding (000's)                                              207       1,235
U.S. Bond Fund                                                                                          7/22/02
   Unit Value                                     -           -           -     $ 10.53     $ 11.22
   Number of units outstanding (000's)            -           -           -         566       1,073
Lifecycle Fund - Conservative                                                                            5/1/95
   Unit Value                              $  14.06     $ 14.38     $ 14.34     $ 14.08     $ 15.64
   Number of units outstanding (000's)          906         804         831       1,015       1,143
Lifecycle Fund - Moderate                                                                                5/1/95
   Unit Value                              $  18.23     $ 17.74     $ 16.81     $ 15.12     $ 18.15
   Number of units outstanding (000's)        7,262       6,906       6,334       5,937       6,124
----------------------------------------------------------------------------------------------------------------



(1)   now named the Small Cap Growth Fund

Statement of additional information






----------------
  S-1
--------------------------------------------------------------------------------

     TABLE OF CONTENTS





                                                       Page
 Funding of the Program                              SAI-2
 Your Responsibilities as Employer                   SAI-2
 Procedures for Withdrawals, Distributions and
 Transfers                                           SAI-3
 Types of Benefits                                   SAI-6
 Provisions of the Plans                             SAI-7
 Investment Restrictions Applicable to the Growth
 Equity Fund                                         SAI-12
 How We Determine the Unit Value for the Funds       SAI-12
 How We Value the Assets of the Investment Funds     SAI-13
 Growth Equity Fund Transactions                     SAI-14
 Investment Management Fee                           SAI-15
 Distribution of the Contracts                       SAI-15
 Equitable Life's Pending Name Change                SAI-15
 Our Management                                      SAI-15
 Financial Statements                                SAI-18


CLIP AND MAIL TO US TO RECEIVE A STATEMENT OF ADDITIONAL INFORMATION

     To: The Equitable Life Assurance Society
        of the United States
     Box 2486 G.P.O. New York, NY 10116


 Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2004.



 -------------------------------------------------------------------------------

 Name:


--------------------------------------------------------------------------------
  Address:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


 Copyright 2004 by The Equitable Life Assurance Society of the United States. All rights reserved.

About Equitable Life
--------------------------------------------------------------------------------

  The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

 Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, has any legal responsibility to pay amounts that Equitable Life owes under the contract.


 AXA Financial, Inc. and its consolidated subsidiaries manage approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


 Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

--------------------------------------------------------------------------------

 HOW TO REACH US

 You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.


  You can reach us as indicated below to obtain:

 o Copies of any plans, trusts, adoption agreements, or enrollment or other forms used in the Program.

 o  Unit values and other account information under your plan,

 o Any other information or materials that we provide in connection with the Program.

 INFORMATION ON JOINING THE PROGRAM

 BY PHONE:
---------------------------------------------------------------------
 1-800-523-1125
 (Retirement Program Specialists
 available weekdays 9am to 5pm
 Eastern Time)
---------------------------------------------------------------------
 BY REGULAR MAIL:
---------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life, Box 2011
 Secaucus, NJ 07096
---------------------------------------------------------------------
 BY REGISTERED, CERTIFIED,
 OR OVERNIGHT DELIVERY:
---------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, Second Floor
 Secaucus, NJ 07094
---------------------------------------------------------------------
 BY INTERNET:
---------------------------------------------------------------------
 The ADA Members Retirement Program Website www.equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an e-mail feature that can be accessed by clicking on either "Contact us" or "Send E-Mail to the Equitable."

 INFORMATION ONCE YOU JOIN THE PROGRAM

 -----------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
 1-800-223-5790 (U.S.) or 1-800-223-5790-0 from France, Israel,
 Italy, Republic of Korea, Switzerland, and the United Kingdom.
 (Account Executives available weekdays 9am to 5pm
 Eastern Time)

--------------------------------------------------------------------------------


 TOLL-FREE AIMS FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------
 By calling 1-800-223-5790 or 1-800-223-5790-0 you may, with your assigned personal security code, use our Account Investment
 Management System ("AIMS") to:
 o  Transfer assets between investment options and obtain account information.
 o  Change the allocation of future contributions and maturing guaranteed options.
 o  Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.
 AIMS operates 24 hours a day. You may speak with our Account
 Executives during regular business hours.
--------------------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------

 By logging on to www.equitable.com/ada, Participant Services you may, with your social security number and your personal security code, use the Internet to access certain retirement account information such as:

 o  Investment performance, current and historical investment fund unit values, and current guaranteed option interest rates.
 o  Transfer assets between investment options and obtain account balance information
 o  Change the allocation of future contributions and maturing
    Guaranteed Rate Accounts.
--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------
 (correspondence): The ADA Members
    Retirement Program
    Box 2486 G.P.O.
    New York, NY 10116
--------------------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------
 The Association Members
 Retirement Program
 P.O. Box 1599
 Newark, NJ 07101-9764
--------------------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, 2B-55
 Secaucus, NJ 07094
--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------

 We welcome your comments and questions regarding the ADA
 Members Retirement Program. If you have a comment or suggestion about the ADA Website we would appreciate hearing from you. Go to www.equitable.com/ada, Participant Services and click on "Contact Us" or click on "email the ADA Members
 Retirement Program."

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in the other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

MAY 1, 2004


                           AMERICAN DENTAL ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated May 1, 2004 for the American Dental Association Members Retirement Program. THIS SAI RELATES TO ALL INVESTMENT FUNDS EXCEPT THE EQUITY INDEX FUND AND LIFECYCLE FUNDS, WHICH ARE DISCUSSED IN OUR SEPARATE SAI FOR THOSE INVESTMENT OPTIONS.


A copy of the prospectus to which this SAI relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number, in the US 1-800-223-5790 or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.


Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2004 to which this SAI relates.


                              CONTENTS OF THIS SAI


                                                                     PAGE IN SAI
                                                                     -----------
The Program
  Funding of the Program ............................................    SAI-2
  Your Responsibilities as Employer .................................    SAI-2
  Procedures for Withdrawals, Distributions and Transfers ...........    SAI-3
    Pre-Retirement Withdrawals ......................................    SAI-3
    Benefit Distributions ...........................................    SAI-3
    Eligible Rollover Distributions and Federal Income Tax
         Withholding ................................................    SAI-4
    Premature Withdrawals and Transfers from a GRA ..................    SAI-4
    Maturing GRAs ...................................................    SAI-5
Types of Benefits ...................................................    SAI-6
Provisions of the Plans .............................................    SAI-7
    Plan Eligibility Requirements ...................................    SAI-7
    Contributions to Qualified Plans ................................    SAI-8
    Contributions to the Plans ......................................    SAI-8
    Allocation of Contributions .....................................    SAI-10


                                                                     PAGE IN SAI
                                                                     -----------
    The Plans and Section 404(c) of ERISA ...........................    SAI-10
    Vesting .........................................................    SAI-10
Investment Restrictions Applicable to the Growth Equity Fund ........    SAI-12
How We Determine Unit Values for the Funds ..........................    SAI-12
  The Equity Funds ..................................................    SAI-12
How We Value the Assets of the Investment Funds .....................    SAI-13
  The Growth Equity Fund ............................................    SAI-13
  Other Equity Funds ................................................    SAI-13
Growth Equity Fund Transactions .....................................    SAI-14
Investment Management Fee ...........................................    SAI-15
Distribution of the Contracts .......................................    SAI-15
Equitable Life's Pending Name Change ................................    SAI-15
Our Management ......................................................    SAI-15
Financial Statements ................................................    SAI-18


----------

Copyright 2004 by The Equitable Life Assurance Society of The United States. 1290 Avenue of the Americas, New York, New York 10104. All rights reserved.

--------------------------------------------------------------------------------
THE PROGRAM


The Program consists of the Master Plan and Volume Submitter Plan (the "Plans") and the Investment Only plan made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under Equitable Life's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to an administrative services agreement between the ADA Trustees (who are currently members of the ADA Council on Member Insurance and Retirement Programs ("Trustees" or "ADA Trustees")) and Equitable Life. This administrative services agreement would normally terminate when the group annuity contract with Equitable Life ("the contract") terminates.



FUNDING OF THE PROGRAM


The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The ADA Trustees have also entered into two group annuity contracts with MetLife relating to Guaranteed Rate Accounts opened during the one year period beginning July 23, 2003. All other investment options are covered by the contract with Equitable Life. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.


The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.


YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt one of the Plans, you as the employer and plan administrator will have certain responsibilities, including:


     o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

     o  maintaining all personnel records necessary for administering your plan;

     o  determining who is eligible to receive benefits;

     o forwarding to us, and when required, signing, all the forms your employees are required to submit;

     o distributing summary plan descriptions and participant annual reports to your employees and former employees;

     o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

     o filing an annual information return for your plan with the Department of Labor, if required;

     o providing us the information with which to run special nonodiscrimination tests, if you have a 401(k) plan or your plan accepts postotax employee or employer matching contributions;

     o determining the amount of all contributions for each participant in the plan;

     o forwarding salary deferral and postotax employee contributions to us as soon as possible (and in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

     o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

     o providing us with written instructions for allocating amounts in the plan's forfeiture account.

                                     SAI-2

--------------------------------------------------------------------------------
If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.


PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Plans, self-employed persons generally may not receive a distribution prior to age 591/2, and employees generally may not receive a distribution prior to separation from service. However, if the Plans are maintained as profit sharing plans, you may request distribution of benefits after you reach age 591/2 even if you are still working, as long as you are 100% vested. If the Plans are maintained as 401(k) plans and you are under age 591/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except salary deferral amounts if there is a successor plan).

You may withdraw all or part of your account balance under the Plans attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax information" in the prospectus.


We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from the Aggressive Equity Fund, the Foreign Fund, the Large Cap Growth Fund, the Equity Index Fund and the Equity Income Fund may be delayed if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY, EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME. SEE "PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA" BELOW. TRANSFERS FROM THE FOREIGN FUND, LARGE CAP GROWTH FUND, EQUITY INDEX FUND, AGGRESSIVE EQUITY FUND, EQUITY INCOME FUND, SMALL CAP FUND, U.S. BOND FUND AND LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE ARE PERMITTED DAILY EXCEPT UNDER INFREQUENT CIRCUMSTANCES WHEN THE WITHDRAWALS MAY BE SUBJECT TO A DELAY. SEE "BENEFIT DISTRIBUTIONS" BELOW.


BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under either of the Plans, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.


Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will process single sum payments as of the close of business on the

                                     SAI-3

--------------------------------------------------------------------------------
day we receive a properly completed form. A check payable to the plan's trustee will be forwarded within five days after processing begins. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you would like expedited delivery at your expense, you may request it on your Election of Benefits form.


DEATH BENEFITS. If a participant in either of the Plans dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her
(a) children, (b) parents and (c) brothers and sisters. If none of them survives, the participant's vested benefit will be paid to the participant's estate.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to an eligible retirement plan. An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually):
(1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

     o  hardship withdrawals;

     o  certain corrective distributions under Code Section 401(k) plans;

     o  loans that are treated as distributions;

     o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

     o  required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, your money remains in the GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.

The Program does not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as explained below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. There are no qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the

                                     SAI-4

--------------------------------------------------------------------------------
applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals will be used first. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than Equitable Life are subject to Equitable Life's receipt of the proceeds of such GRA from such carrier.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

     o you are a dentist age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

     o you are not a dentist and you attain age 59 1/2 or terminate employment (including retirement);

     o  you are disabled;

     o  you attain age 70 1/2; or

     o  you die.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payments upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

     (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

     (ii) the years and/or fraction of a year until maturity, times

     (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%--4%=2%, (ii) 2% X 1 year=2%, (iii) 2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

MATURING GRAS. Your confirmation notice lists the maturity date for each GRA you hold.

You may arrange in advance for the reinvestment of your maturing GRAs by using AIMS or accessing the Website on the Internet. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

   o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

   o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

                                     SAI-5

--------------------------------------------------------------------------------
   o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.

TYPES OF BENEFITS


Under the Plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a partial payment of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate; each payment will be drawn pro rata from all the investment options you have selected. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

                                     SAI-6

--------------------------------------------------------------------------------
FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.


SPOUSAL CONSENT REQUIREMENTS


Under the Plans, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or
(2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In some plans, in order for you to make a withdrawal or elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. In addition if you want to designate a non-spouse beneficiary, to consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.


If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.


It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain plans that do not offer life annuity benefits.


PROVISIONS OF THE PLANS

PLAN ELIGIBILITY REQUIREMENTS. Under the Plans, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.


The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below).


                                     SAI-7

--------------------------------------------------------------------------------
CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.


CONTRIBUTIONS TO THE PLANS. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts either of the Plans as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2004, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $90,000 from the practice the prior year. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $13,000 for 2004 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2004 is $9,000.

Effective January 1, 2004, an additional "catch-up" elective deferral of up to $3,000 can be made by any employees who are at least age 50 at any time during 2003. (Catch up elective deferral amount increases $1,000 per year through 2006.) For a SIMPLE 401(k), the "catch-up" elective deferral is $1,500 for 2004 (and increased $500 per year through 2006).


Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.

If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.

                                     SAI-8

--------------------------------------------------------------------------------
Under any type of plan, an employer must disregard compensation in excess of $205,000 in 2004 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2004, "key employee" means (a) an officer of the practice with earnings of more than $130,000 or (b) an owner of more than 5% of the practice, or (c) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions generally do not apply to SIMPLE and safe harbor 401(k) plans.


Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $41,000 or (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.


Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions, SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over or transferred from an IRA or eligible employer plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.

The participant will receive confirmation of transactions (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.


Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Plans to avoid non-discrimination tests.


Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective

                                     SAI-9

--------------------------------------------------------------------------------
contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to state income taxes.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Account Investment Management System ("AIMS") or accessing the Website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective and safe harbor matching contributions and rollover contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.

THE PLANS AND SECTION 404(C) OF ERISA. The Plans are participant directed individual account plan designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor
(DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.


VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Plans. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Plans unless the employer elects a lower age on its Adoption Agreement.


                                     SAI-10

--------------------------------------------------------------------------------
Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:

                  SCHEDULE A     SCHEDULE B     SCHEDULE C     SCHEDULE E

     YEARS OF       VESTED         VESTED         VESTED         VESTED
      SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE     PERCENTAGE
    ----------   ------------   ------------   ------------   -----------
         1             0%             0%             0%            100%
         2           100             20              0             100
         3           100             40            100             100
         4           100             60            100             100
         5           100             80            100             100
         6           100            100            100             100

If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.


Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the Plans, instead elect one of the following vesting schedules or one at least as favorable to participants; further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2001:


                                    SCHEDULE F     SCHEDULE G

                     YEARS OF         VESTED         VESTED
                     SERVICE        PERCENTAGE     PERCENTAGE
                 ---------------   ------------   -----------
                   less than 3           0%             0%
                        3               20              0
                        4               40              0
                        5               60            100
                        6               80            100
                        7              100            100

All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.

Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.

                                     SAI-11

--------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS APPLICABLE TO THE GROWTH EQUITY FUND

The Growth Equity Fund will not:

     o trade in foreign exchanges (except transactions incidental to the settlement of purchases or sales of securities);

     o make an investment in order to exercise control or management over a company;

     o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act);

     o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

     o trade in commodities or commodity contracts; purchase or write puts and calls (options);

     o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

     o have more than 5% of its assets invested in the securities of any one registered investment company. The Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

     o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

     o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements;

     o invest more than 10% of its total assets in real estate investments, or portfolio securities not readily marketable; or

     o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

HOW WE DETERMINE UNIT VALUES FOR THE FUNDS

THE EQUITY FUNDS. We determine the unit value for each Equity Fund at the end of each business day. The unit value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund unit value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity Fund we also subtract any audit and custodial fees). We calculate the net investment factor as follows:

     o First, we take the value of the Fund's assets at the close of business on the preceding business day.

     o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

     o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

     o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

                                     SAI-12

--------------------------------------------------------------------------------
The Fund unit value is calculated on every business day by multiplying the Fund unit value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

HOW WE VALUE THE ASSETS OF THE INVESTMENT FUNDS

THE GROWTH EQUITY FUND. The assets of the Growth Equity Fund are valued as follows:

     o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

     o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

     o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

     o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.


OTHER EQUITY FUNDS. The Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, Small Cap Growth Fund, Small Cap Value Fund, U.S. Bond Fund and the Lifecycle Funds--Conservative and Moderate, invest all of their assets in the Templeton Foreign Fund, SSgA S&P 500 Index Fund, Putnam Equity Income Fund, Janus Adviser Capital Appreciation Fund, Fidelity Small Cap Stock Fund, Strong Advisor Small Cap Value Fund, the Western Asset Core Portfolio and Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Group Trusts, in turn, invest all of their assets in the Underlying State Street Funds.

The asset value of the Templeton Foreign Fund--Class A, the SSgA S&P 500 Index Fund, the Putnam Equity Income Fund, the Janus Adviser Capital Appreciation Fund--Class I, the Fidelity Small Cap


                                     SAI-13

--------------------------------------------------------------------------------
Stock Fund, the Strong Advisor Small Cap Value Fund and the Western Asset Core Portfolio is computed on a daily basis by each of these funds. See the prospectus for each of these Underlying Mutual Funds for information on valuation methodology. See our separate prospectus for the Lifecycle Funds for information on valuation methodology with respect to the investments of those Funds.


GROWTH EQUITY FUND TRANSACTIONS


The Growth Equity Fund is charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily through brokers that receive a commission paid by the Fund. The brokers are selected by Alliance Capital Management L.P. ("Alliance") and Equitable Life. For 2003, 2002 and 2001, the Growth Equity Fund paid $929,767, $1,298,849 and $3,576,437, respectively, in brokerage commissions.


We and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the-counter market, we and Alliance deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. On occasion, we and Alliance may execute portfolio transactions for the Funds as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients that we or Alliance advise. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, our objective is to allocate the executions among the Funds and the other accounts in a fair manner.

We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. The factors we use to evaluate research services include the diversity of sources used by the broker, and the broker's experience, analytical ability, and professional stature. Our receipt of research services from brokers tends to reduce our expenses in managing the Funds. We take this expense reduction into account when setting the expense charges.


Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we only select brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity Fund during 2003, $350,047 was paid to brokers providing research services on transactions of $64,462,701.


We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts that we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

We may use the research information we obtain in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Fund transacts business necessarily will be used in connection with the Fund.

When making securities transactions for the Fund that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research, but the Fund will not pay a higher price. The fact that we may benefit from such research is not considered in setting the expense charges.

                                     SAI-14

--------------------------------------------------------------------------------
In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

INVESTMENT MANAGEMENT FEE

The table below shows the amount we received in investment management fees under the Program during each of the last three years. See "Charges and expenses" in the prospectus.


                                           2003          2002          2001
                                           ----          ----          ----
       Growth Equity Fund ..........    $510,316      $544,620      $711,488



DISTRIBUTION OF THE CONTRACTS

Equitable Life performs all marketing and service functions under the contract. No sales commissions are paid with respect to units of interest in any of the separate accounts available under the contract. The offering of the units is continuous.

EQUITABLE LIFE'S PENDING NAME CHANGE

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


OUR MANAGEMENT

We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.


DIRECTORS NAME           AGE  PRINCIPAL OCCUPATION
----------------------- ----- ------------------------------------------------------------------
Henri de Castries       49    Chairman of the Board, AXA Financial, Inc.; Chairman of the
                              Management Board of AXA; prior thereto, CEO, AXA.

Claus-Michael Dill      50    Chairman of the Management Board of AXA Konzern AG; prior
                              thereto, member of the Holding Management Board of
                              Gerling-Konzern in Cologne.

Joseph L. Dionne        70    Retired Chairman and Chief Executive Officer, The McGraw-Hill
                              Companies.

Denis Duverne           50    Executive Vice President, AXA; Member, AXA Executive
                              Committee; prior thereto, Member of the AXA Management
                              Board and Chief Financial Officer.

Jean-Rene Fourtou       64    Chairman and Chief Executive Officer, Vivendi Universal and Vice
                              Chairman of the Supervisory Board, Aventis; prior thereto,
                              Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.

Donald J. Greene        70    Counsel, LeBoeuf, Lamb, Greene & MacRae; prior thereto, Of
                              Counsel and Partner of the firm.

Mary (Nina) Henderson   53    Retired Corporate Vice President, Core Business Development of
                              Bestfoods (formerly CPC International, Inc.); prior thereto, Vice
                              President and President, Bestfoods Grocery.

W. Edwin Jarmain        65    President, Jarmain Group Inc.


                                     SAI-15

--------------------------------------------------------------------------------

DIRECTORS NAME            AGE  PRINCIPAL OCCUPATION
------------------------ ----- --------------------------------------------------------------------
Peter J. Tobin           60    Special Assistant to the President, St. John's University; prior thereto, Dean, Peter J. Tobin College of Business, St. John's
                               University; prior thereto, Chief Financial Officer, Chase Manhattan
                               Corp.

Bruce W. Calvert         57    Chairman, Alliance Capital Management Corporation, Former
                               Chief Executive Officer.

John C. Graves           40    President and Chief Operating Officer, Graves Ventures, LLC.
                               Chief of Staff, Earl G. Graves, Ltd. and President of Black
                               Enterprise Unlimited.

James F. Higgins         56    Senior Advisor, Morgan Stanley. Prior thereto, President and Chief
                               Operating Officer -- Individual Investor Group, Morgan Stanley
                               Dean Witter.

Christina Johnson        53    Former President and Chief Executive Officer, Saks Fifth Avenue
                               Enterprises. Prior thereto, President and CEO, Saks Fifth Avenue.

Scott D. Miller          51    Vice Chairman, Hyatt Hotels Corporation; prior thereto, President,
                               Hyatt Hotels Corporation; Executive Vice President, Hyatt
                               Development Corporation.

Joseph H. Moglia         54    Chief Executive Officer, Ameritrade Holding Corporation; prior thereto. Senior Vice President, Merrill Lynch & Co., Inc.

Christopher M. Condron   56    Director, Chairman of the Board, President and Chief Executive
                               Officer, Equitable Life and AXA Financial Services, LLC;
                               Director, President and Chief Executive Officer, AXA Financial,
                               Inc., Director, Chairman of the Board, President and Chief
                               Executive Officer, The Equitable of Colorado, Inc. and AXA
                               Distribution Holding Company; prior thereto, President and Chief
                               Operating Officer, Mellon Financial Corporation and Chairman
                               and Chief Executive Officer, Dreyfus Corp.

Stanley B. Tulin         54    Vice Chairman of the Board and Chief Financial Officer of
                               Equitable Life, AXA Financial, Inc. and AXA Financial Services,
                               LLC; Executive Vice President and Member of the Executive
                               Committee of AXA; prior thereto, Chairman of the Insurance
                               Consulting and Actuarial Practice of Coopers & Lybrand, L.L.P.



OTHER OFFICERS NAME    AGE  PRINCIPAL OCCUPATION
--------------------- ----- ------------------------------------------------------------------
Leon B. Billis        57    Executive Vice President and AXA Group Deputy Chief
                            Information Officer, Equitable Life and AXA Financial Services,
                            LLC; Director, Chief Executive Officer and President of AXA
                            Technology Services of America, Inc.

Harvey Blitz          58    Senior Vice President, Equitable Life, AXA Financial, Inc. and
                            AXA Financial Services, LLC; Director and Executive Vice
                            President, AXA Advisors, LLC.

Kevin R. Byrne        48    Senior Vice President and Treasurer, Equitable Life, AXA
                            Financial, Inc., AXA Financial Services, LLC and The Equitable of
                            Colorado, Inc.

Judy A. Faucett       55    Senior Vice President of Equitable Life and AXA Financial
                            Services, LLC.

Alvin H. Fenichel     59    Senior Vice President and Controller of Equitable Life, AXA
                            Financial, Inc. and AXA Financial Services, LLC.

Paul J. Flora         57    Senior Vice President and Auditor of Equitable Life, AXA
                            Financial, Inc. and AXA Financial Services, LLC.

Donald R. Kaplan      49    Senior Vice President, Chief Compliance Officer and Associate
                            General Counsel of Equitable Life and AXA Financial Services,
                            LLC.


                                     SAI-16

--------------------------------------------------------------------------------

OTHER OFFICERS NAME    AGE  PRINCIPAL OCCUPATION
--------------------- ----- --------------------------------------------------------------------
Peter D. Noris        48    Executive Vice President and Chief Investment Officer of
                            Equitable Life, AXA Financial, Inc. and AXA Financial Services,
                            LLC; Chairman and Trustee of EQ Advisors Trust; Executive Vice
                            President and Chief Investment Officer of The Equitable of
                            Colorado, Inc.

Anthony C. Pasquale    56   Senior Vice President of Equitable Life and AXA Financial
                            Services, LLC.

Pauline Sherman        60   Senior Vice President, Secretary and Associate General Counsel of
                            Equitable Life, AXA Financial, Inc., AXA Financial Services,
                            LLC; and The Equitable of Colorado, Inc.

Richard V. Silver      48   Executive Vice President and General Counsel, Equitable Life,
                            AXA Financial, Inc., AXA Financial Services, LLC and The
                            Equitable of Colorado, Inc.; Director, AXA Advisors, LLC.

Jennifer L. Blevins    46   Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; prior thereto, Senior Vice President and Managing
                            Director, Worldwide Human Resources, Chubb and Son, Inc.

Mary Beth Farrell      46   Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; prior thereto, Controller and Senior Vice President,
                            GreenPoint Financial/ GreenPoint Bank.

Stuart L. Faust        51   Senior Vice President and Deputy General Counsel, Equitable
                            Life, AXA Financial, Inc. and AXA Financial Services, LLC.

William I. Levine      60   Executive Vice President and Chief Information Officer, Equitable
                            Life and AXA Financial Services, LLC; prior thereto, Senior Vice
                            President, Paine Webber.

Deanna M. Mulligan     40   Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; prior thereto, Principal, McKinsey and Company,
                            Inc.

Jerald E. Hampton      49   Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; Director and Vice Chairman of the Board, AXA
                            Advisors, LLC; Director, Chairman and CEO, AXA Network,
                            LLC; Director and Chairman of the Board of AXA Distributors,
                            LLC; prior thereto, Executive Vice President and Director of the
                            Private Client Financial Services Division, Salomon Smith Barney.

Charles A. Marino      45   Senior Vice President and Actuary, Equitable Life and AXA
                            Financial Services, LLC; prior thereto, Vice President of Equitable
                            Life.

                                     SAI-17

--------------------------------------------------------------------------------

                             FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 4 (Pooled), 191, 200 and 206 reflect applicable fees, charges and other expenses under the Program in effect during the periods covered and they also reflect the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts.


SEPARATE ACCOUNT NO. 4 (POOLED):
   Report of Independent Auditors ........................................................ SAI-19
Separate Account No. 4 (Pooled) (The Growth Equity Fund):
   Statement of Assets and Liabilities, December 31, 2003 ................................ SAI-20
   Statement of Operations Year Ended December 31, 2003 .................................. SAI-21
   Statements of Changes in Net Assets Years Ended December 31, 2003 and 2002 ............ SAI-22
   Portfolio of Investments, December 31, 2003 ........................................... SAI-23
   Notes to Financial Statements ......................................................... SAI-25
SEPARATE ACCOUNT NOS. 191, 200 AND 206:
   Report of Independent Auditors ........................................................ SAI-29
Separate Account No. 191 (The Foreign Fund):
   Statement of Assets and Liabilities, December 31, 2003 ................................ SAI-30
   Statement of Operations Year Ended December 31, 2003 .................................. SAI-31
   Statements of Changes in Net Assets Years Ended December 31, 2003 and 2002 ............ SAI-32
Separate Account No. 200 (The Small Cap Growth Fund):
   Statement of Assets and Liabilities, December 31, 2003 ................................ SAI-33
   Statement of Operations Year Ended December 31, 2003 .................................. SAI-34
   Statements of Changes in Net Assets Years Ended December 31, 2003 and 2002 ............ SAI-35
Separate Account No. 206
   Statements of Assets and Liabilities, December 31, 2003 ............................... SAI-36
   Statements of Operations Year Ended December 31, 2003 ................................. SAI-37
   Statements of Changes in Net Assets Years Ended December 31, 2003 and 2002 ............ SAI-38
Separate Account Nos. 191, 200 and 206:
   Notes to Financial Statements ......................................................... SAI-40
THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES:
   Report of Independent Auditors ........................................................    F-1
   Consolidated Balance Sheets, December 31, 2003 and 2002 ...............................    F-2
   Consolidated Statements of Earnings for the Years Ended December 31, 2003, 2002 and
     2001 ................................................................................    F-3
   Consolidated Statements of Shareholder's Equity and Comprehensive Income for the Years
     Ended December 31, 2003, 2002 and 2001 ..............................................    F-4
   Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and      F-5
     2001 Notes to Consolidated Financial Statements .....................................    F-7


                                     SAI-18

--------------------------------------------------------------------------------







Report of Independent Auditors

--------------------------------------------------------------------------------

To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2003, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004


                                     SAI-19

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------



ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $544,355,567)...........................    $688,441,577
 Short-term debt securities -- at value (amortized cost: $2,899,903)......       2,899,903
Cash .....................................................................          28,861
Interest and dividends receivable ........................................         173,513
------------------------------------------------------------------------------------------
Total assets .............................................................     691,543,854
------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................       1,479,136
Due to custodian .........................................................         158,346
Accrued expenses .........................................................         634,709
------------------------------------------------------------------------------------------
Total liabilities ........................................................       2,272,191
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............    $  1,900,151
Net assets attributable to contract owners ...............................     650,055,629
Net assets allocated to contracts in payout period .......................      37,315,883
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================



                                             UNITS OUTSTANDING      UNIT VALUES
                                            -------------------   --------------
Institutional ............................         57,451          $  6,324.43
RIA ......................................         38,302               602.90
Momentum Strategy ........................          5,481                79.38
MRP ......................................        153,077               251.02
ADA ......................................        827,037               302.18
EPP ......................................         22,647               617.58



The accompanying notes are an integral part of these financial statements.


                                     SAI-20

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $2,550).....................    $   2,841,875
Interest ...............................................................           31,716
------------------------------------------------------------------------------------------
Total investment income ................................................        2,873,591
------------------------------------------------------------------------------------------
EXPENSES (NOTE 5):
Investment management fees .............................................       (1,133,660)
Operating and expense charges ..........................................       (2,010,575)
------------------------------------------------------------------------------------------
Total expenses .........................................................       (3,144,235)
------------------------------------------------------------------------------------------
Net investment loss ....................................................         (270,644)
------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized loss from security and foreign currency transactions ..........      (17,379,109)
Change in unrealized appreciation /depreciation of investments .........      208,381,402
------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................      191,002,293
------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ..................    $ 190,731,649
==========================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-21

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2003                2002
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (270,644)    $     (702,786)
Net realized loss on investments and foreign currency transactions ...........       (17,379,109)      (232,393,293)
Change in unrealized appreciation/depreciation of investments ................       208,381,402            (71,538)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............       190,731,649       (233,167,617)
--------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................        93,626,844        115,415,532
Withdrawals ..................................................................      (129,176,442)      (240,773,263)
Asset management fees ........................................................        (1,011,672)        (1,363,796)
Administrative fees ..........................................................          (434,123)          (629,647)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....       (36,995,393)      (127,351,174)
--------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....            11,716             19,350
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............................................       153,747,972       (360,499,441)
NET ASSETS -- BEGINNING OF YEAR ..............................................       535,523,691        896,023,132
--------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  689,271,663     $  535,523,691
====================================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-22

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003



--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCKS:
AEROSPACE & DEFENSE (0.5%)
DEFENSE ELECTRONICS (0.5%)
L-3 Communications
   Holdings, Inc.* ...................          71,800            $ 3,687,648
                                                                  -----------
CAPITAL GOODS (0.9%)
ENGINEERING & CONSTRUCTION (0.9%)
Jacobs Engineering Group, Inc.*                129,100              6,198,091
                                                                  -----------
CONSUMER MANUFACTURING (14.9%)
BUILDING & RELATED (5.5%)
Centex Corp. .........................         106,300             11,443,195
D. R. Horton, Inc. ...................         212,300              9,184,098
Lennar Corp. (Class A) ...............         112,600             10,809,600
NVR, Inc. * ..........................          14,500              6,757,000
                                                                  -----------
                                                                   38,193,893
                                                                  -----------
CONSUMER SERVICES (14.9%)
BROADCASTING & CABLE (2.3%)
Comcast Corp. SPL (Class A)* .........         518,300             16,212,424
                                                                  -----------
ENTERTAINMENT & LEISURE (3.0%)
Harley-Davidson, Inc. ................         440,600             20,941,718
                                                                  -----------
RETAIL-GENERAL MERCHANDISE (3.2%)
Bed Bath & Beyond, Inc.* .............         249,000             10,794,150
Lowe's Companies, Inc. ...............         142,300              7,881,997
Tiffany & Co. ........................          65,300              2,951,560
                                                                  -----------
                                                                   21,627,707
                                                                  -----------
MISCELLANEOUS (6.4%)
Apollo Group, Inc.* ..................          21,300              1,448,400
Career Education Corp.* ..............         460,600             18,456,242
CDW Corp. ............................         130,700              7,549,232
Education Management Corp.* ..........         119,600              3,712,384
Iron Mountain, Inc.* .................         252,600              9,987,804
Strayer Education, Inc. ..............          26,400              2,873,112
                                                                  -----------
                                                                   44,027,174
                                                                  -----------
                                                                  102,809,023
                                                                  -----------
ENERGY (1.2%)
DOMESTIC PRODUCERS (1.2%)
Apache Corp. .........................          97,180              7,881,298
                                                                  -----------

--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
FINANCE (24.1%)
BROKERAGE & MONEY
   MANAGEMENT (9.4%)
Goldman Sachs Group, Inc. ............         130,700            $12,904,011
Legg Mason, Inc. .....................         399,700             30,848,846
Merrill Lynch & Co., Inc. ............         152,300              8,932,395
Morgan Stanley Dean
   Witter & Co. ......................         206,700             11,961,729
                                                                  -----------
                                                                   64,646,981
                                                                  -----------
INSURANCE (5.1%)
American International
   Group, Inc. .......................         377,900             25,047,212
Everest Re Group Ltd. ................         122,400             10,355,040
                                                                  -----------
                                                                   35,402,252
                                                                  -----------
MISCELLANEOUS (9.6%)
AMBAC Financial Group, Inc. ..........         242,700             16,840,953
Citigroup, Inc. ......................         634,400             30,793,776
MBNA Corp. ...........................         733,750             18,233,688
                                                                  -----------
                                                                   65,868,417
                                                                  -----------
                                                                  165,917,650
                                                                  -----------
HEALTH CARE (21.8%)
BIOTECHNOLOGY (1.4%)
Cephalon, Inc.* ......................          69,600              3,369,336
Gilead Sciences, Inc.* ...............         106,300              6,180,282
                                                                  -----------
                                                                    9,549,618
                                                                  -----------
DRUGS (5.3%)
Forest Laboratories, Inc.* ...........         456,600             28,217,880
Teva Pharmaceutical
   Industries Ltd ....................         140,200              7,950,742
                                                                  -----------
                                                                   36,168,622
                                                                  -----------
MEDICAL PRODUCTS (5.2%)
Alcon, Inc. ..........................          95,100              5,757,354
Patterson Dental Company* ............         104,700              6,717,552
St. Jude Medical, Inc.* ..............          43,300              2,656,455
Stryker Corp. ........................         219,700             18,676,697
Zimmer Holdings, Inc.* ...............          29,100              2,048,640
                                                                  -----------
                                                                   35,856,698
                                                                  -----------

                                     SAI-23

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003 (Concluded)


--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
MEDICAL SERVICES (9.9%)
Anthem, Inc.* ......................           90,700           $ 6,802,500
Caremark Rx, Inc.* .................          174,900             4,430,217
Express Scripts, Inc. * ............          268,900            17,863,027
Health Management
   Associates, Inc. (Class A) ......          511,500            12,276,000
Stericycle, Inc.* ..................          152,600             7,126,420
Wellpoint Health
   Networks, Inc.* .................          207,600            20,135,124
                                                                -----------
                                                                 68,633,288
                                                                -----------
                                                                150,208,226
                                                                -----------
MULTI-INDUSTRY COMPANIES (1.3%)
Danaher Corp. ......................           97,200             8,918,100
                                                                -----------
TECHNOLOGY (29.7%)
COMMUNICATION EQUIPMENT (4.5%)
Cisco Systems, Inc.* ...............          372,180             9,040,252
Juniper Networks, Inc.* ............        1,177,600            21,997,568
                                                                -----------
                                                                 31,037,820
                                                                -----------
COMPUTER HARDWARE/STORAGE (3.0%)
Dell, Inc.* ........................          611,600            20,769,936
                                                                -----------
COMPUTER SERVICES (0.5%)
Affiliated Computer
   Services, Inc. (Class A)* .......           57,450             3,128,727
                                                                -----------
INTERNET INFRASTRUCTURE (3.6%)
eBay, Inc.* ........................          384,800            24,854,232
                                                                -----------
SEMICONDUCTOR COMPONENTS (7.4%)
Broadcom Corp.* ....................          440,200            15,006,418
Intel Corp. ........................           84,000             2,704,800
Linear Technology Corp. ............          201,600             8,481,312
Marvell Technology Group Ltd.*                502,820            19,071,962
Maxim Integrated Products, Inc......          109,800             5,468,040
                                                                -----------
                                                                 50,732,532
                                                                -----------

--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
SOFTWARE (8.9%)
Electronic Arts, Inc.* .............          231,750            $11,073,015
Intuit, Inc.* ......................          127,500              6,746,025
Mercury Interactive Corp.* .........          204,250              9,934,720
Symantec Corp.* ....................          406,800             14,095,620
Veritas Software Corp.* ............          541,100             20,107,276
                                                                 -----------
                                                                  61,956,656
                                                                 -----------
MISCELLANEOUS (1.8%)
Amphenol Corp. (Class A)* ..........          126,500              8,087,145
Tektronix, Inc. ....................          128,500              4,060,600
                                                                 -----------
                                                                  12,147,745
                                                                 -----------
                                                                 204,627,648
                                                                 -----------
TOTAL COMMON STOCKS (99.9%)
   (Cost $544,355,567)..............                             688,441,577
                                                                 -----------


                                      PRINCIPAL
                                        AMOUNT
                                    -------------
SHORT-TERM DEBT SECURITIES:
U. S. GOVERNMENT AGENCY (0.4%)
Federal Home Loan Bank
   0.60%, 1/02/04 ...............   $2,900,000          2,899,903
                                                        ---------
TOTAL SHORT-TERM
   DEBT SECURITIES (0.4%)
 (Amortized Cost
   $2,899,903)...................                       2,899,903
                                                        ---------
TOTAL INVESTMENTS
   (100.3%)
(Cost/Amortized Cost
   $547,255,470).................                     691,341,480
OTHER ASSETS LESS
   LIABILITIES (--0.3%) .........                      (2,069,817)
                                                      -----------
NET ASSETS (100.0%) .............                    $689,271,663
                                                     ============

----------------------

* Non-income producing security.
The accompanying notes are an integral part of these financial statements.


                                     SAI-24

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------
1. GENERAL

   Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

   At December 31, 2003, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $187,234,548 (27.2%) of the net assets of the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is indirectly majority-owned by Equitable Life and AXA Financial, Inc.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   Equitable Life performs all marketing and service functions under the contract. No commissions are paid for these services.

   The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.

2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

   Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

                                     SAI-25

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

3. INVESTMENT TRANSACTIONS

   For the year ended December 31, 2003, investment security transactions, excluding short-term debt securities, were as follows:



---------------------------------------------------------------------------------------------------------------------
                                                    PURCHASES                                  SALES
                                     ---------------------------------------   --------------------------------------
                                      STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
FUND                                     SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
----------------------------------   -----------------   -------------------   -----------------   ------------------
  The Growth Equity Fund .........      $313,803,848         $          -        $354,208,351         $          -


                                     SAI-26

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


4. EXPENSES

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to Equitable Life and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the year prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

   Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and (ii)
   0.650 of 1% of the excess over $400 million.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 202, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

5. TAXES

   No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participat ing in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.

6. CHANGES IN UNITS OUTSTANDING

   Accumulation units issued and redeemed during periods indicated were (in thousands):



                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                            2003        2002
                                                         ---------   ---------
  THE GROWTH EQUITY FUND
  Issued ...............................................     147         119
  Redeemed .............................................    (137)       (201)
                                                            ----        ----
  Net Decrease .........................................      10         (82)
                                                            ----        ----


                                     SAI-27

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------


7. INVESTMENT INCOME RATIO

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.



                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        2003         2002         2001         2000         1999
                                     ----------   ----------   ----------   ----------   ----------
  The Growth Equity Fund .........       0.47%        0.40%        0.46%        0.45%        0.54%



8. ACCUMULATION UNIT VALUES

   Equitable Life issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through Equitable Life are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

   Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by clients other than contractholders of group annuity contracts issued by Equitable Life. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for ADA contracts in percentage terms.

   Shown below is accumulation unit value information for the American Dental Association Members Retirement Program units outstanding of Separate Account
   4. Expense as a percentage of average net assets excludes charges made directly to contractholder accounts through redemption of units.



                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                    2003          2002
                                                                ------------  ------------
  THE GROWTH EQUITY FUND
  ADA, 1.10%
  Unit Value, end of period ..................................    $ 302.18      $ 223.76
  Net Assets (000's) .........................................    $249,918      $182,907
  Number of units outstanding, end of period (000's) .........         827           817
  Total Return ...............................................       35.05%       (27.87)%

                                     SAI-28

--------------------------------------------------------------------------------






Report of Independent Auditors
--------------------------------------------------------------------------------

To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account Nos. 191, 200 and 206 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities and related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 191 (The Foreign Fund), 200 (The Small Cap Growth Fund) and each of the investment options of Separate Account No. 206 (The Equity Income Fund, The Large Cap Growth Fund, The Small Cap Value Fund and The U.S. Bond Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2003, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004


                                     SAI-29

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 191
(THE FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 7,547,769 shares of The Templeton Foreign Fund -- at value (cost: $68,280,854)
 (Note 1) ................................................................................    $80,308,266
Cash .....................................................................................         58,046
Receivable for investments sold ..........................................................          5,296
----------------------------------------------------------------------------------------------------------
Total assets .............................................................................     80,371,608
----------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................          5,296
Accrued expenses .........................................................................         96,797
----------------------------------------------------------------------------------------------------------
Total liabilities ........................................................................        102,093
----------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $80,269,515
==========================================================================================================



ADA Units Outstanding .........................................        3,390,905
ADA Unit Value ................................................     $      23.67



The accompanying notes are an integral part of these financial statements.


                                     SAI-30

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 191
(THE FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The Templeton Foreign Fund .............................    $  1,406,089
----------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Administration fees and program expense charge ........................        (414,072)
Operating expenses ....................................................        (112,564)
----------------------------------------------------------------------------------------
Total expenses ........................................................        (526,636)
----------------------------------------------------------------------------------------
Net investment income .................................................         879,453
----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from share transactions .............................      (4,146,133)
Change in unrealized appreciation/depreciation of investments .........      21,511,331
----------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................      17,365,198
----------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ 18,244,651
========================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-31

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 191
(THE FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
--------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  2003              2002
-----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income ...................................................................    $     879,453     $     507,794
Net realized loss on investments ........................................................       (4,146,133)       (4,621,858)
Change in unrealized appreciation/depreciation of investments ...........................       21,511,331        (2,411,688)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations ........................       18,244,651        (6,525,752)
-----------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...........................................................................       36,329,235        41,097,943
Withdrawals .............................................................................      (36,786,735)      (40,754,159)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....         (457,500)          343,784
-----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS .......................................................       17,787,151        (6,181,968)
NET ASSETS -- BEGINNING OF PERIOD .......................................................       62,482,364        68,664,332
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF PERIOD .............................................................    $  80,269,515     $  62,482,364
=============================================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-32

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 200
(THE SMALL CAP GROWTH FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------


ASSETS:
Investments in 4,392,492 shares of The MFS Emerging Growth Fund -- at value
 (cost: $193,117,677) (Note 1) ............................................     $ 124,175,740
Cash ......................................................................            88,695
Receivable for investments sold ...........................................           345,102
---------------------------------------------------------------------------------------------
Total assets ..............................................................       124,609,537
---------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ...................................           345,102
Accrued expenses ..........................................................           154,109
---------------------------------------------------------------------------------------------
Total Liabilities .........................................................           499,211
---------------------------------------------------------------------------------------------
NET ASSETS ................................................................     $ 124,110,326
=============================================================================================
ADA Units Outstanding .....................................................         2,537,057
ADA Unit Value ............................................................     $       48.91



The accompanying notes are an integral part of these financial statements.


                                     SAI-33

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 200
(THE SMALL CAP GROWTH FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends from The MFS Emerging Growth Fund ...........................    $          --
------------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Administration fees and program expense charge ........................         (691,016)
Operating expenses ....................................................         (139,470)
------------------------------------------------------------------------------------------
Total expenses ........................................................         (830,486)
------------------------------------------------------------------------------------------
Net investment loss ...................................................         (830,486)
------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from share transactions .............................      (10,649,183)
Change in unrealized appreciation/depreciation of investments .........       40,055,078
------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................       29,405,895
------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $  28,575,409
==========================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-34

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 200
(THE SMALL CAP GROWTH FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
--------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                                                               YEAR ENDED DECEMBER 31,
                                                                                                 2003             2002
---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss .....................................................................   $    (830,486)   $    (901,199)
Net realized loss on investments ........................................................     (10,649,183)      (7,249,908)
Change in unrealized appreciation/depreciation of investments ...........................      40,055,078      (45,258,537)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations ........................      28,575,409      (53,409,644)
---------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...........................................................................      35,935,494       30,011,471
Withdrawals .............................................................................     (30,967,430)     (34,376,334)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....       4,968,064       (4,364,863)
---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS .......................................................      33,543,473      (57,774,507)
NET ASSETS -- BEGINNING OF PERIOD .......................................................      90,566,853      148,341,360
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF PERIOD .............................................................   $ 124,110,326    $  90,566,853
===========================================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-35

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
                                                               THE           THE LARGE          SMALL         LEGG MASON
                                                          EQUITY INCOME     CAP GROWTH        CAP VALUE       U. S. BOND
                                                               FUND            FUND             FUND             FUND
--------------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 1,425,668 shares of Putnam Equity Income
 Fund -- at value (cost: $19,990,946) (Note 1) .........  $ 22,440,011
Investments in 896,884 shares of Janus Adviser Capital
 Appreciation Fund -- at value (cost: $17,380,164)
 (Note 1) ..............................................                   $ 19,112,608
Investments in 672,944 shares of Strong Advisor Small
 Cap Value Fund -- at value (cost: $15,669,162) (Note 1)                                    $ 18,526,148
Investments in 1,040,059 shares of Legg Mason U.S. Bond
 Fund -- at value (cost: $12,019,884) (Note 1) .........                                                     $ 12,054,284
Cash ...................................................        16,507           15,400           14,321           13,877
Receivable for investments .............................        17,179          108,385                0           53,922
Due from Equitable Life's General Account ..............             0                0          138,906                0
--------------------------------------------------------------------------------------------------------------------------
Total assets ...........................................    22,473,697       19,236,393       18,679,375       12,122,083
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ................        17,179          108,385                0           53,721
Payable for investments purchased ......................             0                0          138,906                0
Accrued expenses .......................................        57,827           88,137           22,525           29,076
--------------------------------------------------------------------------------------------------------------------------
Total liabilities ......................................        75,006          196,522          161,431           82,997
--------------------------------------------------------------------------------------------------------------------------
NET ASSETS .............................................  $ 22,398,691     $ 19,039,871     $ 18,517,944     $ 12,039,086
==========================================================================================================================
ADA Units Outstanding ..................................     2,134,042        5,556,975        1,235,203        1,072,568
ADA Unit Value .........................................  $      10.49     $       3.43     $      14.99     $      11.22



The accompanying notes are an integral part of these financial statements.


                                     SAI-36

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
                                                                      THE          THE LARGE        SMALL       LEGG MASON
                                                                 EQUITY INCOME     CAP GROWTH     CAP VALUE     U. S. BOND
                                                                      FUND            FUND           FUND          FUND
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from Putnam Equity Income Fund ......................   $  283,496
Dividends from Janus Capital Appreciation Fund ................                  $         --
Dividends from Strong Advisor Small Cap Value Fund ............                                  $  393,807
Dividends from Legg Mason U.S. Bond Fund ......................                                                $  652,942
--------------------------------------------------------------------------------------------------------------------------
EXPENSES (NOTE 4) :
Administration fees and program expense charge ................     (114,058)        (100,731)      (37,519)      (86,596)
Operating expenses ............................................      (39,449)         (39,343)      (33,984)      (42,515)
--------------------------------------------------------------------------------------------------------------------------
Total expenses ................................................     (153,507)        (140,074)      (71,503)     (129,111)
--------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) ..................................      129,989         (140,074)      322,304       523,831
--------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2) :
Net realized gain (loss) from share transactions ..............     (386,732)      (4,772,953)      223,099       151,950
Unrealized appreciation/depreciation of investments ...........    4,722,636        8,434,794     2,814,785       (89,419)
--------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ...............    4,335,904        3,661,841     3,037,884        62,531
--------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .........   $4,465,893     $  3,521,767    $3,360,188    $  586,362
==========================================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-37

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
                                                                    THE EQUITY INCOME             THE LARGE CAP GROWTH
                                                                           FUND                            FUND
                                                                  -----------------------         -----------------------
                                                                  YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                                    2003            2002           2003            2002
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) ................................  $    129,989    $     87,100    $   (140,074)  $    (173,772)
Net realized loss on investments ............................      (386,732)       (555,345)     (4,772,953)    (17,639,427)
Unrealized appreciation/depreciation of investments .........     4,722,636      (2,127,234)      8,434,794       7,956,203
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to
 operations .................................................     4,465,893      (2,595,479)      3,521,767      (9,856,996)
----------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...............................................     9,050,803      11,033,675       8,260,289      16,073,351
Withdrawals .................................................    (6,367,866)     (7,892,126)     (6,417,160)    (14,707,339)
----------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and
 withdrawals ................................................     2,682,937       3,141,549       1,843,129       1,366,012
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ...........................     7,148,830         546,070       5,364,896      (8,490,984)
NET ASSETS -- BEGINNING OF PERIOD ...........................    15,249,861      14,703,791      13,674,975      22,165,959
----------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF PERIOD .................................  $ 22,398,691    $ 15,249,861    $ 19,039,871   $  13,674,975
============================================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-38

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets (Concluded)
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
                                                                         THE SMALL CAP                 LEGG MASON U.S.
                                                                          VALUE FUND*                     BOND FUND*
                                                                    -----------------------        -----------------------
                                                                    YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------
                                                                      2003            2002           2003            2002

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) ..................................  $    322,304    $    (12,024)   $    523,831   $     57,057
Net realized gain on investments ..............................       223,099           4,203         151,950         16,749
Unrealized appreciation/depreciation of investments ...........     2,814,785          42,201         (89,419)       123,819
------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........     3,360,188          34,380         586,362        197,625
------------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .................................................    16,269,817       3,242,923      13,283,547      7,736,678
Withdrawals ...................................................    (3,235,451)     (1,153,913)     (7,792,468)    (1,972,658)
------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and
withdrawals ...................................................    13,034,366       2,089,010       5,491,079      5,764,020
------------------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS ........................................    16,394,554       2,123,390       6,077,441      5,961,645
NET ASSETS -- BEGINNING OF PERIOD .............................     2,123,390               0       5,961,645              0
------------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF PERIOD ...................................  $ 18,517,944    $  2,123,390    $ 12,039,086   $  5,961,645
==============================================================================================================================



* Commenced operations July 22, 2002.

The accompanying notes are an integral part of these financial statements.


                                     SAI-39

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 191, 200 AND 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1. GENERAL

   Separate Account Nos. 191 (the Foreign Fund), 200 (the Small Cap Growth Fund) and 206 (the Equity Income Fund, the Large Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund) (collectively the Funds) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

   Equitable Life is the investment manager for the Funds.

   Separate Account No. 191 invests 100% of its assets in Class A shares of the Templeton Foreign Fund, a series of Templeton Funds, Inc., which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Ltd., an indirect wholly-owned subsidiary of Franklin Resources, Inc.

   Separate Account No. 200 invests 100% of its assets in Class A shares of the MFS Emerging Growth Fund, a series of MFS Series Trust II, which was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. The investment adviser of the MFS Emerging Growth Fund is MFS Investment Management.

   Separate Account No. 206 has four investment funds. The Equity Income Fund invests 100% of its assets in Class A shares of the Putnam Equity Income Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Putnam Investment Management, LLC, a wholly-owned subsidiary of Putnam Investments, Inc. The Large Cap Growth Fund invests 100% of its assets in Class I shares of the Janus Adviser Capital Appreciation Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Janus Capital Management LLC. The Small Cap Value Fund invests 100% of its assets in shares of the Strong Advisor Small Cap Value Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Strong Capital Management, Inc. The U.S. Bond Fund invests 100% of its assets in shares of the Western Asset Core Portfolio, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Legg Mason Fund Adviser, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Funds.

   Investments:

   Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on ex-dividend date.


                                     SAI-40

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 191, 200 AND 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------

   Investments in the Templeton Foreign Fund, MFS Emerging Growth Fund, Putnam Equity Income Fund, Janus Adviser Capital Appreciation Fund, Strong Advisor Small Cap Value Fund and Western Asset Core Portfolio are valued at the underlying mutual fund's net asset value per share.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

3. EXPENSES

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the American Dental Association Members Retirement Program, these expenses consist of program expense charge, administration fees, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life and are recorded as expenses in the accompanying statement of operations. The charges and fees are as follows:

   Program Expense Charge -- In the year prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

   Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and (ii)
   0.650 of 1% of the excess over $400 million.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 2002, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

   Administration Fees:

   Equitable Life receives a fee based on the value of the Foreign Fund, the Small Cap Growth Fund, the Equity Income Fund, the Large Cap Growth Fund, the Small Cap Value Fund and the U.S. Bond Fund at a monthly rate of 1/12 of 0.15 of 1% of their respective ADA Program assets. Equitable has agreed to waive the 0.15% administration fee charged to the Funds with the exception of the U.S. Bond Fund. The waiver is expected to be in effect for an indefinite period, but is subject to termination by Equitable upon notice. The charge is deducted from the investment fund.

   Operating Expenses:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. Other expenses are deducted from the investment fund.

   A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   If a variable annuity payment option is elected, a $350 charge is deducted from the amount used to purchase the annuity. A charge for state premium and other taxes is deducted from the amount applied to provide an annuity payout option.


                                     SAI-41

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 191, 200 AND 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------

   An enrollment fee of $25 per participant is charged to the employer. If the employer fails to pay these charges, the amount may be deducted from subsequent contributions from the participants account balances.

4. PURCHASES AND SALES ON INVESTMENTS

   For the year ended December 31, 2003, the cost of purchases and proceeds of sales on investment transactions were as follows for Separate Account Nos. 191, 200 and 206:



                                             PURCHASES          SALES
                                          --------------   --------------
   The Foreign Fund ...................    $32,124,583      $31,696,237
   The Small Cap Growth Fund ..........     19,747,442       15,607,843
   The Equity Income Fund .............      6,489,898        3,678,364
   The Large Cap Growth Fund ..........     22,271,716       20,569,378
   The Small Cap Value Fund ...........     14,910,847        1,547,083
   The U.S. Bond Fund .................     11,488,795        5,465,680



5. TAXES

   No federal income tax was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no federal income tax provision is required.

6. CHANGES IN UNITS OUTSTANDING

   Accumulation units issued and redeemed during the periods indicated were (in thousands):



                                            YEAR ENDED DECEMBER 31,
                                           -------------------------
                                               2003          2002
                                               ----          ----
       THE FOREIGN FUND
       Issued ..........................       1,775         2,077
       Redeemed ........................      (1,802)       (2,063)
                                              ------        ------
       Net Increase (Decrease) .........         (27)           14
                                              ------        ------
       THE SMALL CAP GROWTH FUND
       Issued ..........................         828           646
       Redeemed ........................        (714)         (765)
                                              ------        ------
       Net Increase (Decrease) .........         114          (119)
                                              ------        ------
       THE EQUITY INCOME FUND
       Issued ..........................         970         1,211
       Redeemed ........................        (663)         (903)
                                              ------        ------
       Net Increase ....................         307           308
                                              ------        ------
       THE LARGE CAP GROWTH FUND
       Issued ..........................       2,661         4,451
       Redeemed ........................      (2,052)       (4,167)
                                              ------        ------
       Net Increase ....................         609           284
                                              ------        ------
       THE SMALL CAP VALUE FUND*
       Issued ..........................       1,326           321
       Redeemed ........................        (298)         (114)
                                              ------        ------
       Net Increase ....................       1,028           207
                                              ------        ------
       THE U.S. BOND FUND*
       Issued ..........................       1,210           757
       Redeemed ........................        (703)         (191)
                                              ------        ------
       Net Increase ....................         507           566
                                              ------        ------



----------
* Commenced operations July 22, 2002.


                                     SAI-42

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 191, 200 AND 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------

7. INVESTMENT INCOME RATIO

   Shown below is the investment income ratio throughout the periods indicated for the Separate Account Nos. 191, 200 and 206.

   These amounts represent the dividends, excluding distributions of capital gains, received by the Funds from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Funds is affected by the timing of the declaration of dividends by the underlying mutual fund in which the Funds invest.



                                                               YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------
                                               2003         2002         2001         2000         1999
                                            ----------   ----------   ----------   ----------   ----------
   The Foreign Fund .....................       2.11%        1.55%        2.52%        3.11%        3.42%
   The Small Cap Growth Fund ............         --           --           --           --           --
   The Equity Income Fund(a) ............       1.55%        1.54%        1.75%        1.95%        0.86%
   The Large Cap Growth Fund(b) .........         --           --           --           --        10.63%
   The Small Cap Value Fund(c) ..........       5.72%          --           --           --           --
   The U.S. Bond Fund(c) ................       5.90%        2.13%          --           --           --



----------
(a) Commenced operations on July 7, 1999.
(b) Commenced operations on October 25, 1999.
(c) Commenced operations on July 22, 2002.

8. ACCUMULATION UNIT VALUES

   Shown below is accumulation unit value information for American Dental Association Members Retirement Program units outstanding of Separate Accounts 191, 200 and 206. The unit values presented reflect charges for administrative fees, program expenses and certain operating expenses. The fees are charged as a reduction of unit value and are disclosed below in percentage terms. Expenses exclude charges made directly to contractholder accounts through redemption of units.



                                                                    YEAR ENDED DECEMBER 31,
                                                                  ----------------------------
                                                                      2003            2002
                                                                  ------------   -------------
   THE FOREIGN FUND, .79%
   Unit Value, end of period ..................................     $ 23.67        $  18.28
   Net Assets (000's) .........................................     $ 80,270       $ 62,482
   Number of units outstanding, end of period (000's) .........        3,391          3,418
   Total Return ...............................................        29.49%        ( 9.37)%

   THE SMALL CAP GROWTH FUND, .77%
   Unit Value, end of period ..................................     $ 48.91        $  37.38
   Net Assets (000's) .........................................     $124,110       $ 90,567
   Number of units outstanding, end of period (000's) .........        2,537          2,423
   Total Return ...............................................        30.85%        (35.95)%


                                     SAI-43

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 191, 200 AND 206
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------

8. ACCUMULATION UNIT VALUE (CONTINUED)



                                                                 YEAR ENDED DECEMBER 31,
                                                               ---------------------------
                                                                   2003           2002
                                                               -----------   -------------
THE EQUITY INCOME FUND, .84%
Unit Value, end of period ..................................     $ 10.49       $   8.35
Net Assets (000's) .........................................     $22,399       $ 15,250
Number of units outstanding, end of period (000's) .........       2,134          1,827
Total Return ...............................................       25.63%        (13.74)%
THE LARGE CAP GROWTH FUND, 87%
Unit Value, end of period ..................................     $  3.43       $   2.77
Net Assets (000's) .........................................     $19,040       $ 13,675
Number of units outstanding, end of period (000's) .........       5,557          4,948
Total Return ...............................................       23.83%        (41.81)%
THE SMALL CAP VALUE FUND*, 1.04%
Unit Value, end of period ..................................      14.99        $  10.23
Net Assets (000's) .........................................      18,518       $  2,123
Number of units outstanding, end of period (000's) .........       1,235            207
Total Return ...............................................       46.53%          2.30%
THE U.S. BOND FUND*, 1.17%
Unit Value, end of period ..................................      11.22        $  10.53
Net Assets (000's) .........................................      12,039       $  5,962
Number of units outstanding, end of period (000's) .........       1,073            566
Total Return ...............................................        6.55%          5.30%



----------
* Commenced operations on July 22, 2002.


                                     SAI-44

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                               December 31,         December 31,
                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,095.5        $    26,278.9
  Mortgage loans on real estate.............................................        3,503.1              3,746.2
  Equity real estate, held for the production of income.....................          656.5                717.3
  Policy loans..............................................................        3,894.3              4,035.6
  Other equity investments..................................................          789.1                720.3
  Other invested assets.....................................................        1,101.6              1,327.6
                                                                              -----------------    -----------------
      Total investments.....................................................       39,040.1             36,825.9
Cash and cash equivalents...................................................          722.7                269.6
Cash and securities segregated, at estimated fair value.....................        1,285.8              1,174.3
Broker-dealer related receivables...........................................        2,284.7              1,446.2
Deferred policy acquisition costs...........................................        6,290.4              5,801.0
Goodwill and other intangible assets, net...................................        3,513.4              3,503.8
Amounts due from reinsurers.................................................        2,460.4              2,351.7
Loans to affiliates, at estimated fair value................................          400.0                413.0
Other assets................................................................        3,829.7              4,028.7
Separate Accounts' assets...................................................       54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    25,307.7        $    23,037.5
Future policy benefits and other policyholders liabilities..................       13,934.7             13,975.7
Broker-dealer related payables..............................................        1,261.8                731.0
Customers related payables..................................................        1,897.5              1,566.8
Amounts due to reinsurers...................................................          936.5                867.5
Short-term and long-term debt...............................................        1,253.2              1,274.7
Federal income taxes payable................................................        2,362.8              2,006.4
Other liabilities...........................................................        2,006.9              1,751.8
Separate Accounts' liabilities..............................................       54,300.6             38,883.8
Minority interest in equity of consolidated subsidiaries....................        1,744.9              1,816.6
Minority interest subject to redemption rights..............................          488.1                515.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................      105,494.7             86,427.2
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,848.2              4,812.8
Retained earnings...........................................................        3,027.1              2,902.7
Accumulated other comprehensive income......................................          892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,376.7       $     1,315.5      $     1,342.3
Premiums......................................................          889.4               945.2            1,019.9
Net investment income.........................................        2,386.9             2,377.2            2,404.3
Investment losses, net........................................          (62.3)             (278.5)            (207.3)
Commissions, fees and other income............................        2,811.8             2,987.6            3,108.5
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,402.5             7,347.0            7,667.7
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,708.2             2,036.0            1,888.8
Interest credited to policyholders' account balances..........          969.7               972.5              981.7
Compensation and benefits.....................................        1,327.0             1,244.3            1,307.1
Commissions...................................................          991.9               788.8              742.1
Distribution plan payments....................................          370.6               392.8              429.1
Amortization of deferred sales commissions....................          208.6               229.0              230.8
Interest expense..............................................           82.3                95.7              102.6
Amortization of deferred policy acquisition costs.............          434.6               296.7              287.9
Capitalization of deferred policy acquisition costs...........         (990.7)             (754.8)            (746.4)
Rent expense..................................................          165.8               168.8              157.5
Amortization of goodwill and other intangible assets, net.....           21.9                21.2              178.2
Alliance charge for mutual fund matters and legal
  proceedings.................................................          330.0                 -                  -
Other operating costs and expenses............................          832.4               827.4              815.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,452.3             6,318.4            6,374.8
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................          950.2             1,028.6            1,292.9
Federal income tax expense....................................         (240.5)              (50.9)            (316.2)
Minority interest in net income of consolidated subsidiaries..         (188.7)             (362.8)            (370.1)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          521.0               614.9              606.6
Earnings from discontinued operations, net of Federal
    income taxes..............................................            3.4                 5.6               43.9
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................            -                 (33.1)              (3.5)
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      524.4       $       587.4      $       647.0
                                                                =================  =================  =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         2003               2002               2001
                                                                   -----------------   ----------------   ----------------
                                                                                       (In Millions)

Common stock, at par value, beginning and end of year.........      $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year as previously
   reported...................................................            4,753.8            4,694.6            4,723.8
Prior period adjustment related to deferred Federal
    income taxes..............................................               59.0               59.0               59.0
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, beginning of year as restated.            4,812.8            4,753.6            4,782.8
Increase (decrease) in paid in capital in excess of par value.               35.4               59.2              (29.2)
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year...................            4,848.2            4,812.8            4,753.6
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year as previously reported...            2,740.6            2,653.2            3,706.2
Prior period adjustment related to deferred Federal
   income taxes...............................................              162.1              162.1              162.1
                                                                   -----------------   ----------------   ----------------
Retained earnings, beginning of year as restated..............            2,902.7            2,815.3            3,868.3
Net earnings..................................................              524.4              587.4              647.0
Shareholder dividends paid....................................             (400.0)            (500.0)          (1,700.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year................................            3,027.1            2,902.7            2,815.3
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income ,
  beginning of year...........................................              681.1              215.4               12.8
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...........              892.8              681.1              215.4
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year.......................      $     8,770.6       $    8,399.1       $    7,786.8
                                                                   =================   ================   ================

COMPREHENSIVE INCOME
Net earnings..................................................      $       524.4       $      587.4       $      647.0
                                                                   -----------------   ----------------   ----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................              211.7              465.6              202.6
Minimum pension liability adjustment..........................                -                   .1                -
                                                                   -----------------   ----------------   ----------------
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..........................................      $       736.1       $    1,053.1       $      849.6
                                                                   =================   ================   ================












                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                       2003                2002               2001
                                                                 -----------------   -----------------  -----------------
                                                                                      (In Millions)

Net earnings..................................................    $       524.4       $      587.4       $       647.0
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........            969.7              972.5               981.7
  Universal life and investment-type product
    policy fee income.........................................         (1,376.7)          (1,315.5)           (1,342.3)
  Net change in broker-dealer and customer related
    receivables/payables......................................             22.5             (237.3)              181.0
  Investment losses, net......................................             62.3              278.5               207.3
  Change in deferred policy acquisition costs.................           (556.1)            (458.1)             (458.5)
  Change in future policy benefits............................            (97.4)             218.0               (15.1)
  Change in property and equipment............................            (55.8)             (76.6)             (229.2)
  Change in Federal income tax payable........................            246.3               93.3              (231.5)
  Change in accounts payable and accrued expenses.............            276.8               (8.9)              (36.8)
  Change in segregated cash and securities, net...............           (111.5)             240.8              (108.8)
  Minority interest in net income of consolidated
     subsidiaries.............................................            188.7              362.8               370.1
  Change in fair value of guaranteed minimum income
     benefit reinsurance contracts............................             91.0             (120.0)                -
  Amortization of deferred sales commissions..................            208.6              229.0               230.8
  Amortization of goodwill and other intangible assets, net...             21.9               21.2               178.2
  Other, net..................................................            272.6             (114.2)              121.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.....................            687.3              672.9               495.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          4,216.4            2,996.0             2,454.6
  Sales.......................................................          4,818.2            8,035.9             9,285.2
  Purchases...................................................        (11,457.9)         (12,709.0)          (11,833.0)
  Change in short-term investments............................            334.3             (568.9)              211.8
  Acquisition of subsidiary ..................................              -               (249.7)                -
  Loans to affiliates.........................................              -                  -                (400.0)
  Other, net..................................................             89.3              126.6               (80.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................         (1,999.7)          (2,369.1)             (361.7)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
     Deposits.................................................          5,639.1            4,328.5             3,198.8
     Withdrawals and transfers to Separate Accounts...........         (3,181.1)          (2,022.9)           (2,458.1)
  Net change in short-term financings.........................            (22.1)            (201.2)             (552.8)
  Additions to long-term debt.................................              -                  -                 398.1
  Shareholder dividends paid..................................           (400.0)            (500.0)           (1,700.0)
  Other, net..................................................           (270.4)            (318.6)             (456.9)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities..............          1,765.5            1,285.8            (1,570.9)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................            453.1             (410.4)           (1,436.8)
Cash and cash equivalents, beginning of year..................            269.6              680.0             2,116.8
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $       722.7       $      269.6       $       680.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                                    CONTINUED

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)


Supplemental cash flow information:
  Interest Paid...............................................   $       91.0       $        80.5      $        82.1
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (45.7)      $      (139.6)     $       524.2
                                                                =================  =================  =================










                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance").

        In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, Equitable Life and its consolidated subsidiaries (collectively, the "Company") acquired 8.16 million units in Alliance ("Alliance Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.6% at December 31, 2003, and together with the Holding Company's economic interest in Alliance was approximately 55.5%.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.


2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2003," "2002" and "2001" refer to the years ended December 31, 2003, 2002 and 2001, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

        Prior Period Adjustment
        -----------------------

        A review by Equitable Life in 2003 of Federal income tax assets and liabilities identified an overstatement of the deferred Federal income tax liability related to the years ended December 31, 2000 and earlier. As a result, the Federal income tax liability as of December 31, 2002 has been reduced by $221.1 million, and the consolidated shareholder's equity as of December 31, 2002 and 2001 has been increased by $221.1 million, with no impact on the consolidated statements of earnings for the years ended December 31, 2002 and 2001 or any prior period after the adoption on January 1, 1992 of SFAS No. 109, "Accounting for Income Taxes." This adjustment has been reported in the accompanying financial statements as an increase in consolidated shareholder's equity as of January 1, 2001.

        Closed Block
        ------------

        When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Other Discontinued Operations
        -----------------------------

        In 1991, management discontinued the business of certain pension operations ("Other Discontinued Operations"). Other Discontinued Operations at December 31, 2003 principally consists of the group non-participating wind-up annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2003 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Other Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the Other Discontinued Operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Other Discontinued Operations. See Note 8.

        Accounting Changes
        ------------------

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 addresses when it is appropriate to consolidate financial interests in a VIE, a new term to define a business structure that either (i) does not have equity investors with voting or other similar rights or (ii) has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities ("SPEs"), FIN No. 46 imposes a consolidation standard that focuses on the relative exposures of the participants to the economic risks and rewards from the net assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under FIN No. 46, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by guarantees, commitments, derivatives, credit enhancements, and similar instruments or obligations, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

        Transition to the consolidation requirements of FIN No. 46 began in first quarter 2003, with immediate application to all new VIEs created after January 31, 2003, and was expected to be followed by application beginning in third quarter 2003 to all existing VIEs. However, in October 2003, the FASB deferred the latter transition date to December 31, 2003 and, likewise, extended the related transitional requirements to disclose if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. On December 24, 2003, the FASB issued FIN No. 46(Revised) ("FIN No. 46(R)"), containing significant modifications to the original interpretation issued in January 2003 and delaying the requirement to consolidate all VIEs for which the company's financial interest therein constitutes a primary beneficiary relationship until March 31, 2004. Although the consolidation requirements of FIN No. 46(R) generally begin in first quarter 2004, no delay was afforded to consolidation of SPEs. However, at December 31, 2003, no entities in which the Company had economic interests were identified as SPEs under the rules previously in effect.

        While FIN No. 46(R) supports the same underlying principle put forth in the original interpretation, it addresses issues that arose as companies analyzed the potential impact of adopting FIN No. 46's consolidation requirements and resolves some of those issues in a manner expected to make implementation less onerous for certain entities with financial interests in VIEs. The most notable departure of FIN No. 46(R) from the original interpretation is the revised treatment of "decision maker" fees (such as asset management fees) to include only their variability in the calculation of a VIE's expected residual returns. Prior to this change, inclusion of decision maker fees on a gross basis created a bias towards consolidation by a decision maker as the recipient of a majority of a VIE's economic rewards unless another party absorbed a majority of the VIE's economic risks.

        At December 31, 2003, the Insurance Group's General Account had VIEs deemed to be significant under FIN No. 46 totaling $105.8 million. VIEs totaling $45.5 million and $60.3 million are reflected in the consolidated balance sheets as fixed maturities (collateralized debt obligations) and other equity investments (principally, investment limited partnerships), respectively, and are subject to ongoing review for impairment in value. These VIEs and approximately $17.1 million of funding commitments to the investment limited partnerships at December 31, 2003 represent the Insurance Group's maximum exposure to loss from its direct involvement with these VIEs. The Insurance Group has no further economic interests in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations. As a result of management's review and the FASB's implementation guidance to date, these VIEs are not expected to require consolidation because management has determined that the Insurance Group is not the primary beneficiary.

        Management of Alliance has reviewed its investment management agreements, its investments in and other financial arrangements with certain entities that hold client assets under management of approximately $48 billion. These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures, to determine the entities that Alliance would be required to consolidate under FIN No. 46(R).

        As a result of its review, which is still ongoing, Alliance's management believes it is reasonably possible that Alliance will be required to consolidate an investment in a joint venture arrangement including the joint venture's funds under management, and one hedge fund as of March 31, 2004. These entities have client assets under management totaling approximately $231 million. However, Alliance's total investment in these entities is approximately $.4 million and its maximum exposure to loss is limited to its investments and prospective investment management fees. Consolidation of these entities would result in increases in Alliance's assets, principally investments, and in its liabilities, principally minority interests in consolidated entities, of approximately $231 million.

        Alliance derives no direct benefit from client assets under management other than investment management fees and cannot utilize those assets in its operations.

        Alliance has significant variable interests in certain other VIEs with approximately $1.1 billion in client assets under management. However, these VIEs do not require consolidation because Alliance's management has determined that Alliance is not the primary beneficiary. Alliance's maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

        FIN No. 46(R) is highly complex and requires significant estimates and judgments as to its application. Since implementation of the consolidation of VIEs under FIN No. 46(R) generally has been deferred to reporting periods ending after March 15, 2004 and the FASB is continuing to develop guidance on implementation issues, management's assessment of the effect of FIN No. 46(R) is ongoing and its initial conclusions regarding the consolidation of VIEs may change.

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the year ended December 31, 2001 was approximately $73.4 million, net of minority interest of $104.7 million, of which $7.6 million, net of minority interest of $13.6 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the year ended December 31, 2001 would have been $712.8 million. The carrying amount of goodwill was $3,140.6 million and $3,112.2 million, respectively, at December 31, 2003 and 2002 and relates solely to the Investment Services segment. No losses resulted in 2003 and 2002 from the annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2008 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2003 of $9.3 million, net of minority interest of $12.6 million. Amortization of other intangible assets for the year ended December 31, 2002 was $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $534.8 million and $162.0 million, respectively, at December 31, 2003 and $531.7 million and $140.1 million, respectively, at December 31, 2002. SFAS No. 144 retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.

        Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effect of retroactive application of this change on 2001 results of operations was not material.

        On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. With respect to free-standing derivative positions, at January 1, 2001, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values. With respect to embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments. As a consequence of this election, coupled with interpretive guidance specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. None of the Company's derivatives were designated as qualifying hedges under SFAS No. 133 and, consequently, required mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities initiated after December 31, 2002 and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. No material impact on the results of operations or financial position of the Company resulted in 2003 from compliance with these new recognition and measurement provisions.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions were applied only on a prospective basis to guarantees issued or modified after December 31, 2002 and had no material impact on the Company's results of operations or financial position upon adoption.

        The Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the statement of financial position. SFAS No. 150 had no material impact on the Company's results of operations or financial position upon adoption.

        New Accounting Pronouncements
        -----------------------------

        In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 is effective as of January 1, 2004, and will require a change in the Company's accounting policies relating to (a) general account interests in separate accounts, (b) assets and liabilities associated with market value-adjusted annuities, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and universal life contracts. The method of accounting that the Company adopted in 2002 for GMDB and GMIB liabilities is consistent with the requirements of SOP 03-1. Management expects that the impact of adopting SOP 03-1 on January 1, 2004 will result in a one-time decrease to net earnings of approximately $(1.0) million related to the cumulative effect of the required changes in accounting. Approximately $12.5 million of the cumulative effect adjustment represents a reclassification of investment income previously reported in the consolidated statements of earnings to unrealized gains included in other comprehensive income. Therefore, shareholders' equity is expected to increase approximately $11.5 million as a result of the implementation of SOP 03-1. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment.

        Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:


           o Management having the authority to approve the action commits the organization to a plan to sell the property.

           o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

           o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

           o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

           o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

           o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        In the fourth quarter of 2003, three real estate investments met the criteria of real estate held-for-sale. As a result, the Company transferred these investments with a total carrying value of $56.9 million from real estate held for the production of income to real estate held-for-sale. This amount is included in the Other assets line in the 2003 consolidated balance sheet. The results of operations for these properties in each of the three years ended December 31, 2003 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        ------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Other Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.05% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.05% net of product weighted average Separate Account fees) and 0% (-1.95% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2003, current projections of future average gross market returns assume a 4.7% return for 2004 which is within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 1 year.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2003, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 7 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.63% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $69.9 million and $86.0 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, respectively, $1,109.3 million and $1,088.9 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Incurred benefits related to current year..........  $        33.8       $       36.6       $       44.0
        Incurred benefits related to prior years...........           (2.8)              (6.3)             (10.6)
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        31.0       $       30.3       $       33.4
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        12.1       $       11.5       $       10.7
        Benefits paid related to prior years...............           34.9               37.2               38.8
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        47.0       $       48.7       $       49.5
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------
        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 2003, participating policies, including those in the Closed Block, represent approximately 18.7% ($34.7 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------
        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2003, 2002 and 2001, investment results of such Separate Accounts were losses of $(466.2) million, $(4,740.7) million and $(2,214.4) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------
        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of Alliance, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2003 and 2002, respectively, net deferred sales commissions totaled $387.2 million and $500.9 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2003 net balance for each of the next five years is approximately $386.0 million.

        Alliance's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Alliance's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management of back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the last five years. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Alliance's management considers the results of these analyses performed at various dates. If Alliance's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using Alliance's management's best estimate of future cash flows discounted to a present value amount. As such, given the volatility and uncertainty of capital markets and future redemption, Alliance's management believes these to be critical accounting estimates.

        Other Accounting Policies
        -------------------------

        In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.29 billion and $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2003 and 2002, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

        Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        The Holding Company and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        32.6 million of private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Alliance Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining six years ending in 2009. Generally, not more than 20% of the original Alliance Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

        The Company accounts for its stock option plans and other stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   Gross              Gross
                                              Amortized          Unrealized         Unrealized          Estimated
                                                 Cost              Gains              Losses            Fair Value
                                            ---------------   -----------------  -----------------   ---------------
                                                                         (In Millions)

        December 31, 2003
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,653.7     $    1,726.2       $       84.7       $   22,295.2
            Mortgage-backed...............         3,837.0             57.0               17.4            3,876.6
            U.S. Treasury, government
              and agency securities.......           812.3             58.7                 .5              870.5
            States and political
              subdivisions................           188.2             14.1                2.0              200.3
            Foreign governments...........           248.4             45.9                 .3              294.0
            Redeemable preferred stock....         1,412.0            151.1                4.2            1,558.9
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    27,151.6     $    2,053.0       $      109.1       $   29,095.5
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        11.6     $        1.2       $         .2       $       12.6
          Trading securities..............             1.9               .6                1.5                1.0
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        13.5     $        1.8       $        1.7       $       13.6
                                            ================= =================  =================  ================

        December 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,084.0     $    1,491.0       $      269.0       $   21,306.0
            Mortgage-backed...............         2,419.2             99.2                -              2,518.4
            U.S. Treasury, government
              and agency securities.......           895.5             84.1                -                979.6
            States and political
              subdivisions................           197.6             17.9                -                215.5
            Foreign governments...........           231.8             37.4                 .8              268.4
            Redeemable preferred stock....           923.7             71.4                4.1              991.0
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    24,751.8     $    1,801.0       $      273.9       $   26,278.9
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        37.6     $        2.0       $        3.4       $       36.2
          Trading securities..............             3.3               .8                3.0                1.1
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        40.9     $        2.8       $        6.4       $       37.3
                                            ================= =================  =================  ================

        For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2003 and 2002, securities without a readily ascertainable market value having an amortized cost of $4,462.1 million and $4,899.8 million, respectively, had estimated fair values of $4,779.6 million and $5,137.2 million, respectively.

        The contractual maturity of bonds at December 31, 2003 is shown below:

                                                                                        Available for Sale
                                                                                ------------------------------------
                                                                                   Amortized          Estimated
                                                                                     Cost             Fair Value
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Due in one year or less................................................  $      495.5       $      514.8
        Due in years two through five..........................................       4,981.3            5,386.0
        Due in years six through ten...........................................       9,760.8           10,595.8
        Due after ten years....................................................       6,665.0            7,163.4
        Mortgage-backed securities.............................................       3,837.0            3,876.6
                                                                                ----------------   -----------------
        Total..................................................................  $   25,739.6       $   27,536.6
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (598 fixed maturities) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2003:

                                       Less than 12 Months             12 Months or Longer                   Total
                                  -------------------------------  ----------------------------   ----------------------------
                                                        Gross                         Gross                          Gross
                                     Estimated       Unrealized     Estimated      Unrealized      Estimated      Unrealized
                                     Fair Value        Losses       Fair Value       Losses        Fair Value       Losses
                                    -------------   -------------  -------------  -------------   -------------  -------------
                                                                         (In Millions)

   Fixed Maturities:
     Corporate.................   $     2,342.9   $       77.6   $       81.0   $        7.1    $    2,423.9    $      84.7
     Mortgage-backed...........         1,406.0           17.4            -              -           1,406.0           17.4
     U.S. Treasury,
       government and agency
       securities..............            28.3             .5            -              -              28.3             .5
     States and political
       subdivisions............            24.2            2.0            -              -              24.2            2.0
     Foreign governments.......             7.4             .3            1.0            -               8.4             .3
     Redeemable
       preferred stock.........            58.5            3.2           14.0            1.0            72.5            4.2
                                  --------------  -------------  -------------  --------------  -------------  ---------------

   Total Temporarily
     Impaired Securities ......   $     3,867.3   $      101.0   $       96.0   $        8.1    $    3,963.3   $      109.1
                                  ==============  =============  =============  ==============  =============  ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2003, approximately

        $1,366.2 million or 5.3% of the $25,739.6 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

        At December 31, 2003, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $53.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2003 and 2002 were $775.5 million and $683.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $122.4 million and $75.3 million at December 31, 2003 and 2002, respectively. Gross interest income on these loans included in net investment income aggregated $7.8 million, $5.3 million and $3.2 million in 2003, 2002 and 2001, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $10.0 million, $6.8 million and $4.2 million in 2003, 2002 and 2001, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         December 31,
                                                                            ----------------------------------------
                                                                                   2003                 2002
                                                                            -------------------  -------------------
                                                                                         (In Millions)

        Impaired mortgage loans with investment valuation allowances.......  $        149.4       $        111.8
        Impaired mortgage loans without investment valuation allowances....            29.1                 20.4
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           178.5                132.2
        Investment valuation allowances....................................           (18.8)               (23.4)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        159.7       $        108.8
                                                                            ===================  ===================

        During 2003, 2002 and 2001, respectively, the Company's average recorded investment in impaired mortgage loans was $180.9 million, $138.1 million and $141.7 million. Interest income recognized on these impaired mortgage loans totaled $12.3 million, $10.0 million and $7.2 million for 2003, 2002 and 2001, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2003 and 2002, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $143.2 million and $91.1 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2003 and 2002, the carrying value of equity real estate held-for-sale amounted to $56.9 million and $107.7 million, respectively. For 2003, 2002 and 2001, respectively, real estate of $2.8 million, $5.6 million and $64.8 million was acquired in satisfaction of debt. At December 31, 2003 and 2002, the Company owned $275.8 million and $268.8 million, respectively, of real estate acquired in satisfaction of debt of which $3.6 million and $2.7 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $189.6 million and $163.6 million at December 31, 2003 and 2002, respectively. Depreciation expense on real estate totaled $38.8 million, $18.0 million and $16.1 million for 2003, 2002 and 2001, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                        2003               2002                2001
                                                                  -----------------   ----------------   -----------------
                                                                                       (In Millions)

        Balances, beginning of year...........................     $        55.0       $       87.6       $      126.2
        Additions charged to income...........................              12.2               32.5               40.0
        Deductions for writedowns and
          asset dispositions..................................             (15.2)             (65.1)             (78.6)
        Deduction for transfer of real estate held-for-sale
          to real estate held for the production of income....             (31.5)               -                  -
                                                                  -----------------   ----------------   -----------------
        Balances, End of Year.................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate.......................     $        18.8       $       23.4       $       19.3
          Equity real estate..................................               1.7               31.6               68.3
                                                                  -----------------   ----------------   -----------------
        Total.................................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $896.9 million and $801.7 million, respectively, at December 31, 2003 and 2002. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $4.3 million, $(18.3) million and $(111.1) million, respectively, for 2003, 2002 and 2001.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 7 individual ventures at December 31, 2003 and 2002, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)


        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       551.6      $       550.0
        Investments in securities, generally at estimated fair value...........          204.8              237.5
        Cash and cash equivalents..............................................           37.6               27.9
        Other assets...........................................................           22.8               32.2
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       816.8      $       847.6
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       259.7      $       264.7
        Other liabilities......................................................           19.5               19.2
                                                                                ----------------   -----------------
        Total liabilities......................................................          279.2              283.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          537.6              563.7
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       816.8      $       847.6
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       168.8      $       172.3
                                                                                ================   =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        95.6       $       98.4       $       95.6
        Net revenues (losses) of
          other limited partnership interests..............           26.0              (23.2)              29.8
        Interest expense - third party.....................          (18.0)             (19.8)             (11.5)
        Interest expense - the Company.....................            -                  -                  (.7)
        Other expenses.....................................          (61.7)             (59.3)             (58.2)
                                                            -----------------   ----------------   -----------------
        Net Earnings (Losses)..............................  $        41.9       $       (3.9)      $       55.0
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $         5.0       $       12.8       $       13.2
                                                            =================   ================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $     1,792.6       $    1,755.4       $    1,662.4
        Mortgage loans on real estate......................          279.5              314.8              361.6
        Equity real estate.................................          136.9              153.7              166.2
        Other equity investments...........................           49.3              (45.4)             (53.6)
        Policy loans.......................................          260.1              269.4              268.2
        Other investment income............................           66.8              114.1              216.6
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,585.2            2,562.0            2,621.4

          Investment expenses..............................         (198.3)            (184.8)            (217.1)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,386.9       $    2,377.2       $    2,404.3
                                                            =================   ================   =================

        Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $      (100.7)      $     (374.3)      $     (225.2)
        Mortgage loans on real estate......................            1.3                3.7              (11.4)
        Equity real estate.................................           26.8              101.5               34.5
        Other equity investments...........................            2.0                3.3              (13.0)
        Issuance and sales of Alliance Units...............            -                   .5               (2.3)
        Other..............................................            8.3              (13.2)              10.1
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $       (62.3)      $     (278.5)      $     (207.3)
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $193.2 million, $312.8 million and $287.5 million for 2003, 2002 and 2001, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.2 million and zero, respectively, for 2003 and $5.5 million and $5.8 million, respectively, for 2002.

        For 2003, 2002 and 2001, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $4,773.5 million, $7,176.3 million and $7,372.3 million. Gross gains of $105.1 million, $108.4 million and $156.2 million and gross losses of $39.5 million, $172.9 million and $115.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2003, 2002 and 2001 amounted to $416.8 million, $1,047.8 million and $429.5 million, respectively.

        Net investment income in 2001 included realized gains of $27.1 million on sales of Credit Suisse Group common stock, which was designated as trading account securities and acquired in conjunction with the sale of Donaldson, Lufkin & Jenrette, Inc., formerly a majority owned subsidiary, in 2000.

        In 2003, 2002 and 2001, respectively, net unrealized holding gains (losses) on trading account equity securities of $2.1 million, $.5 million, and $25.0 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.0 million and $1.1 million and costs of $1.9 million and $3.3 million at December 31, 2003 and 2002, respectively.

        For 2003, 2002 and 2001, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $76.5 million, $92.1 million and $96.7 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Other Discontinued Operations on a line-by-line basis, follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance, beginning of year.........................  $       681.1       $      215.5       $       12.9
        Changes in unrealized investment gains (losses)....          440.8            1,049.9              436.0
        Changes in unrealized investment (gains) losses
          attributable to:
            Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other........................          (53.0)            (157.3)             (48.6)
            DAC............................................          (65.7)            (174.1)             (71.6)
            Deferred Federal income taxes..................         (110.4)            (252.9)            (113.2)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       892.8       $      681.1       $      215.5
                                                            =================   ================   =================

                                                                      2003                2002              2001
                                                                -------------      ---------------    --------------
                                                                                   (In Millions)
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     2,015.7       $    1,572.0       $      496.0
            Other equity investments.......................            1.5               (1.5)               4.3
            Other..........................................          (28.1)             (22.2)              (1.9)
                                                            -----------------   ------------------ -----------------
              Total........................................        1,989.1            1,548.3              498.4
          Amounts of unrealized investment (gains) losses
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (274.2)            (221.2)             (63.9)
              DAC..........................................         (339.7)            (274.0)             (99.9)
              Deferred Federal income taxes................         (482.4)            (372.0)            (119.1)
                                                            -----------------   ------------------ -----------------
        Total..............................................  $       892.8       $      681.1       $      215.5
                                                            =================   ================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)     ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Unrealized gains on investments....................  $       892.8       $      681.1       $      215.5
        Minimum pension liability..........................            -                  -                  (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       892.8       $      681.1       $      215.4
                                                            =================   ================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $       416.6       $    1,008.9       $      525.2
          Losses (gains) reclassified into net earnings
            during the period..............................           24.2               41.0              (89.2)
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................          440.8            1,049.9              436.0
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (229.1)            (584.3)            (233.4)
                                                            -----------------   ----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          211.7              465.6              202.6
        Change in minimum pension liability................            -                   .1                -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       211.7       $      465.7       $      202.6
                                                            =================   ================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block is as follows:

                                                                                  December 31,         December 31,
                                                                                      2003                 2002
                                                                                -----------------    -----------------
                                                                                            (In Millions)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
          and other...........................................................  $     8,972.1        $     8,997.3
       Policyholder dividend obligation.......................................          242.1                213.3
       Other liabilities......................................................          129.5                134.6
                                                                                -----------------    -----------------
       Total Closed Block liabilities.........................................        9,343.7              9,345.2
                                                                                -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $5,061.0 and $4,794.0)............................        5,428.5              5,098.4
       Mortgage loans on real estate..........................................        1,297.6              1,456.0
       Policy loans...........................................................        1,384.5              1,449.9
       Cash and other invested assets.........................................          143.3                141.9
       Other assets...........................................................          199.2                219.9
                                                                                -----------------    -----------------
        Total assets designated to the Closed Block...........................        8,453.1              8,366.1
                                                                                -----------------    -----------------

       Excess of Closed Block liabilities over assets designated to
          the Closed Block....................................................          890.6                979.1

       Amounts included in accumulated other comprehensive income:
          Net unrealized investment gains, net of deferred Federal income tax of $43.9 and $31.8 and policyholder dividend obligation of
            $242.1 and $213.3.................................................           81.6                 59.1
                                                                                -----------------    -----------------

       Maximum Future Earnings To Be Recognized From Closed Block
          Assets and Liabilities..............................................  $       972.2        $     1,038.2
                                                                                =================    =================

        Closed Block revenues and expenses were as follows:

                                                                2003               2002                 2001
                                                           ----------------   ----------------   --------------------
                                                                                 (In Millions)



      REVENUES:
      Premiums and other income..........................   $      508.5       $      543.8       $       571.5
      Investment income (net of investment
         expenses of $2.4, $5.4, and $3.0)...............          559.2              582.4               583.5
      Investment losses, net.............................          (35.7)             (47.0)              (42.3)
                                                           ----------------   ----------------   --------------------
      Total revenues.....................................        1,032.0            1,079.2             1,112.7
                                                           ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends..............          924.5              980.2             1,009.3
      Other operating costs and expenses.................            4.0                4.4                 4.7
                                                           ----------------   ----------------   --------------------
      Total benefits and other deductions................          928.5              984.6             1,014.0
                                                           ----------------   ----------------   --------------------

      Net revenues before Federal income taxes...........          103.5               94.6                98.7
      Federal income taxes...............................          (37.5)             (34.7)              (36.2)
                                                           ----------------   ----------------   --------------------
      Net Revenues.......................................   $       66.0       $       59.9       $        62.5
                                                           ================   ================   ====================

        Reconciliation of the policyholder dividend obligation is as follows:

                                                                                             December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Balance at beginning of year...........................................  $       213.3      $        47.1
        Unrealized investment gains............................................           28.8              166.2
                                                                                ----------------   -----------------
        Balance at End of Year ................................................  $       242.1      $       213.3
                                                                                ================   =================

        Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Impaired mortgage loans with investment valuation allowances...........  $        58.3      $        18.6
        Impaired mortgage loans without investment valuation allowances........            5.8                 .9
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................           64.1               19.5
        Investment valuation allowances........................................           (3.7)              (4.0)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        60.4      $        15.5
                                                                                ================   =================

        During 2003, 2002 and 2001, the Closed Block's average recorded investment in impaired mortgage loans was $51.9 million, $26.0 million and $30.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.7 million, $2.1 million and $1.2 million for 2003, 2002 and 2001, respectively.

        Valuation allowances amounted to $3.6 million and $3.9 million on mortgage loans on real estate and $.1 million and $.1 million on equity real estate at December 31, 2003 and 2002, respectively. Writedowns of fixed maturities amounted to $37.8 million, $40.0 million and $30.8 million for 2003, 2002 and 2001, respectively, including $23.3 million in fourth quarter 2001.


8)       OTHER DISCONTINUED OPERATIONS

        Summarized financial information for Other Discontinued Operations follows:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $644.7 and $677.8)..............................  $      716.4         $      722.7
        Equity real estate...................................................         198.2                203.7
        Mortgage loans on real estate........................................          63.9                 87.5
        Other equity investments.............................................           7.5                  9.4
        Other invested assets................................................            .2                   .2
                                                                              -----------------    -----------------
          Total investments..................................................         986.2              1,023.5
        Cash and cash equivalents............................................          63.0                 31.0
        Other assets.........................................................         110.9                126.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

        Policyholders liabilities............................................  $      880.3         $      909.5
        Allowance for future losses..........................................         173.4                164.6
        Other liabilities....................................................         106.4                106.9
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $21.0, $18.1 and $25.3)..............  $        70.6       $       69.7       $       91.6
        Investment gains (losses), net.....................            5.4               34.2               33.6
        Policy fees, premiums and other income.............            -                   .2                 .2
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           76.0              104.1              125.4

        Benefits and other deductions......................           89.4               98.7              100.7
        (Losses charged) earnings credited to allowance
          for future losses................................          (13.4)               5.4               24.7
                                                            -----------------   ----------------   -----------------

        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses................................            5.2                8.7               46.1
        Federal income tax expense.........................           (1.8)              (3.1)              (2.2)
                                                            -----------------   ----------------   -----------------

        Earnings from Discontinued Operations..............  $         3.4       $        5.6       $       43.9
                                                            =================   ================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        Valuation allowances of $2.5 million and $4.9 million on mortgage loans on real estate were held at December 31, 2003 and 2002, respectively. During 2003, 2002 and 2001, discontinued operations' average recorded investment in impaired mortgage loans was $16.2 million, $25.3 million and $32.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.3 million, $2.5 million and $2.5 million for 2003, 2002 and 2001, respectively.

        In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.


9)      VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

        Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

            a) Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

            b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

            c) Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

            d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2003:

                                                                   GMDB               GMDB               Total
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance at January 1, 2003.........................  $       128.4       $      117.5       $      245.9
          Paid guarantee benefits..........................          (65.6)               -                (65.6)
          Other changes in reserve.........................            6.5              (31.9)             (25.4)
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2003.......................  $        69.3       $       85.6       $      154.9
                                                            =================   ================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                     GMDB
                                                            ---------------------
                                                                (In Millions)

        Balance at December 31, 2002.......................  $        21.5
          Paid guarantee benefits ceded....................          (18.5)
          Other changes in reserve.........................           14.2
                                                            ---------------------
        Balance at December 31, 2003.......................  $        17.2
                                                            =====================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16.

        The December 31, 2003 values for those variable contracts with GMDB and GMIB features are presented in the following table. Since variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:


                                                   Return
                                                     of
                                                   Premium       Ratchet         Roll-Up         Combo            Total
                                                -------------- -------------  --------------  -------------   --------------
                                                                        (Dollars In Millions)

       GMDB:
         Account value (1)...................   $     26,849   $    5,332     $    8,030      $   6,160      $   46,371
         Net amount at risk, gross...........   $      2,108   $      942     $    2,112      $      10      $    5,172
         Net amount at risk, net of amounts
           reinsured.........................   $      2,104   $      631     $    1,281      $      10      $    4,026
         Average attained age of
           Contractholders...................           49.5         59.6           61.7           59.8            51.7
         Percentage of contractholders
           over age 70.......................            7.1         20.9           25.8           20.3            10.3
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%            N/A

       GMIB:
         Account value (2)...................             N/A         N/A     $    5,763      $   8,589      $   14,352
         Net amount at risk, gross...........             N/A         N/A     $      442      $     -        $      442
         Net amount at risk, net of amounts
           reinsured.........................             N/A         N/A     $      110      $     -        $      110
         Weighted average years remaining
           until annuitization..............              N/A         N/A            4.6            9.8             7.2
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%           3%-6%

        (1) Included General Account balances of $11,379 million, $199 million, $182 million and $380 million, respectively, for a total of $12,140 million.

        (2) Included General Account balances of $3 million and $568 million, respectively, for a total of $571 million.

        For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values.

        For contracts with the GMIB feature, the net amount at risk in the event of annuitization is defined as the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

        In third quarter 2003, Equitable Life initiated a program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products sold beginning April 2002. At December 31, 2003, contracts with these features had a total account value and net amount at risk of $13,008 million and $17 million, respectively. This program currently utilizes exchange-traded, equity-based futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB exposure attributable to movements in the equity markets.


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        Short-term debt:
        Promissory note, 1.53% ..............................................  $      248.3         $      248.3
        Other................................................................           -                   22.0
                                                                              -----------------    -----------------
        Total short-term debt................................................         248.3                270.3
                                                                              -----------------    -----------------

        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, due 2005.....................................         399.8                399.8
          Surplus notes, 7.70%, due 2015.....................................         199.8                199.7
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         599.6                599.5
                                                                              -----------------    -----------------

        Alliance:
          Senior Notes, 5.625%, due 2006.....................................         398.8                398.4
          Other..............................................................           6.5                  6.5
                                                                              -----------------    -----------------
              Total Alliance.................................................         405.3                404.9
                                                                              -----------------    -----------------

        Total long-term debt.................................................       1,004.9              1,004.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,253.2         $    1,274.7
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million 5 year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.34% to 4.0%. No amounts were outstanding under this credit facility at December 31, 2003.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2003, no amounts were outstanding under this program.

        Equitable Life has a $350.0 million, one year promissory note, of which $101.7 million is included within Other Discontinued Operations. The promissory note, which matures in March 2004, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2003 and 2002, respectively, the Company had pledged real estate of $309.8 million and $322.9 million as collateral for certain short-term debt.

        Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three credit facilities aggregating
        $875.0 million.Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2003. At December 31, 2003, no borrowings were outstanding under Alliance's commercial paper program or revolving credit facilities.

        Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2003, no borrowings were outstanding under the ECN program.

        Long-term Debt
        -------------

        At December 31, 2003, the Company was in compliance with all debt covenants.

        At December 31, 2003, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2005, $406.5 million for 2006, zero for 2007, zero for 2008 and $200.1 million thereafter.

        Under its shelf registration, Alliance may issue up to $600.0 million in senior debt securities. In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. These Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.


11)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Federal income tax expense:
          Current expense (benefit)........................  $       112.5       $     (400.0)      $      (38.2)
          Deferred expense.................................          128.0              450.9              354.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Expected Federal income tax expense................  $       332.6       $      360.0       $      452.5
        Minority interest..................................          (58.7)            (128.3)            (126.9)
        Separate Account investment activity...............          (29.1)            (159.3)               -
        Non-taxable investment income......................          (20.8)               3.4               (1.6)
        Non deductible penalty.............................           14.8                -                  -
        Adjustment of tax audit reserves...................           (9.9)             (34.2)             (28.2)
        Other..............................................           11.6                9.3               20.4
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The components of the net deferred Federal income taxes are as follows:

                                                       December 31, 2003                  December 31, 2002
                                                ---------------------------------  ---------------------------------
                                                    Assets         Liabilities         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Compensation and related benefits......  $       -        $      271.8      $        -        $     244.2
        Reserves and reinsurance...............        801.9               -               646.2              -
        DAC....................................          -             1,855.6               -            1,680.5
        Unrealized investment gains............          -               482.4               -              372.0
        Investments............................          -               525.3               -              138.6
        Other..................................          6.7               -                 -               68.2
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     808.6      $    3,135.1      $      646.2      $   2,503.5
                                                ===============  ================  ===============   ===============


        In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

        In January 2003, the IRS commenced an examination of the AXA Financial's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.


12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Direct premiums....................................  $       913.8       $      954.6       $      990.0
        Reinsurance assumed................................          153.2              181.4              203.0
        Reinsurance ceded..................................         (177.6)            (190.8)            (173.1)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       889.4       $      945.2       $    1,019.9
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $       100.3       $       96.6       $       86.9
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       390.9       $      346.3       $      370.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        49.7       $       54.6       $       50.4
                                                            =================   ================   =================

        During the first quarter of 2003, the Insurance Group began to transition to excess of retention reinsurance on most new variable life, universal life and term life policies whereby mortality risk will be retained up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. Previously the Insurance Group ceded 90% of mortality risk on substantially all new variable life, universal life and term life policies, with risk retained to a maximum of $5 million on single-life policies, and $15 million on second-to-die policies. Substantially all other in-force business above the joint survivorship and single life policies retention limit is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        At December 31, 2003, Equitable Life had reinsured in the aggregate approximately 22% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 75% of its current liability exposure resulting from the GMIB feature.

        At December 31, 2003 and 2002, respectively, reinsurance recoverables related to insurance contracts amounted to $2,460.4 million and $2,351.7 million, of which $1,069.8 million and $1,049.2 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $936.5 million and $867.5, respectively million are included in Other liabilities in the consolidated balance sheets.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2003 and 2002 were $29.0 million and $120.0 million, respectively. The (decrease) increase in estimated fair value of $(91.0) million and $120.0 million for the years ended December 31, 2003 and 2002, respectively, were due primarily to significant equity market increases in 2003 and declines during 2002.

        The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $389.7 million and $410.9 million at December 31, 2003 and 2002, respectively.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2003 and 2002 were $587.5 million and $572.8 million, respectively.


13)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions in 2002 to the qualified plans of $348.2 million. The Company's cash contributions to the qualified plans for the year ended 2004 is estimated to be $1.4 million, reflecting the amount needed to satisfy its minimum funding requirements.

        Components of net periodic pension expense (credit) follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Service cost.......................................  $        31.8       $       32.1       $       32.1
        Interest cost on projected benefit obligations.....          122.6              125.3              128.8
        Expected return on assets..........................         (173.9)            (181.8)            (218.7)
        Net amortization and deferrals.....................           53.4                6.4                 .1
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $        33.9       $      (18.0)      $      (57.7)
                                                            =================   ================   ==================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Benefit obligations, beginning of year.................................  $    1,883.9       $    1,812.3
        Service cost...........................................................          26.8               27.1
        Interest cost..........................................................         122.6              125.3
        Actuarial losses.......................................................         113.5               42.5
        Benefits paid..........................................................        (133.5)            (123.3)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    2,013.3       $    1,883.9
                                                                                ================   =================

        The change in plan assets and the funded status of the pension plans were as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Plan assets at fair value, beginning of year...........................  $    1,785.4       $    1,845.3
        Actual return on plan assets...........................................         359.7             (278.2)
        Contributions..........................................................          10.0              348.2
        Benefits paid and fees.................................................        (140.0)            (129.9)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       2,015.1            1,785.4
        Projected benefit obligations..........................................       2,013.3            1,883.9
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............           1.8              (98.5)
        Unrecognized prior service cost........................................         (34.8)             (40.0)
        Unrecognized net loss from past experience different
          from that assumed....................................................         904.3            1,033.9
        Unrecognized net asset at transition...................................          (1.3)              (1.5)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      870.0       $      893.9
                                                                                ================   =================

        The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $51.1 million and $37.3 million, respectively, at December 31, 2003 and $42.0 million and $24.2 million, respectively, at December 31, 2002.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              December 31,
                                                          -----------------------------------------------------------
                                                                   2003                             2002
                                                          -----------------------------------------------------------
                                                                                  (In Millions)
                                                                Estimated                        Estimated
                                                                Fair Value            %          Fair Value      %
                                                          ------------------------ -------  -----------------  ------

        Corporate and government debt securities.......    $       438.2             21.7    $      551.3        30.9
        Equity securities..............................          1,387.4             68.9           793.9        44.5
        Equity real estate ............................            184.8              9.2           180.2        10.1
        Short-term investments.........................              2.1               .1           258.6        14.5
        Other..........................................              2.6               .1             1.4         -
                                                          ------------------------          -------------------
                    Total Plan Assets..................    $     2,015.1                     $    1,785.4
                                                          ========================          ===================

        The asset mix is designed to meet, and, if possible, exceed the long-term rate-of-return assumptions for benefit obligations. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their high expected rate of return. Fixed income investments are included to provide less volatile return. Real Estate investments offer diversity to the total portfolio and long-term inflation protection.

        The primary investment objective of the plan is to maximize return on assets, giving consideration to prudent risk, in order to minimize net periodic cost. A secondary investment objective is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus the Company's contributions.

        The following table discloses the weighted-average assumptions used to determine the pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2003 and 2002:

                                                                                       Equitable Life
                                                                               --------------------------------
                                                                                   2003               2002
                                                                                   ----               ----
       Discount rate:
       Benefit obligation.................................................        6.25%              6.75%
       Periodic cost......................................................        6.75%              7.25%

       Rate of compensation increase:
       Benefit obligation and periodic cost...............................        5.78%              6.73%

       Expected long-term rate of return on plan assets (periodic cost)...         8.5%               9.0%

        As noted above, the pension plan's target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. The Company reviewed the historical investment returns for these asset classes. Based on that analysis, management concluded that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $24.5 million, $26.0 million and $27.3 million for 2003, 2002 and 2001, respectively.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "2003 Medicare Act") was signed into law. It introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. While the Company expects its postretirement prescription drug benefit program will qualify for this subsidy, detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. Similarly, certain accounting issues raised by the Medicare Act are pending further discussion and resolution by the FASB, thereby further reducing the likelihood at this time of producing a sufficiently reliable measure of the effects of the 2003 Medicare Act. Consequently, and in accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," measures of the accumulated postretirement benefits obligation and net periodic postretirement benefits costs, as presented in the consolidated financial statements and accompanying notes thereto, at and for the year ended December 31, 2003, do not reflect the effects of the 2003 Medicare Act on the plan. This election to defer accounting for the effects of the 2003 Medicare Act generally will continue to apply until authoritative guidance on the accounting for the Federal subsidy is issued, at which time transition could result in a change to previously reported information.

        Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $127.3 million, $101.4 million and $58.3 million for 2003, 2002 and 2001, respectively (including $83.4 million and $63.7 million and $34.5 million for 2003, 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).


14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and to reduce the Insurance Group's exposure to interest rate fluctuations. Similarly, the Holding Company utilizes derivatives to reduce the fixed interest cost of its long-term debt obligations. Various derivative financial instruments are used to achieve these objectives, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments and long-term debt. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products. At December 31, 2003, the Company's outstanding equity-based futures contracts were exchange-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. See Note 12.

        As described in Note 2, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2003 and 2002 are recognized on the balance sheet at their fair values. These amounts principally consist of interest rate floors that have a total fair value at December 31, 2003 of $9.7 million, excluding the estimated fair value of the GMIB reinsurance contracts. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Notional Amount by Derivative Type::
           Options:
               Caps............................................................  $        -         $    5,050
               Floors..........................................................      12,000              4,000
           Equity-based futures................................................         275                 50
                                                                                ----------------   -----------------
           Total...............................................................  $   12,275         $    9,100
                                                                                ================   =================

        At December 31, 2003 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2003 and 2002 are reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2003 and 2002, respectively, investment results, principally in net investment income, included gross gains of

        $.6 million and $24.3 million and gross losses of $42.6 million and $7.7 million that were recognized on derivative positions.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2003 and 2002.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:

                                                                           December 31,
                                                --------------------------------------------------------------------
                                                              2003                               2002
                                                ---------------------------------  ---------------------------------
                                                   Carrying         Estimated         Carrying         Estimated
                                                    Value          Fair Value          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Consolidated:
        ------------
        Mortgage loans on real estate..........  $    3,503.1     $     3,761.7     $     3,746.2     $    4,070.1
        Other limited partnership interests....         775.5             775.5             683.0            683.0
        Policy loans...........................       3,894.3           4,481.9           4,035.6          4,728.2
        Policyholders liabilities:
          Investment contracts.................      16,817.0          17,245.9          14,555.0         15,114.9
        Long-term debt.........................       1,004.9           1,105.7           1,004.4          1,086.4

        Closed Block:
        ------------
        Mortgage loans on real estate..........  $    1,297.6     $     1,386.0     $     1,456.0     $    1,572.6
        Other equity investments...............          14.2              14.2              16.4             16.4
        Policy loans...........................       1,384.5           1,626.7           1,449.9          1,740.9
        SCNILC liability.......................          14.8              14.9              16.5             16.6

        Other Discontinued Operations:
        -----------------------------
        Mortgage loans on real estate..........  $       63.9     $        69.5     $        87.5     $       94.7
        Other equity investments...............           7.5               7.5               9.4              9.4
        Guaranteed interest contracts..........          17.8              16.3              18.3             17.0
        Long-term debt.........................         101.7             101.7             101.7            101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2003, these arrangements included commitments by the Company to provide equity financing of $342.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

        The Company had $169.9 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2003.

        In February 2002, Alliance signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2003, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.


16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life,

        Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        In October 2000, an action entitled SHAM MALHOTRA, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA ADVISORS, LLC AND EQUITABLE DISTRIBUTORS, INC. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint. In March 2003, the United States District Court for the Eastern District of New York: (i) granted plaintiffs' motion, filed October 2001, seeking leave to reopen their original case for the purpose of filing an amended complaint and accepted plaintiffs' proposed amended complaint, (ii) appointed the named plaintiffs as lead plaintiffs and their counsel as lead counsel for the putative class, (iii) consolidated plaintiffs' original action with their second action, which was filed in October 2001, and (iv) ruled that the court would apply Equitable Life's motion to dismiss the amended complaint in the second action to the plaintiffs' amended complaint from the original action. In April 2003, plaintiffs filed a second amended complaint alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended
        (the "Exchange Act"). The action purports to be on behalf of a class consisting of all persons who on or after October 3, 1997 purchased an individual variable deferred annuity contract, received a certificate to a group variable deferred annuity contract or made an additional investment through such a contract, which contract was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment. In May 2003, the defendants filed a motion to dismiss the second amended complaint and that motion is currently pending.

        The previously disclosed lawsuit, BRENDA MCEACHERN V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND GARY RAYMOND, JR., has been settled and dismissed with prejudice. In addition, all of the Mississippi Actions, including the agents' cross-claims, have been settled and dismissed with prejudice.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, Equitable Life commenced an action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims. In November 2003, Emerald filed a motion for summary judgment; Equitable Life filed its opposition to this motion in December 2003.

        In January 2004, DH2, Inc., an entity related to Emerald Investments L.P., filed a lawsuit in the United States District Court for the Northern District of Illinois, against Equitable Life and Equitable Advisors Trust, asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that Equitable Life and Equitable Advisors Trust wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that Equitable Life and Equitable Advisors Trust implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that Equitable Life and Equitable Advisors Trust are not permitted to implement fair value pricing of securities. The complaint has not been served upon either Equitable Life or Equitable Advisors Trust.

        In November 1997, an amended complaint was filed in PETER FISCHEL, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. A decision was rendered in October 2002 on that appeal. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award. In May 2003, plaintiffs' motion for an award of additional legal fees from the settled claim settlement fund was denied by the District Court. Plaintiffs have appealed that order.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. The parties agreed that the new individual claims of the five named plaintiffs regarding the delivery of announcements to them would be excluded from the class certification. In April 2003, defendants filed an answer to the amended complaint. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2003, defendants filed a motion for summary judgment on the grounds that plaintiffs' claims are barred by applicable statutes of limitations. In October 2003, the District Court denied that motion.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life." The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In March 2003, Equitable Life filed a motion to dismiss the complaint. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part Equitable Life's motion to dismiss the complaint, dismissing plaintiffs' claims for violation of 26 U.S.C. 3121 and breach of contract. Equitable Life has answered plaintiffs' remaining claim for violation of ERISA. In July 2003, plaintiffs filed a motion for class certification. In November 2003, Equitable Life filed its opposition to the motion for class certification; that motion is currently pending and the case is currently in discovery.

        In May 2003, a putative class action complaint entitled ECKERT V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was filed in the United States District Court for the Eastern District of New York, as a case related to the MALHOTRA action described above. The complaint asserts a single claim for relief under Section 47(b) of the Investment Company Act of 1940, as amended based on Equitable Life's alleged failure to register as an investment company. According to the complaint, Equitable Life was required to register as an investment company because it was allegedly issuing securities in the form of variable insurance products and allegedly investing its assets primarily in other securities. The plaintiff purports to act on behalf of all persons who purchased or made an investment in variable insurance products from Equitable Life on or after May 7, 1998. The complaint seeks declaratory judgment permitting putative class members to elect to void their variable insurance contracts; restitution of all fees and penalties paid by the putative class members on the variable insurance products, disgorgement of all revenues received by Equitable Life on those products, and an injunction against the payment of any dividends by Equitable Life to the Holding Company. In June 2003, Equitable Life filed a motion to dismiss the complaint and that motion is currently pending.

        Between September and October 2003, ten substantially similar putative class action lawsuits were filed against AXA Financial (and in some cases AIMA Acquisition Co., a wholly owned subsidiary of AXA Financial ("AIMA")), The MONY Group Inc. ("MONY") and MONY's directors in the Court of Chancery of the State of Delaware in and for New Castle County, entitled BEAKOVITZ V. AXA FINANCIAL, INC., ET AL.; BELODOFF V. THE MONY GROUP INC., ET AL.; BRIAN V. THE MONY GROUP INC., ET AL.; BRICKLAYERS LOCAL 8 AND PLASTERERS LOCAL 233 PENSION FUND V. THE MONY GROUP, INC., ET AL.; CANTOR V. THE MONY GROUP INC., ET AL.; E.M. CAPITAL, INC. V. THE MONY GROUP INC., ET AL.; GARRETT V. THE MONY GROUP INC., ET AL.; LEBEDDA
        V. THE MONY GROUP INC., ET AL.; MARTIN V. ROTH, ET AL.; AND MUSKAL V. THE MONY GROUP INC., ET AL. (collectively, the MONY Stockholder Litigation). The complaints in these actions, all of which purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, challenge the proposed merger of MONY into AIMA and allege, among other things, that the $31.00 cash price per share to be paid to MONY stockholders in connection with the proposed merger is inadequate and that MONY's directors breached their fiduciary duties in negotiating and approving the merger agreement. The complaints also allege that AXA Financial, and in some cases AIMA, aided and abetted the alleged breaches of fiduciary duty by MONY's directors. The complaints seek various forms of relief, including damages and injunctive relief that would, if granted, prevent completion of the merger. In September 2003, a joint motion was filed on behalf of plaintiffs in six of the Delaware actions seeking to consolidate all actions. In November 2003, the Court of Chancery signed an order consolidating the actions and plaintiffs served a consolidated complaint. Pursuant to stipulation, in December 2003 defendants have contested the complaint. In January 2004, the Court of Chancery granted plaintiffs leave to amend their complaint. Plaintiffs have stated that they intend to file a motion for a preliminary injunction seeking to prevent completion of the merger. Defendants will oppose a motion for a preliminary injunction. The Court of Chancery has scheduled the hearing on plaintiffs' planned motion for February 17, 2004 and the parties are engaged in discovery.

        In addition, AXA Financial, MONY and MONY's directors have been named in two putative class action lawsuits filed in New York State Supreme Court in Manhattan, entitled LAUFER V. THE MONY GROUP, ET AL. and NORTH BORDER INVESTMENTS V. BARRETT, ET AL.. The complaints in these actions contain allegations substantially similar to those in the Delaware cases, and likewise purport to assert claims for breach of fiduciary duty against MONY's directors and for aiding and abetting a breach of fiduciary duty against AXA Financial. The complaints in these actions also purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, and seek various forms of relief, including damages and injunctive relief that would, if granted, prevent the completion of the merger. In December 2003, defendants contested the claims in the LAUFER and NORTH BORDER complaints. The parties in each of these actions are engaged in discovery.

        Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the MCEACHERN litigation and the Mississippi Actions, including the agents' cross-claims, will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        Alliance Litigations
        --------------------

        In April 2001, an amended class action complaint entitled MILLER, ET AL.
        V. MITCHELL HUTCHINS ASSET MANAGEMENT, INC., ET AL. was filed in the United States District Court for the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc., "ABIRM"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The principal allegations of the amended complaint were that the advisory and distribution fees for certain mutual funds managed by Alliance were excessive and in violation of the ICA and the common law. Plaintiffs subsequently amended their compliant to include, as plaintiffs, shareholders of the AllianceBernstein Premier Growth Fund ("Premier Growth Fund"), the AllianceBernstein Quasar Fund (now known as AllianceBernstein Small Cap Growth Fund), the AllianceBernstein Growth and Income Fund, the AllianceBernstein Corporate Bond Fund, the AllianceBernstein Growth Fund, the AllianceBernstein Balanced Shares Fund, and the AllianceBernstein Americas Government Income Trust. In December 2003, the parties entered into a settlement agreement resolving the matter and the matter has been dismissed by the court.

        In December 2001, a complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND ("BENAK COMPLAINT") was filed in the United States District Court for the District of New Jersey against Alliance and Premier Growth Fund alleging that defendants violated Section 36(b) of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the general partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron, and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance and Premier Growth Fund. All of those actions were consolidated in the United States District Court for the District of New Jersey. In January 2003, a consolidated amended complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. ("BENAK CONSOLIDATED AMENDED COMPLAINT") was filed containing allegations similar to those in the individual complaints although it does not name the Premier Growth Fund as a defendant. In February 2003, the court granted with prejudice Alliance's motion to dismiss the Benak Consolidated Amended Complaint, holding that plaintiffs' allegations failed to state a claim under
        Section 36(b). Plaintiffs have thirty days from the entry of the dismissal order to appeal the court's decision dismissing the action. Alliance believes that plaintiffs' allegations in the Benak Consolidated Amended Complaint were without merit and intends to vigorously defend against any appeal that may be taken from the dismissal with prejudice of the action.

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("ENRON COMPLAINT") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the general partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. In June 2002, Alliance moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint ("Enron Amended Consolidated Complaint"), with substantially identical allegations as to Alliance, was filed. Alliance filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, Alliance filed its opposition to class certification. Alliance's motion is pending. The case is currently in discovery. Alliance believes that plaintiffs' allegations in the Enron Amended Consolidated Complaint as to it are without merit and intends to vigorously defend against these allegations.

        In May 2002, a complaint entitled THE FLORIDA STATE BOARD OF ADMINISTRATION V. ALLIANCE CAPITAL MANAGEMENT L.P. ("SBA COMPLAINT") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety. In November 2003, the SBA filed an amended complaint ("Amended SBA Complaint"). While the Amended SBA Complaint contains the Enron claims, the Amended SBA Complaint also alleges that Alliance breached its contract with the SBA by investing in or continuing to hold stocks for the SBA's investment portfolio that were not "1 rated," the highest rating that Alliance's research analysts could assign. The SBA also added claims for negligent supervision and common law fraud. In December 2003, Alliance moved to dismiss the fraud and breach of fiduciary duty claims in the Amended SBA Complaint. In January 2004, the court denied that motion. The case is currently in discovery. Alliance believes the SBA's allegations in the Amended SBA Complaint are without merit and intends to vigorously defend against these allegations.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In March 2003, the court granted Alliance's motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak Consolidated Amended Complaint already pending there. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The Amended Jaffe Complaint alleges violations of Section 36(a) of the ICA, common law negligence, and negligent misrepresentation. Specifically, the Amended Jaffe Complaint alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Premier Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the Amended JAFFE COMPLAINT. Alliance and Alfred Harrison believe that plaintiff's allegations in the Amended JAFFE COMPLAINT are without merit and intend to vigorously defend against these allegations.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of Premier Growth Fund. In August 2003, the court granted Alliance's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("Amended Goggins Compliant") in the United States District Court for the District of New Jersey. The Amended Goggins Complaint alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Premier Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the Amended Goggins Complaint alleges that the Premier Growth Fund's investment in Enron was inconsistent with the fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, Alliance moved to dismiss the Amended Goggins Complaint. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Amended Goggins Complaint are without merit and intend to vigorously defend against these allegations.

        In August 2003, the Securities and Exchange Board of India ("SEBI") ordered that Samir C. Arora, a former research analyst/portfolio manager of Alliance, refrain from buying, selling or dealing in Indian securities. Until August 4, 2003, when Mr. Arora announced his resignation from Alliance, he served as head of Asian emerging markets equities and a fund manager of Alliance Capital Asset Management (India) Pvt. Ltd. ("ACAML"), a fund management company 75% owned by Alliance. The order states that Mr. Arora relied on unpublished price sensitive information in making certain investment decisions on behalf of certain clients of ACAML and Alliance, that there were failures to make required disclosures regarding the size of certain equity holdings, and that Mr. Arora tried to influence the sale of Alliance's stake in ACAML. Mr. Arora contested the findings in the order by filing objections and at a personal hearing held in August 2003. In September 2003, SEBI issued an order confirming its previous order against Mr. Arora. In October 2003, Mr. Arora filed an appeal with the Securities Appellate Tribunal ("SAT") seeking certain interim reliefs. Mr.

        Arora's appeal was heard by the SAT on December 15, 2003. The SAT passed an order on January 12, 2004 wherein it did not grant any interim reliefs to Mr. Arora since SEBI had stated that the investigations in the matter were in progress. However, the SAT has directed SEBI to complete the investigations by February 28, 2004 and to pass final orders in the matter by March 31, 2004. Alliance is reviewing this matter and, at the present time, management of Alliance does not believe its outcome will have a material impact on Alliance's results of operations or financial condition, and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In September 2003, SEBI issued to Alliance a show cause notice and finding of investigation (the "Notice"). The Notice requires Alliance to explain its failure to make disclosure filings as to the acquisition of shares of five (5) Indian equity securities held at various times by Alliance (through sub-accounts under foreign institutional investor licenses), ACAML and Alliance's local Indian mutual fund as required under the SEBI (Insider Trading) Regulations, 1992, and the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 when the holdings of the said entities in the Relevant Scrips crossed five percent (5%) which could make Alliance liable to pay penalties prescribed under Section 15A of the SEBI Act, 1992, which requires that disclosure be made when the holdings of an investor (or group of investors acting in concert) in an Indian security exceeds either five percent (5%) of the outstanding shares or changes by more than two percent (2%). In October 2003 and November 2003, Alliance filed its reply and written submissions, respectively. Alliance also had a personal hearing before the SEBI on October 21, 2003 and the decision of SEBI in relation to the Notice is pending. At the present time, management of Alliance does not believe the outcome of this matter will have a material impact on Alliance's results of operations or financial condition and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, State of Illinois against Alliance. Plaintiff, purportedly a shareholder in the Premier Growth Fund, alleges that Alliance breached unidentified provisions of Premier Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Premier Growth Fund's portfolio must be a "1-rated" stock, the highest rating that Alliance's analysts could assign. Plaintiff alleges that Alliance impermissibly purchased shares of stocks that were not 1-rated. Plaintiff seeks rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund over the past ten years, as well as an unspecified amount of damages. In November 2003, Alliance removed the Erb Complaint to the United States District Court for the Southern District of Illinois on the basis that plaintiff's alleged breach of contract claims are preempted under the Securities Litigation Uniform Standards Act. In December 2003, plaintiff filed a motion for remand. In February 2004, the court granted that motion and remanded the action to state court. Alliance believes that plaintiff's allegations in the Erb Complaint are without merit and intends to vigorously defend against these allegations.

        In October 2003, a purported class action complaint entitled HINDO ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("HINDO COMPLAINT") was filed against Alliance, Alliance Holding, ACMC, AXA Financial, the AllianceBernstein family of mutual funds ("AllianceBernstein Funds"), the registrants and issuers of those funds, certain officers of Alliance (the "Alliance defendants"), and certain other defendants not affiliated with Alliance, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts. Between October 3 and January 29, 2004, forty additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against Alliance and certain other defendants, and others may be filed. These forty additional lawsuits are as follows:

        a) Federal Court Class Actions: Twenty-five of the lawsuits were brought as class actions filed in Federal court (twenty-one in the United States District Court for the Southern District of New York, two in the United States District Court for the District of New Jersey, one in the United States District Court for the Northern District of California, and one in the United States District
            Court for the District of Connecticut). Certain of these additional lawsuits allege claims under the Securities Act, the Exchange Act, the Advisers Act, the ICA and common law. All of these lawsuits are brought on behalf of shareholders of AllianceBernstein Funds, except three. Of these three, one was brought on behalf of a unitholder of Alliance Holding and two were brought on behalf of participants in the Profit Sharing Plan for Employees of Alliance Capital ("Plan"). The latter two lawsuits allege claims under Sections 404, 405 and 406 of ERISA, on the grounds that defendants violated fiduciary obligations to the Plan by failing to disclose the alleged market timing and late trading activities in AllianceBernstein Funds, and by permitting the Plan to invest in funds subject to those activities. One of these ERISA actions has been voluntarily dismissed. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (two of the twenty-five cases pending before the United States District Court for the Southern District of New York).

        b) Federal Court Derivative Actions: Eight of the lawsuits were brought as derivative actions in Federal court (one in the United States District Court for the Southern District of New York, five in the United States District Court for the Eastern District of New York, and two in the United States District Court for the District of New Jersey). These lawsuits allege claims under the Exchange Act,
            Section 36(b) of the ICA and/or common law. Six of the lawsuits were brought derivatively on behalf of certain AllianceBernstein Funds, with the broadest lawsuits being brought derivatively on behalf of all AllianceBernstein Funds, generally alleging that defendants violated fiduciary obligations to the AllianceBernstein Funds and/or fund shareholders by permitting select investors to engage in market timing activities and failing to disclose those activities. Two of the lawsuits were brought derivatively on behalf of Alliance Holding, generally alleging that defendants breached fiduciary obligations to Alliance Holding or its unitholders by failing to prevent the alleged undisclosed market timing and late trading activities from occurring. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (the one case pending before the United States District Court for the Southern District of New York and one of the two cases pending before the United States District Court for the District of New Jersey).

        c) State Court Representative Actions: Two lawsuits were brought as class actions in the Supreme Court of the State of New York, County of New York, by alleged shareholders of an AllianceBernstein Fund on behalf of shareholders of the AllianceBernstein Funds. The lawsuits allege that defendants allowed certain parties to engage in late trading and market timing transactions in the AllianceBernstein Funds and that such arrangements breached defendants' fiduciary duty to investors, and purport to state a claim for breach of fiduciary duty. One of the complaints also purports to state claims for breach of contract and tortious interference with contract. AXA Financial is named as a defendant, primarily as a control person of Alliance, in one of these two lawsuits.

        d) A lawsuit was filed in Superior Court for the State of California, County of Los Angeles, alleging that defendants violated fiduciary responsibilities and disclosure obligations by permitting certain favored customers to engage in market timing and late trading activities in the AllianceBernstein Funds, and purports to state claims of unfair business practices under Sections 17200 and 17303 of the California Business & Professional Code. Pursuant to these statutes, the action was brought on behalf of members of the general public of the State of California. AXA Financial is named as a defendant, primarily as a control person of Alliance.

        e) State Court Derivative Actions: Three lawsuits were brought as derivative actions in state court (one in the Supreme Court of the State of New York, County of New York, and two in the Superior Court of the State of Massachusetts, County of Suffolk). The New York action was brought derivatively on behalf of Alliance Holding and alleges that, in connection with alleged market timing and late trading transactions, defendants breached their fiduciary duties to Alliance Holding and its unitholders by failing to maintain adequate controls and employing improper practices in managing unspecified AllianceBernstein Funds. AXA Financial is named as a defendant, primarily as a control person of Alliance in the New York lawsuit. The Massachusetts actions were brought derivatively on behalf of certain AllianceBernstein Funds and allege state common law claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste and unjust enrichment. Both Massachusetts actions attempt to name AXA Financial as a defendant.

        f) State Court Individual Action: A lawsuit was filed in the District Court of Johnson County, Kansas, Civil Court Department, alleging that defendants were negligent and breached their fiduciary duties by knowingly entering into a number of illegal and improper arrangements with institutional investors for the purpose of engaging in late trading and market timing in AllianceBernstein Funds to the detriment of plaintiff and failing to disclose such arrangements in the AllianceBernstein Fund prospectuses, and purports to state claims under Sections 624 and 626 of the Kansas Consumer Protection Act, and Section 1268 of the Kansas Securities Act. The lawsuit also purports to state claims of negligent misrepresentation, professional negligence and breach of fiduciary duty under common law. AXA Financial is not named as a defendant in this lawsuit.

        All of these lawsuits seek an unspecified amount of damages. All of the Federal actions discussed above (i.e., the Hindo Complaint, Federal Court Class Actions and Federal Court Derivative Actions) are the subject of a petition or tag-along notices filed by Alliance before the Judicial Panel on Multidistrict Litigation ("MDL Panel") seeking to have all of the actions centralized in a single forum for pre-trial proceedings. On January 29, 2004, the MDL Panel held a hearing on these petitions. On February 20, 2004, the MDL Panel transferred all of the actions to the United States District Court for the District of Maryland. Pursuant to agreements among the parties, the Alliance defendants' and AXA Financial's responses to the Federal actions that have been served on Alliance and AXA Financial are stayed pending a decision on consolidation by the MDL panel and the filing of an amended or operative complaint. The various plaintiffs seeking appointment to serve as lead plaintiffs have stipulated to stay the lead plaintiff decision until after the MDL Panel makes a decision on the MDL petitions pending before it. In addition, discovery has not commenced in any of these cases. In most of them, discovery is stayed under the Private Securities Litigation Reform Act of 1995 or pursuant to an agreement among the parties.

        Defendants have removed each of the State Court Representative Actions discussed above, and thereafter submitted the actions to the MDL Panel in a notice of tag-along actions. Plaintiff in each of these actions has moved to remand the action back to state court or has indicated an intention to do so. Where defendants have responded to the complaints, defendants have moved to stay proceedings pending transfer by the MDL Panel.

        Defendants have not yet responded to the complaints filed in the State Court Derivative Actions.

        Alliance recorded charges to income totaling $330.0 million in 2003 in connection with establishing the $250.0 million restitution fund (which is discussed in detail under "Business - Regulation" in this Form 10-K) and certain other matters discussed above under "Alliance Litigations". Management of Alliance, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required.

        With respect to the matters discussed above under "Alliance Litigations" (other than those referred to in the preceding paragraph and those related to SEBI), management of Alliance is unable to estimate the impact, if any, that the outcome of these matters may have on Alliance' results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these matters may have on the Company's results of operations or financial position.


        In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.


17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2004 and the four successive years are $125.8 million, $123.6 million, $111.5 million, $97.8 million, $90.1 million and $764.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2004 and the four successive years is $13.0 million, $9.2 million, $2.9 million, $2.7 million, $2.3 million and $16.1 million thereafter.

        At December 31, 2003, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2004 and the four successive years is $80.7 million, $79.4 million, $78.4 million, $69.8 million, $62.2 million and $497.7 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2004 and 2005 are $2.0 million and $1.9 million, respectively.


18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $413.2 million during 2004. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2003, 2002 and 2001, the Insurance Group statutory net income totaled $549.4 million, $451.6 million and $547.7 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,476.6 million and $4,281.0 million at December 31, 2003 and 2002, respectively. In 2003, 2002 and 2001, respectively, $400.0 million, $500.0 million and $1.7 billion in shareholder dividends were paid by Equitable Life.

        At December 31, 2003, the Insurance Group, in accordance with various government and state regulations, had $27.2 million of securities deposited with such government or state agencies.

        In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

        On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002, the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1, 2002 was a $363.6 million decrease to surplus.

        The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

        The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or Equitable of Colorado.

        At December 31, 2003 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2003.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured, (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net change in statutory surplus and
          capital stock....................................  $        43.4       $   (1,354.7)      $      104.1
        Change in AVR......................................          152.2             (464.7)            (230.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................          195.6           (1,819.4)            (126.1)
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (245.7)             255.2              270.8
          DAC..............................................          556.1              458.1              458.5
          Deferred Federal income taxes....................           30.9             (634.6)            (354.8)
          Valuation of investments.........................           39.6              (74.8)              67.9
          Valuation of investment subsidiary...............         (321.6)           1,399.4           (1,507.9)
          Change in fair value of guaranteed minimum income
            benefit reinsurance contracts..................          (91.0)             120.0                -
          Shareholder dividends paid......................           400.0              500.0            1,700.0
          Changes in non-admitted assets...................          (35.1)             384.2              138.3
          Other, net.......................................           (2.1)             (23.7)               5.4
          GAAP adjustments for Other Discontinued
            Operations.....................................           (2.3)              23.0               (5.1)
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       524.4       $      587.4       $      647.0
                                                            =================   ================   =================

                                      F-49


                                                                                  December 31,
                                                            ---------------------------------------------------------
                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Statutory surplus and capital stock................  $     4,134.7       $    4,091.3       $    5,446.0
        AVR................................................          341.9              189.7              654.4
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,476.6            4,281.0            6,100.4
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,483.3)          (1,237.6)          (1,492.8)
          DAC..............................................        6,290.4            5,801.0            5,513.7
          Deferred Federal income taxes....................       (1,729.8)          (1,835.8)          (1,252.2)
          Valuation of investments.........................        2,196.3            1,629.6              635.9
          Valuation of investment subsidiary...............       (1,513.0)          (1,191.4)          (2,590.8)
          Fair value of guaranteed minimum income benefit
            reinsurance contracts..........................           29.0              120.0                -
          Non-admitted assets..............................        1,130.2            1,162.3              778.1
          Issuance of surplus notes........................         (599.6)            (599.6)            (539.4)
          Other, net.......................................           77.7              157.2              536.6



          GAAP adjustments for Other Discontinued
            Operations.....................................         (103.9)            (108.7)            (123.8)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,770.6       $    8,178.0       $    7,565.7
                                                            =================   ================   ==================


19)     ALLIANCE CHARGE FOR MUTUAL FUND MATTERS AND LEGAL PROCEEDINGS

        On December 18, 2003, Alliance reached terms with the SEC for the resolution of regulatory claims against Alliance with respect to market timing. The SEC accepted an Offer of Settlement submitted by Alliance. Alliance concurrently reached an agreement in principle with the New York Attorney General ("NYAG"), which is subject to final definitive documentation.

        The key provisions of the settlement with the SEC and NYAG are that Alliance must establish a $250 million fund to compensate fund shareholders for the adverse effect of market timing. Of the $250 million fund, $150 million is characterized as disgorgement and $100 million is characterized as a penalty. In addition, the agreement with the NYAG requires a weighted average reduction in fees of 20% on Alliance's U.S. long-term open-end retail funds for a minimum of five years, which commenced January 1, 2004. This reduction in fees is expected to reduce Alliance Capital revenues by approximately $70 million in 2004.

        Alliance recorded pre-tax charges to income of $190 million and a $140 million for the quarters ended September 30, 2003 and December 31, 2003, respectively, or $330 million for the year 2003, to cover restitution, litigation and other costs associated with these investigations and other litigation. The effect of this settlement on the Company's 2003 net earnings after reflecting its impact on incentive compensation, income taxes and minority interest was $90.1 million.


20)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $103.0 million, $102.2 million and $116.6 million for 2003, 2002 and 2001, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Segment revenues:
       Insurance..........................................   $     4,734.4       $     4,673.4     $     4,763.3
       Investment Services................................         2,738.5             2,744.9           2,994.4
       Consolidation/elimination..........................           (70.4)              (71.3)            (90.0)
                                                            -----------------   ----------------  ------------------
       Total Revenues.....................................   $     7,402.5       $     7,347.0     $     7,667.7
                                                            =================   ================  ==================

       Segment earnings (loss) from continuing operations
          before Federal income taxes
          and minority interest:
       Insurance..........................................   $       631.6       $       437.9     $       707.5
       Investment Services................................           318.6               590.7             585.4
                                                            -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
          before Federal Income Taxes
          and Minority Interest...........................   $       950.2       $     1,028.6     $     1,292.9
                                                            =================   ================  ==================

                                                                                   December 31,
                                                                  2003                2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Assets:
       Insurance..........................................   $    98,822.1       $    80,638.7     $    84,572.2
       Investment Services................................        15,410.1            14,160.3          15,808.8
       Consolidation/elimination..........................            33.1                27.3             (94.4)
                                                            -----------------   ----------------  ------------------
       Total Assets.......................................   $   114,265.3       $    94,826.3     $   100,286.6
                                                            =================   ================  ==================

21)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2003 and 2002 are summarized below:

                                                                    Three Months Ended
                                       ------------------------------------------------------------------------------
                                           March 31           June 30           September 30          December 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (In Millions)
        2003
        Total Revenues................  $     1,674.7      $     1,826.8       $    1,857.8         $    2,043.2
                                       =================  =================   ==================   ==================

        Earnings from
          Continuing Operations.......  $        35.7      $       209.7       $      134.8         $      140.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        35.7      $       209.8       $      135.5         $      143.4
                                       =================  =================   ==================   ==================

        2002
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       162.6      $       206.5       $      267.1         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       130.4      $       205.1       $      286.5         $      (34.6)
                                       =================  =================   ==================   ==================


22)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:

                                                                  2003               2002                 2001
                                                            -----------------   ----------------   -------------------
                                                                                  (In Millions)

        Net income, as reported............................  $       524.4       $      587.4       $      647.0
        Less: total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit...          (35.8)             (36.0)             (22.2)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       488.6       $      551.4       $      624.8
                                                            =================   ================   ===================

        In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

        Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can grant AXA ADRs and options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

        Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded an increase (reduction) in the Stock Appreciation Rights liability of $12.0 million and $(10.2) million for 2003 and 2002, respectively, reflecting the variable accounting for the Stock Appreciation Rights, based on the change in the market value of AXA ADRs in 2003 and 2002.

        The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2003, 2002 and 2001 follow:

                                       Holding Company                            Alliance
                           -----------------------------------------   -------------------------------
                               2003           2002         2001          2003      2002       2001
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.48%          2.54%         1.52%         6.1%      5.80%      5.80%

        Expected
          volatility......     46%            46%           29%           32%       32%        33%

        Risk-free interest
          rate............    2.72%          4.04%         4.98%         3.0%      4.2%       4.5%

        Expected life
          in years........      5              5             5            7.0       7.0        7.2

        Weighted average
          fair value per
          option at
          grant-date......    $4.39          $6.30         $9.42         $5.96     $5.89      $9.23

        A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2003. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       Holding Company                          Alliance
                                             ------------------------------------   ---------------------------------
                                                                    Weighted                            Weighted
                                                                    Average                             Average
                                                  AXA ADRs          Exercise            Units           Exercise
                                               (In Millions)         Price          (In Millions)        Price
                                             ------------------- ----------------   --------------- -----------------


        :
        Balance at January 2, 2001                18.3              $21.65               15.4           $28.73
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.51
                                             -------------------                    ---------------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $33.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             -------------------                    ---------------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.92
          Granted.........................         9.1              $12.60                 .1           $35.01
          Exercised.......................        (1.7)              $7.85               (1.2)          $17.26
          Forfeited.......................        (1.8)             $25.16               (1.5)          $43.26
                                             -------------------                    ---------------
        Balance at December 31, 2003              40.9              $23.04               13.8           $35.55
                                             ===================                    ===============

        Information about options outstanding and exercisable at December 31, 2003 follows:

                                            Options Outstanding                            Options Exercisable
                             ---------------------------------------------------   -------------------------------------
                                                   Weighted
                                                    Average         Weighted                               Weighted
              Range of             Number          Remaining        Average             Number              Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
               Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------

          $ 6.325 - $ 9.01            .4               1.86           $ 7.64               .4                $ 7.63
          $10.195 - $15.20          11.8               8.35           $12.73              2.1                $13.23
          $15.995 - $22.84           9.9               6.82           $18.50              6.3                $18.66
          $26.095 - $33.025         13.8               4.63           $30.85              9.6                $30.48
          $36.031                    5.0               5.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
          $ 6.325 - $36.031         40.9               6.31           $23.04             23.4                $26.52
                              =================                                    ==================


              Alliance
        ----------------------
           $ 8.81 - $18.47           2.6               2.48           $13.19              2.6                $13.19
           $24.84 - $30.25           3.2               5.35           $27.90              2.9                $27.69
           $30.94 - $48.50           4.3               7.76           $40.63              1.8                $44.85
           $50.15 - $50.56           2.0               7.92           $50.25               .8                $50.25
           $51.10 - $58.50           1.7               6.95           $53.77              1.0                $53.76
                              -----------------                                    ------------------
           $ 8.81 - $58.50          13.8               6.13           $35.55              9.1                $31.89
                              =================                                    ==================

        The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over periods of up to ten years.

        In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2003, approximately
        13.0 million Alliance Holding units of a maximum 41.0 million units were subject to options granted and 103,262 Alliance Holding units were subject to awards made under this plan.

23)     RELATED PARTY TRANSACTIONS

        Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $57.6 million and $39.7 million, respectively, for 2003 and 2002.

        The Company paid $639.1 million and $596.6 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2003 and 2002. The Company charged AXA Distribution's subsidiaries $304.4 million and $411.9 million, respectively, for their applicable share of operating expenses for 2003 and 2002, pursuant to the Agreements for Services.

        In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $16.7 million and $17.9 million in 2003 and 2002, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $32.5 million and $17.6 million in 2003 and 2002, respectively.

        In 2003, Equitable Life entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect wholly owned subsidiary of the Holding Company, to cede certain term insurance policies written after December 2002. Equitable Life ceded $9.0 million of premiums and $2.8 million of reinsurance reserves to AXA Bermuda in 2003.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)

       Investment advisory and services fees..............   $       824.6       $       854.5     $       997.1
       Distribution revenues..............................           436.0               467.5             544.6
       Shareholder servicing fees.........................            82.3                89.7              87.2
       Other revenues.....................................            11.4                10.2              11.0
       Brokerage..........................................             3.6                 7.0               5.7

                      REPORT OF INDEPENDENT AUDITORS ON
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES





To the Board of Directors of
The Equitable Life Assurance Society of the United States


Our audits of the consolidated financial statements referred to in our report dated March 9, 2004 appearing on page F-1 of this Annual Report on Form 10-K also included an audit of the financial statement schedules listed in Item 15(a)2 of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




/s/PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2003

                                                                                   Estimated          Carrying
Type of Investment                                              Cost (A)          Fair Value           Value
-------------------                                         -----------------   ----------------   ---------------
                                                                                (In Millions)

Fixed maturities:
   U.S. government, agencies and authorities..............   $       812.3       $      870.5       $      870.5
   State, municipalities and political subdivisions.......           188.2              200.3              200.3
   Foreign governments....................................           248.4              294.0              294.0
   Public utilities.......................................         2,994.1            3,214.1            3,214.1
   All other corporate bonds..............................        21,496.6           22,957.7           22,957.7
   Redeemable preferred stocks............................         1,412.0            1,558.9            1,558.9
                                                            -----------------   ----------------   ---------------
Total fixed maturities....................................        27,151.6           29,095.5           29,095.5
                                                            -----------------   ----------------   ---------------
Equity securities:
  Common stocks:
    Industrial, miscellaneous and all other...............            13.5               13.6               13.6
Mortgage loans on real estate.............................         3,503.1            3,761.7            3,503.1
Real estate...............................................           310.8              XXX                310.8
Real estate acquired in satisfaction of debt..............           275.8              XXX                275.8
Real estate joint ventures................................            69.9              XXX                 69.9
Policy loans..............................................         3,894.3            4,481.9            3,894.3
Other limited partnership interests.......................           775.5              775.5              775.5
Other invested assets.....................................         1,101.6            1,101.6            1,101.6
                                                            -----------------   ----------------   ---------------

Total Investments.........................................   $    37,096.1       $   39,229.8       $   39,040.1
                                                            =================   ================   ===============

(A) Cost for fixed maturities represents original cost, reduced by repayments and writedowns and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns; for other limited partnership interests, cost represents original cost adjusted for equity in earnings and distributions.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                         BALANCE SHEETS (PARENT COMPANY)
                           DECEMBER 31, 2003 AND 2002

                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)

ASSETS
Investment:
  Fixed maturities:
    Available for sale, at estimated fair value (amortized
      cost of $26,874.1 and $24,480.4, respectively)........................  $     28,787.4       $     25,981.9
  Mortgage loans on real estate.............................................         3,503.1              3,746.2
  Equity real estate........................................................           656.4                717.3
  Policy loans..............................................................         3,670.4              3,805.8
  Investments in and loans to affiliates....................................         1,246.9              1,359.3
  Other equity investments..................................................           789.0                720.2
  Other invested assets.....................................................           590.7                892.4
                                                                              -----------------    -----------------
      Total investments.....................................................        39,243.9             37,223.1
Cash and cash equivalents...................................................           402.4                 15.3
Deferred policy acquisition costs...........................................         6,248.6              5,749.8
Amounts due from reinsurers.................................................         1,510.8              1,482.4
Other assets................................................................         2,228.8              2,289.2
Loans to affiliates.........................................................           400.0                413.0
Prepaid pension asset.......................................................           838.3                865.1
Separate Accounts assets....................................................        54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $    105,310.9       $     87,050.0
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $     24,907.5       $     22,630.6
Future policy benefits and other policyholders liabilities..................        13,831.4             13,892.5
Short-term and long-term debt...............................................           847.9                847.8
Federal income taxes payable................................................         1,775.9              1,474.2
Other liabilities...........................................................           877.0                922.0
Separate Accounts liabilities...............................................        54,300.6             38,883.8
                                                                              -----------------    -----------------
      Total liabilities.....................................................        96,540.3             78,650.9
                                                                              -----------------    -----------------

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         4,848.2              4,812.8
Retained earnings...........................................................         3,027.1              2,902.7
Accumulated other comprehensive income......................................           892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $    105,310.9       $     87,050.0
                                                                              =================    =================


The financial information of The Equitable Life Assurance Society of the United States (Parent Company) should be read in conjunction with the Consolidated Financial Statements and Notes thereto. For information regarding capital in excess of par value refer to Note 1 of Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                     STATEMENTS OF EARNINGS (PARENT COMPANY)
                    YEARS ENDED DECEMBER 31, 2003, 2002, 2001



                                                                      2003                2002               2001
                                                                 -----------------   -----------------   ---------------
                                                                                     (In Millions)
REVENUES
Universal life and investment-type product policy fee
  income........................................................  $     1,373.1      $     1,312.3       $     1,337.4
Premiums........................................................          882.8              936.7             1,010.0
Net investment income...........................................        2,338.3            2,321.7             2,301.9
Investment losses, net..........................................          (70.6)            (264.1)             (201.4)
Equity in earnings of subsidiaries .............................           44.3              113.1               134.2
Commissions, fees and other income..............................          163.2              337.6               244.1
                                                                 -----------------   -----------------  ----------------
      Total revenues............................................        4,731.1            4,757.3             4,826.2
                                                                 -----------------   -----------------  ----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.........................................        1,691.0            2,025.7             1,878.9
Interest credited to policyholders' account balances............          946.6              945.5               957.1
Compensation and benefits.......................................          379.1              310.2               371.3
Commissions.....................................................        1,072.4              835.5               825.0
Interest expense................................................           58.8               72.5                71.5
Amortization of deferred policy acquisition costs...............          424.9              292.6               284.0
Capitalization of deferred policy acquisition costs.............         (990.0)            (753.2)             (743.4)
Rent expense....................................................           67.9               66.7                62.8
Amortization and depreciation...................................           98.1               88.0                92.1
Premium taxes...................................................           35.7               36.3                36.9
Other operating costs and expenses..............................          242.7              248.0               159.0
                                                                 -----------------   -----------------  ----------------
      Total benefits and other deductions.......................        4,027.2            4,167.8             3,995.2
                                                                 -----------------   -----------------  ----------------

Earnings from continuing operations before
  Federal income taxes..........................................          703.9              589.5               831.0
Federal income tax (expense) benefit............................         (182.9)              25.4              (224.4)
                                                                 -----------------   -----------------  ----------------
Earnings from continuing operations.............................          521.0              614.9               606.6
Earnings from discontinued operations, net of
   Federal income taxes.........................................            3.4                5.6                43.9
Cumulative effect of accounting changes, net of
   Federal income taxes.........................................            -                (33.1)               (3.5)
                                                                 -----------------   -----------------  ----------------
Net Earnings....................................................  $       524.4      $       587.4       $       647.0
                                                                 =================   =================  ================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                    STATEMENTS OF CASH FLOWS (PARENT COMPANY)
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003                2002                2001
                                                                 -----------------   -----------------   ----------------
                                                                                     (In Millions)

Net earnings....................................................  $       524.4      $       587.4       $       647.0
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances..........          946.6              945.5               957.1
  Universal life and investment-type policy fee income..........       (1,373.1)          (1,312.3)           (1,337.4)
  Investment losses net.........................................           70.6              264.1               201.4
  Equity in net earnings of subsidiaries........................          (44.3)            (113.1)             (134.2)
  Dividends from subsidiaries...................................          181.8              213.6             1,289.4
  Change in deferred policy acquisition costs...................         (565.1)            (460.6)             (459.4)
  Change in future policy benefits and other policyholder
    funds.......................................................          (98.7)             216.1               (15.6)
  Change in prepaid pension asset...............................           26.8             (363.0)              (56.7)
  Change in fair value of guaranteed minimum income
      benefit reinsurance contract..............................           91.0             (120.0)                -
  Change in property and equipment..............................          (23.9)             (23.2)             (121.7)
  Change in Federal income tax payable..........................          193.0               93.2               573.9
  Amortization and depreciation.................................           98.1               88.0                92.1
  Other, net....................................................          187.2              118.2                57.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.......................          214.4              133.9             1,693.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments.....................................        4,180.6            2,973.1             2,429.1
  Sales.........................................................        4,778.7            7,624.4             7,470.3
  Purchases.....................................................      (11,403.4)         (12,609.2)          (11,775.1)
  Increase in loans to discontinued operations..................            2.5               38.1                14.7
  Change in short-term investments..............................          357.0             (570.9)              123.1
  Change in policy loans........................................          135.6               71.5               (52.2)
  Loans to affiliates...........................................            -                  -                (400.0)
  Other, net....................................................          (61.7)              97.5               (60.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities...........................       (2,010.7)          (2,375.5)           (2,250.4)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits....................................................        5,689.6            4,384.9             3,252.1
    Withdrawals and transfers to Separate Accounts..............       (3,141.6)          (1,995.9)           (2,445.4)
  Net decrease in short-term financings.........................            (.2)               (.2)                (.2)
  Shareholder dividends paid....................................         (400.0)            (500.0)           (1,700.0)
  Other, net....................................................           35.6               59.1               (29.3)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities................        2,183.4            1,947.9              (922.8)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents.............................          387.1             (293.7)           (1,479.4)

Cash and cash equivalents, beginning of year....................           15.3              309.0             1,788.4
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year..........................  $       402.4      $        15.3       $       309.0
                                                                 =================   =================  =================

Supplemental cash flow information
  Interest Paid.................................................  $        43.2      $        43.6       $        43.4
                                                                 =================   =================  =================
  Income Taxes (Refunded) Paid..................................  $       (58.8)     $      (153.6)      $       517.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2003

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- --------------- ------------------ ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $    2,340.8
Investment
  Services.............              -                 -                -                -               16.9
Consolidation/
  elimination..........              -                 -                -                -               29.2
                           --------------- ------------------ ----------------- -------------- ---------------
Total..................     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $     2,386.9
                           =============== ================== ================= ============== ===============

                                               Amortization
                            Policyholders'      of Deferred          (2)
                             Benefits and         Policy            Other
                               Interest         Acquisition       Operating
         Segment               Credited            Cost            Expense
-------------------------- ----------------- ------------------ ---------------


Insurance..............     $     2,677.9     $      434.6       $       990.3
Investment
  Services.............               -                -               2,419.9
Consolidation/
  elimination..........               -                -                 (70.4)
                           ----------------- ------------------ ---------------
Total..................     $     2,677.9     $      434.6       $     3,339.8
                           ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- -------------- ------------------- ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $    2,331.2
Investment
  Services.............              -                 -                -                -               18.0
Consolidation/
  elimination..........              -                 -                -                -               28.0
                           -------------- ------------------- ----------------- -------------- ---------------
Total..................     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $     2,377.2
                           ============== =================== ================= ============== ===============

                                                Amortization
                             Policyholders'      of Deferred          (2)
                              Benefits and         Policy            Other
                                Interest         Acquisition       Operating
         Segment                Credited            Cost            Expense
--------------------------  ----------------- ------------------ ---------------


Insurance..............      $     3,008.5     $      296.7       $       930.3
Investment
  Services.............                -                -               2,154.2
Consolidation/
  elimination..........                -                -                 (71.3)
                            ----------------- ------------------ ---------------
Total..................      $     3,008.5     $      296.7       $     3,013.2
                            ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 2001





                                                                    Policy
                                                                   Charges             (1)            Policyholders'
                                                                     and               Net             Benefits and
                                                                   Premium          Investment           Interest
                           Segment                                 Revenue            Income             Credited
--------------------------------------------------------------- ---------------  ----------------- ----------------------
                                                                                   (In Millions)

Insurance...................................................     $   2,362.2      $    2,337.9      $        2,870.5
Investment
  Services..................................................             -                39.9                   -
Consolidation/
  elimination...............................................             -                26.5                   -
                                                                ---------------  ----------------- ----------------------
Total.......................................................     $   2,362.2      $    2,404.3      $        2,870.5
                                                                ===============  ================= ======================

                                                                    Amortization
                                                                     of Deferred              (2)
                                                                       Policy                Other
                                                                     Acquisition           Operating
                                                                        Cost                Expense
                                                                 -------------------- --------------------


Insurance...................................................     $       287.9        $      897.4
Investment
  Services..................................................               -               2,409.0
Consolidation/
  elimination...............................................               -                 (90.0)
                                                                -------------------- --------------------
Total.......................................................     $       287.9        $    3,216.4
                                                                ===================== ====================



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE IV
                                 REINSURANCE (A)
           AT AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         Assumed                            Percentage
                                                     Ceded to              from                             of Amount
                                   Gross               Other              Other              Net             Assumed
                                   Amount            Companies          Companies           Amount            to Net
                              -----------------   ----------------   -----------------  ---------------   ---------------
                                                                (Dollars In Millions)

2003
----
Life Insurance In-Force......  $    266,115.8      $   90,031.1       $   41,078.1       $   217,162.8         18.92%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        769.0      $       70.2       $      140.9       $       839.7         16.78%
Accident and health..........           144.8              98.2               12.1                58.7         20.61%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        913.8      $      168.4       $      153.0       $       898.4         17.03%
                              =================   ================   =================  ===============

2002
----
Life Insurance In-Force......  $    264,456.6      $   89,413.1       $   42,228.6       $   217,281.1         19.44%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        803.3      $       86.8       $      145.7       $       862.2         16.90%
Accident and health..........           151.3             104.0               35.7                83.0         43.01%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        954.6      $      190.8       $      181.4       $       945.2         19.19%
                              =================   ================   =================  ===============

2001
----
Life Insurance In-Force......  $    263,375.6      $   75,190.5       $   42,640.4       $   230,825.5         18.47%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        830.2      $       63.6       $      138.5       $       905.1         15.30%
Accident and health..........           159.8             109.5               64.5               114.8         56.18%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        990.0      $      173.1       $      203.0       $     1,019.9         19.90%
                              =================   ================   =================  ===============


(A) Includes amounts related to the discontinued group life and health business.

*
          Supplement dated May 1, 2004 to Prospectus dated May 1, 2004
    ------------------------------------------------------------------------



                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.



                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2004 for the
                    appropriate Members Retirement Program.




------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.



                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761
                     October 2002                   $5.3455
                     October 2003                   $6.3322


                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.



         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2004 prospectus and the Statement of Additional Information.



                               INVESTMENT MANAGER

The Manager



         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2004 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $508.31 billion as of December 31, 2003, including third party assets of $413.96 billion.



Investment Management



         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2004 Members Retirement Program prospectuses.



Fund Transactions



         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2003, 2002, and 2001, the Fund paid $929,767, $1,298,849 and $3,576,437, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2004 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.




Separate Account No. 4 (Pooled):                                   Page

Report of Independent Auditors - PricewaterhouseCoopers LLP           7

        Statement of Assets and Liabilities,
             December 31, 2003                                        8

        Statement of Operations for the Year Ended
             December 31, 2003                                        9

        Statements of Changes in Net Assets for the Years Ended
             December 31, 2003 and 2002                              10

        Portfolio of Investments
             December 31, 2003                                       11

        Notes to Financial Statements                                13

--------------------------------------------------------------------------------







Report of Independent Auditors

--------------------------------------------------------------------------------

To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2003, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------



ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $544,355,567)...........................    $688,441,577
 Short-term debt securities -- at value (amortized cost: $2,899,903)......       2,899,903
Cash .....................................................................          28,861
Interest and dividends receivable ........................................         173,513
------------------------------------------------------------------------------------------
Total assets .............................................................     691,543,854
------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................       1,479,136
Due to custodian .........................................................         158,346
Accrued expenses .........................................................         634,709
------------------------------------------------------------------------------------------
Total liabilities ........................................................       2,272,191
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............    $  1,900,151
Net assets attributable to contract owners ...............................     650,055,629
Net assets allocated to contracts in payout period .......................      37,315,883
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================



                                             UNITS OUTSTANDING      UNIT VALUES
                                            -------------------   --------------
Institutional ............................         57,451          $  6,324.43
RIA ......................................         38,302               602.90
Momentum Strategy ........................          5,481                79.38
MRP ......................................        153,077               251.02
ADA ......................................        827,037               302.18
EPP ......................................         22,647               617.58



The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $2,550).....................    $   2,841,875
Interest ...............................................................           31,716
------------------------------------------------------------------------------------------
Total investment income ................................................        2,873,591
------------------------------------------------------------------------------------------
EXPENSES (NOTE 5):
Investment management fees .............................................       (1,133,660)
Operating and expense charges ..........................................       (2,010,575)
------------------------------------------------------------------------------------------
Total expenses .........................................................       (3,144,235)
------------------------------------------------------------------------------------------
Net investment loss ....................................................         (270,644)
------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized loss from security and foreign currency transactions ..........      (17,379,109)
Change in unrealized appreciation /depreciation of investments .........      208,381,402
------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................      191,002,293
------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ..................    $ 190,731,649
==========================================================================================



The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2003                2002
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (270,644)    $     (702,786)
Net realized loss on investments and foreign currency transactions ...........       (17,379,109)      (232,393,293)
Change in unrealized appreciation/depreciation of investments ................       208,381,402            (71,538)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............       190,731,649       (233,167,617)
--------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................        93,626,844        115,415,532
Withdrawals ..................................................................      (129,176,442)      (240,773,263)
Asset management fees ........................................................        (1,011,672)        (1,363,796)
Administrative fees ..........................................................          (434,123)          (629,647)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....       (36,995,393)      (127,351,174)
--------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....            11,716             19,350
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............................................       153,747,972       (360,499,441)
NET ASSETS -- BEGINNING OF YEAR ..............................................       535,523,691        896,023,132
--------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  689,271,663     $  535,523,691
====================================================================================================================



The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003



--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCKS:
AEROSPACE & DEFENSE (0.5%)
DEFENSE ELECTRONICS (0.5%)
L-3 Communications
   Holdings, Inc.* ...................          71,800            $ 3,687,648
                                                                  -----------
CAPITAL GOODS (0.9%)
ENGINEERING & CONSTRUCTION (0.9%)
Jacobs Engineering Group, Inc.*                129,100              6,198,091
                                                                  -----------
CONSUMER MANUFACTURING (14.9%)
BUILDING & RELATED (5.5%)
Centex Corp. .........................         106,300             11,443,195
D. R. Horton, Inc. ...................         212,300              9,184,098
Lennar Corp. (Class A) ...............         112,600             10,809,600
NVR, Inc. * ..........................          14,500              6,757,000
                                                                  -----------
                                                                   38,193,893
                                                                  -----------
CONSUMER SERVICES (14.9%)
BROADCASTING & CABLE (2.3%)
Comcast Corp. SPL (Class A)* .........         518,300             16,212,424
                                                                  -----------
ENTERTAINMENT & LEISURE (3.0%)
Harley-Davidson, Inc. ................         440,600             20,941,718
                                                                  -----------
RETAIL-GENERAL MERCHANDISE (3.2%)
Bed Bath & Beyond, Inc.* .............         249,000             10,794,150
Lowe's Companies, Inc. ...............         142,300              7,881,997
Tiffany & Co. ........................          65,300              2,951,560
                                                                  -----------
                                                                   21,627,707
                                                                  -----------
MISCELLANEOUS (6.4%)
Apollo Group, Inc.* ..................          21,300              1,448,400
Career Education Corp.* ..............         460,600             18,456,242
CDW Corp. ............................         130,700              7,549,232
Education Management Corp.* ..........         119,600              3,712,384
Iron Mountain, Inc.* .................         252,600              9,987,804
Strayer Education, Inc. ..............          26,400              2,873,112
                                                                  -----------
                                                                   44,027,174
                                                                  -----------
                                                                  102,809,023
                                                                  -----------
ENERGY (1.2%)
DOMESTIC PRODUCERS (1.2%)
Apache Corp. .........................          97,180              7,881,298
                                                                  -----------

--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
FINANCE (24.1%)
BROKERAGE & MONEY
   MANAGEMENT (9.4%)
Goldman Sachs Group, Inc. ............         130,700            $12,904,011
Legg Mason, Inc. .....................         399,700             30,848,846
Merrill Lynch & Co., Inc. ............         152,300              8,932,395
Morgan Stanley Dean
   Witter & Co. ......................         206,700             11,961,729
                                                                  -----------
                                                                   64,646,981
                                                                  -----------
INSURANCE (5.1%)
American International
   Group, Inc. .......................         377,900             25,047,212
Everest Re Group Ltd. ................         122,400             10,355,040
                                                                  -----------
                                                                   35,402,252
                                                                  -----------
MISCELLANEOUS (9.6%)
AMBAC Financial Group, Inc. ..........         242,700             16,840,953
Citigroup, Inc. ......................         634,400             30,793,776
MBNA Corp. ...........................         733,750             18,233,688
                                                                  -----------
                                                                   65,868,417
                                                                  -----------
                                                                  165,917,650
                                                                  -----------
HEALTH CARE (21.8%)
BIOTECHNOLOGY (1.4%)
Cephalon, Inc.* ......................          69,600              3,369,336
Gilead Sciences, Inc.* ...............         106,300              6,180,282
                                                                  -----------
                                                                    9,549,618
                                                                  -----------
DRUGS (5.3%)
Forest Laboratories, Inc.* ...........         456,600             28,217,880
Teva Pharmaceutical
   Industries Ltd ....................         140,200              7,950,742
                                                                  -----------
                                                                   36,168,622
                                                                  -----------
MEDICAL PRODUCTS (5.2%)
Alcon, Inc. ..........................          95,100              5,757,354
Patterson Dental Company* ............         104,700              6,717,552
St. Jude Medical, Inc.* ..............          43,300              2,656,455
Stryker Corp. ........................         219,700             18,676,697
Zimmer Holdings, Inc.* ...............          29,100              2,048,640
                                                                  -----------
                                                                   35,856,698
                                                                  -----------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003 (Concluded)


--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
MEDICAL SERVICES (9.9%)
Anthem, Inc.* ......................           90,700           $ 6,802,500
Caremark Rx, Inc.* .................          174,900             4,430,217
Express Scripts, Inc. * ............          268,900            17,863,027
Health Management
   Associates, Inc. (Class A) ......          511,500            12,276,000
Stericycle, Inc.* ..................          152,600             7,126,420
Wellpoint Health
   Networks, Inc.* .................          207,600            20,135,124
                                                                -----------
                                                                 68,633,288
                                                                -----------
                                                                150,208,226
                                                                -----------
MULTI-INDUSTRY COMPANIES (1.3%)
Danaher Corp. ......................           97,200             8,918,100
                                                                -----------
TECHNOLOGY (29.7%)
COMMUNICATION EQUIPMENT (4.5%)
Cisco Systems, Inc.* ...............          372,180             9,040,252
Juniper Networks, Inc.* ............        1,177,600            21,997,568
                                                                -----------
                                                                 31,037,820
                                                                -----------
COMPUTER HARDWARE/STORAGE (3.0%)
Dell, Inc.* ........................          611,600            20,769,936
                                                                -----------
COMPUTER SERVICES (0.5%)
Affiliated Computer
   Services, Inc. (Class A)* .......           57,450             3,128,727
                                                                -----------
INTERNET INFRASTRUCTURE (3.6%)
eBay, Inc.* ........................          384,800            24,854,232
                                                                -----------
SEMICONDUCTOR COMPONENTS (7.4%)
Broadcom Corp.* ....................          440,200            15,006,418
Intel Corp. ........................           84,000             2,704,800
Linear Technology Corp. ............          201,600             8,481,312
Marvell Technology Group Ltd.*                502,820            19,071,962
Maxim Integrated Products, Inc......          109,800             5,468,040
                                                                -----------
                                                                 50,732,532
                                                                -----------

--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
SOFTWARE (8.9%)
Electronic Arts, Inc.* .............          231,750            $11,073,015
Intuit, Inc.* ......................          127,500              6,746,025
Mercury Interactive Corp.* .........          204,250              9,934,720
Symantec Corp.* ....................          406,800             14,095,620
Veritas Software Corp.* ............          541,100             20,107,276
                                                                 -----------
                                                                  61,956,656
                                                                 -----------
MISCELLANEOUS (1.8%)
Amphenol Corp. (Class A)* ..........          126,500              8,087,145
Tektronix, Inc. ....................          128,500              4,060,600
                                                                 -----------
                                                                  12,147,745
                                                                 -----------
                                                                 204,627,648
                                                                 -----------
TOTAL COMMON STOCKS (99.9%)
   (Cost $544,355,567)..............                             688,441,577
                                                                 -----------


                                      PRINCIPAL
                                        AMOUNT
                                    -------------
SHORT-TERM DEBT SECURITIES:
U. S. GOVERNMENT AGENCY (0.4%)
Federal Home Loan Bank
   0.60%, 1/02/04 ...............   $2,900,000          2,899,903
                                                        ---------
TOTAL SHORT-TERM
   DEBT SECURITIES (0.4%)
 (Amortized Cost
   $2,899,903)...................                       2,899,903
                                                        ---------
TOTAL INVESTMENTS
   (100.3%)
(Cost/Amortized Cost
   $547,255,470).................                     691,341,480
OTHER ASSETS LESS
   LIABILITIES (--0.3%) .........                      (2,069,817)
                                                      -----------
NET ASSETS (100.0%) .............                    $689,271,663
                                                     ============

----------------------

* Non-income producing security.
The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------
1. GENERAL

   Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

   At December 31, 2003, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $187,234,548 (27.2%) of the net assets of the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is indirectly majority-owned by Equitable Life and AXA Financial, Inc.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   Equitable Life performs all marketing and service functions under the contract. No commissions are paid for these services.

   The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.

2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

   Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

3. INVESTMENT TRANSACTIONS

   For the year ended December 31, 2003, investment security transactions, excluding short-term debt securities, were as follows:



---------------------------------------------------------------------------------------------------------------------
                                                    PURCHASES                                  SALES
                                     ---------------------------------------   --------------------------------------
                                      STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
FUND                                     SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
----------------------------------   -----------------   -------------------   -----------------   ------------------
  The Growth Equity Fund .........      $313,803,848         $          -        $354,208,351         $          -

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


4. EXPENSES

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to Equitable Life and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the year prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

   Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and (ii)
   0.650 of 1% of the excess over $400 million.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 202, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

5. TAXES

   No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participat ing in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.

6. CHANGES IN UNITS OUTSTANDING

   Accumulation units issued and redeemed during periods indicated were (in thousands):



                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                            2003        2002
                                                         ---------   ---------
  THE GROWTH EQUITY FUND
  Issued ...............................................     147         119
  Redeemed .............................................    (137)       (201)
                                                            ----        ----
  Net Decrease .........................................      10         (82)
                                                            ----        ----

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------


7. INVESTMENT INCOME RATIO

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.



                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        2003         2002         2001         2000         1999
                                     ----------   ----------   ----------   ----------   ----------
  The Growth Equity Fund .........       0.47%        0.40%        0.46%        0.45%        0.54%



8. ACCUMULATION UNIT VALUES

   Equitable Life issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through Equitable Life are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

   Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by clients other than contractholders of group annuity contracts issued by Equitable Life. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for ADA contracts in percentage terms.

   Shown below is accumulation unit value information for the American Dental Association Members Retirement Program units outstanding of Separate Account
   4. Expense as a percentage of average net assets excludes charges made directly to contractholder accounts through redemption of units.



                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                    2003          2002
                                                                ------------  ------------
  THE GROWTH EQUITY FUND
  ADA, 1.10%
  Unit Value, end of period ..................................    $ 302.18      $ 223.76
  Net Assets (000's) .........................................    $249,918      $182,907
  Number of units outstanding, end of period (000's) .........         827           817
  Total Return ...............................................       35.05%       (27.87)%

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

 (a)      Financial Statements included in Part B.

 The following are included in the Statement of Additional
 Information relating to the American Dental Association
 Program:


  1.      Separate Account Nos., 4 (Pooled), 191 and 200
          (The Growth Equity, Foreign and Aggressive Equity Accounts):
          -Report of Independent Auditors - PricewaterhouseCoopers LLP

  2.      Separate Account No. 4 (Pooled):
          - Statement of Assets and Liabilities, December 31, 2003
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 2003 and 2002
          - Portfolio of Investments, December 31, 2003
          - Notes to Financial Statements

  3.      Separate Account No. 191:
          - Statement of Assets and Liabilities, December 31, 2003
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 2003 and 2002

  4.      Separate Account No. 200:
          -  Statement of Assets and Liabilities
          - Statement of Operations and Changes in Net Assets for the Years Ended December 31, 2003 and 2002

  5.      Separate Account No. 206:
          -  Report of Independent Auditors - PricewaterhouseCoopers LLP
          -  Statements of Assets and Liabilities, December 31, 2003
          -  Statements of Operations for the Year Ended December 31, 2003
          - Statement of Changes in Net Assets for the Years Ended December 31, 2003
          -  Notes to Financial Statements


  6.      Separate Account Nos. 191 and 200:
          -  Notes to Audited Financial Statements

  7.      Schedule X:
          -  Supplementary Income Statement Information, December 31, 2003 and
             2002

  8.      Schedule XII:
          -  Mortgage Loans Receivable on Real Estate, December 31, 2003 and
             2002

  9.      The Equitable Life Assurance Society of the United States:
          -  Report of Independent Auditors - PricewaterhouseCoopers LLP
          -  Consolidated Balance Sheets, December 31, 2003 and 2002
          - Consolidated Statements of Earnings for the Years Ended December 31, 2003, 2002 and 2001
          - Consolidated Statements of Equity for the Years Ended December 31, 2003, 2002 and 2001
          - Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001


 (b)      Exhibits.


 The following Exhibits are filed herewith:


  1. (a) Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of Equitable's Separate Account Nos. 4, 30, and
          191, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

     (b) Resolutions of the Board of Directors of The Equitable authorizing the establishment of Equitable's Separate Account 200, dated September 5, 1995, incorporated by reference to Exhibit 1(b) to Registration Statement No.333-50967, filed February 5, 1999.

     (c) Action, dated April 6, 1999 regarding the establishment of Separate Account 206, dated April 6, 1999 pursuant to Resolution Nos. 21-69, B46-70, B42-84 and B57-91, previously filed with this Registration Statement, File No. 333-77117, on October 25, 1999.


  2.      Not Applicable.


  3. (a) Distribution and Servicing Agreement among Equico Securities, Inc., (now AXA Advisors, LLC) Equitable and Equitable Variable dated as of May 1, 1994, incorporated by reference to Exhibit No. 3(c) to Registration Statement No. 2-74667 filed on Form N-4 on April 4, 1995.

     (b) Participation Agreement among EQ Advisors Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), dated as of the 14th day of April 1997, incorporated by reference to the Registration Statement of EQ Advisors Trust (File No. 333-17217) on Form N-1A, filed August 28, 1997.


     (c) Servicing Agreement among Legg Mason Wood Walker ("Legg Mason") and Equitable Life Assurance Society dated July 12, 2002 previously filed with this Registration Statement, File No. 333-104774, on April 25, 2003.

     (d) Servicing Agreement among Equitable Life Assurance Society, Strong Investor Services, Inc. and Strong Investments Inc. dated July 22, 2002 previously filed with this Registration Statement, File No. 333-104774, on April 25, 2003.

                 4.      (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100,
                               as amended and restated effective February 1, 1991 on contract Form No. APC 1,000- 91, among the Trustees of the American Dental Association
                               Members Retirement Trust, the American Dental
                               Association Members Pooled Trust for Retirement
                               Plans and The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement 33-40162, filed December
                               20, 1991.

                         (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement

                               Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

                         (g) Form of Rider No. 6 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement No. 33-63113 on September 29, 1995.

                         (h) Form of Rider No. 7 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed on November 21, 1995.

                         (i) Form of Rider No. 8 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-01301 on Form N-4 of Registrant filed April 30, 1996.

                         (j) Form of Rider No. 9 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration Statement No. 333-25807 on form N-4, filed on April 24, 1997.

                  5.     (a)   Exhibit 7(a) (Form of Participation Agreement
                               for the standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement on Form S-1 of
                               Registrant, filed April l6, 1986.

                         (b) Exhibit 7(b) (Form of Participation Agreement for the nonstandardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

                         (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement
                               Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                         (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 2l, l987.

                         (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal

                              Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (f)   Exhibit 7(w) (Form of Non-Standardized
                              Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post- Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.


                        (h) Buy-Sell Agreement by and among the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans, The Equitable Life Assurance Society of the United States, Templeton Funds, Inc. and Templeton Funds Distributor, Inc., incorporated by reference to Registration Statement No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                        (i) Amended and Restated Buy-Sell Agreement effective April 17, 1995 between The Equitable Life Assurance Society of the United States and Franklin Templeton Distributors, Inc., incorporated by reference to Registration Statement No. 33-91588 on From N-3 of Registrant, filed April 28, 1995.



                 6.     (a)   Copy of the Restated Charter of The Equitable
                              Life Assurance Society of the United States, as amended January 1, 1997, incorporated by reference to Registration No. 333-25807 on Form
                              N-4, filed April 24, 1997.

                        (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Registration No. 333-25807 on Form N-4, filed April 24, 1997.

                 7.     Not applicable

                 8.     (a)   Exhibit 11(a)(2) (Form of American Dental
                              Association Members Retirement Plan, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                              Registrant, filed April 26, 1989.

                        (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                         (d) Exhibit 11(o) (Copy of Administration Services Agreement, dated May 1, 1994, among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and the Council of Insurance of the American Dental Association), incorporated by reference to Registration Statement No. 33-75614 on Form N-3 of Registrant, filed February 23, 1994.

                         (e)   Exhibit 11(j) (Copy of American Dental
                               Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed December 20, 1991.

                         (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                               1984), incorporated by reference to
                               Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                         (g) Form of Basic Plan Document (No. 1) for the Volume Submitter Plan as filed with the Internal Revenue Service in November 2003, incorporated herein by reference to Exhibit 7(m) to the Registration Statement on Form N-3 with respect to Separate Account 4, filed on April 26, 2004.

                  9.     (a)   Opinion and Consent of Anthony A. Dreyspool,
                               Vice President and Associate General Counsel of
                               The Equitable Life Assurance Society of the
                               United States incorporated by reference to Registration Statement No. 333-25807, filed
                               April 24, 1997.

                         (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of the Equitable Life Assurance Society of the United States, previously filed with this Registration Statement on Form N-4, File No. 333-50967 on April 24, 1998.

                         (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement, File No. 333-77117 on April 27, 1999.

                         (d) Opinion and Consent of Robin Wagner, Vice President and Counsel incorporated by reference to Registration Statement File No. 333-59606, filed on April 26, 2001.

                         (e) Opinion and Consent of Robin Wagner, Vice President and Counsel incorporated by reference to Registration Statement File No. 333-86526, filed on April 18, 2002.

                         (f) Opinion and Consent of Robin Wagner, Vice President and Counsel previously filed with this Registration Statement, File 333-104774 on
                               April 25, 2003.

                         (g) Opinion and Consent of Dodie Kent, Vice President and Counsel of The Equitable Life Assurance Society of the United States.

                  10.    (a)   Consent of Anthony A. Dreyspool (included within
                               Exhibit 9(a) above).

                         (b)   Consent of Mary P. Breen, (included within
                               Exhibit 9 (b) above).

                         (c)   Consent of Mary Joan Hoene (included within
                               Exhibit 9(c) above).

                         (d) Consent of Robin Wagner (included within Exhibit No. 9 (d) above).

                         (e) Consent of Robin Wagner (included within Exhibit No. 9(e)

                         (f) Consent of Dodie Kent (included within Exhibit 9(g) above.

                         (g)   Consent of PricewaterhouseCoopers LLP.

                         (h) Powers of attorney, incorporated herein by reference to Exhibit No. 10(a) on Registration Statement File No. 2-30070, on Form N-4, filed on April 19, 2004.

                  11.    Not applicable.

                  12.    Not applicable.

Item 25. Directors and Officers of Equitable.


         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
198 North Wilton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Vivendi Universal
42, avenue de Friedland
75008 Paris
France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
c/o LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
230 Byram Shore Road
Greenwich, CT  06830

Scott D. Miller                             Director
Hyatt Hotels Corporation
200 West Madison Street
Chicago, IL  60606

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
101 Murray Street
New York, NY 10007


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth  Farrell                         Executive Vice President

*Deanna M. Mulligan                         Executive Vice President

*Jerald E. Hampton                          Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Donald R. Kaplan                           Senior Vice President, Chief
                                            Compliance Officer and Associate
                                            General Counsel

*William I. Levine                          Executive Vice President and
                                            Chief Information Officer

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Actuary

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.


         Separate Account Nos. 4, 191, 200, and 206 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").


         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                          Consolidated companies as at
                               December 31, 2002




                                   AXA GROUP
                 CONSOLIDATED COMPANIES AS AT DECEMBER 31, 2002


------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY              COUNTRY          CONSOLIDATED COMPANY                    SHAREHOLDERS                              OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES    BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                           100.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA INVESTMENT MANAGERS BENELUX         AXA ASSET MANAGEMENT LIMITED                     0.01
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA INVESTMENT MANAGERS BENELUX         AXA INVESTMENT MANAGERS SA                      99.99
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA HOLDINGS BELGIUM                             0.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                           100.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA REAL ESTATE INVESMENT MANAGERS      AXA BANK BELGIUM                                 0.10
  & REAL ESTATE                          BENELUX
FINANCIAL SERVICES    BELGIUM          AXA REAL ESTATE INVESMENT MANAGERS      AXA REAL ESTATE INVESMENT                       99.90
  & REAL ESTATE                          BENELUX                                 MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGEMENT PRIVATE       AXA INVESTMENT MANAGERS SA                      99.93
  & REAL ESTATE                          EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGEMENT PRIVATE       AXA INVESTMENT MANAGERS PARIS                    0.01
  & REAL ESTATE                          EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT PRIVATE EQUITY           AXA INVESTMENT MANAGEMENT PRIVATE              100.00
  & REAL ESTATE                          EUROPE SA                               EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESMENT                       99.96
  & REAL ESTATE                          INVESTMENT MANAGERS France              MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE MANAGEMENT INVEST       AXA INVESTMENT MANAGERS SA                       0.01
  & REAL ESTATE                          MANAGERS France
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PARIS                    0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT PRIVATE EQUITY                   85.46
  & REAL ESTATE                                                                  EUROPE SA
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS SA                       0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        JOUR FINANCE                                    20.63
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                   51.07
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                  0.92
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                             23.72
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA CREDIT                              AXA BANQUE                                      65.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA BANQUE                              AXA ASSURANCES VIE                              37.38
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA BANQUE                              AXA FRANCE ASSURANCE                            62.62
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                            100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA ASSURANCES IARD                              8.20
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                             19.51
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS SA                      99.94
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA GRANDE ARMEE                                 0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS PARIS                    0.02
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA                                             47.42
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA ROYALE BELGE                                 3.81
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA LEVEN NV                                     1.90
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA UK PLC                                      16.66
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA RE                                           0.73
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              NATIONAL MUTUAL FUND MANAGEMENT VIE              3.68
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA KONZERN AG                                   6.68
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA ASSURANCES IARD                             14.50
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              DIRECT ASSURANCES IARD                           0.18
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           GIE AXA GESTION DES ACTIFS              AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA FUNDS MANAGEMENT LUXEMBOURG         AXA INVESTMENT MANAGERS SA                      98.84
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA FUNDS MANAGEMENT LUXEMBOURG         AXA INVESTMENT MANAGERS PARIS                    1.16
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA COLLECTIVES                                 15.00
  & REAL ESTATE                          FUNDS


                                  Page 1 de 2

                          Consolidated companies as at
                               December 31, 2002


------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY              COUNTRY          CONSOLIDATED COMPANY                    SHAREHOLDERS                              OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA ASSURANCES VIE                              20.00
  & REAL ESTATE                          FUNDS
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA ASSURANCES IARD                             15.00
  & REAL ESTATE                          FUNDS
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE INVESMENT               AXA INVESTMENT MANAGERS SA                      99.99
  & REAL ESTATE                          MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA MULTIMANAGER SA                     AXA MULTIMANAGER LIMITED                        99.98
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA INVESTMENT MANAGERS                 AXA INVESTMENT MANAGERS SA                      85.00
  & REAL ESTATE                          DEUTSCHLAND GMBH
FINANCIAL SERVICES    GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          GMBH
FINANCIAL SERVICES    GERMANY          AXA FUNDS TRUST GMBH                    AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA REAL ESTATE MANAGERS                AXA INVESTMENT IMOBILIEN                       100.00
  & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES    GERMANY          AXA MERKENS FONDS GMBH                  AXA INVESTMENT IMOBILIEN                       100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA IMOBILIEN AG                        AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                                                                  MANAGERS SA
FINANCIAL SERVICES    GERMANY          AXA PRIVATE EQUITY DEUTSCHLAND          AXA INVESTMENT PRIVATE EQUITY                  100.00
  & REAL ESTATE                          GMBH                                    EUROPE SA
FINANCIAL SERVICES    GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                                 100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA BAUSPARKASSE AG                     AXA LEBENSVERSICHERING AG                       33.02
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                  66.67
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENTS MANAGERS LIMITED        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LIMITED                    33.33
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS SA                      66.67
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS AWF             AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          SERVICES LIMITED
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          LIMITED
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS GLOBAL          AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          SERVICES
FINANCIAL SERVICES    GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA ASSET MANAGEMENT LIMITED            AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA FUNDS MANAGEMENT UK LIMITED         AXA INVESTMENT MANAGERS UK                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS LIMITED                        MANAGERS SA
FINANCIAL SERVICES    HONG KONG        AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG IM ASIA PACIFIC                  100.00
  & REAL ESTATE                          ASIA PACIFIC HONG KONG                  HOLD. LLC
FINANCIAL SERVICES    HONG KONG        AXA INVESTMENT MANAGERS HK SAR          AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    HUNGARY          AXA BIZTOSITO PENSION FUND              AXA NORDSTERN HOLDING                          100.00
  & REAL ESTATE
FINANCIAL SERVICES    IRELAND          AXA INVESTMENT MANAGERS IRELAND         AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS SA                      99.77
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                                0.23
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS ITALIA                         MANAGERS SA
FINANCIAL SERVICES    JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    JAPAN            AXA ROSENBERG IM                        AXA INVESTMENT MANAGERS ROSENBERG               28.00
  & REAL ESTATE
FINANCIAL SERVICES    JAPAN            AXA ROSENBERG IM                        AXA INVESTMENT MANAGERS SA                      59.99
  & REAL ESTATE
FINANCIAL SERVICES    SINGAPORE        AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG IM ASIA PACIFIC                  100.00
  & REAL ESTATE                          ASIA PACIFIC SINGAPORE                  HOLD. LLC
FINANCIAL SERVICES    SPAIN            AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS IBERICA                        MANAGERS SA
FINANCIAL SERVICES    THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS SA                      90.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.            10.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS NORTH           AXA INVESTMENT MANAGERS ROSE                   100.00
  & REAL ESTATE                          AMERICA
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGER PRIVATE          AXA INVESTMENT MANAGEMENT PRIVATE              100.00
  & REAL ESTATE                          EQUITY US                               EQUITY SA
FINANCIAL SERVICES    UNITED STATES    ALLIANCE CAPITAL MANAGEMENT LLP         AXA FINANCIAL INC.                              25.09
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    ALLIANCE CAPITAL MANAGEMENT LLP         THE EQUITABLE LIFE ASSURANCE                    74.91
  & REAL ESTATE                                                                  SOCIETY
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS                 AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          HOLDING INC.
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                    75.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS                 AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          & ADVISOR LIMITED
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG LLC                               80.40
  & REAL ESTATE                          ASIA PACIFIC HOLD. LLC
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG INVESTMENT MANAGERS       AXA INVESTMENT MANAGERS SA                      19.60
  & REAL ESTATE                          ASIA PACIFIC HOLD. LLC
FINANCIAL SERVICES    UNITED STATES    AXA ALTERNATIVE ADVISORS INC            AXA INVESTMENT MANAGERS SA                     100.00


                                  Page 2 de 2

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL FUND MANAGEMENT          AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL FINANCIAL SERVICES       AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL INTERNATIONAL            AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRIA         AXA NORDSTERN LEBEN                      AXA NORDSTERN HOLDING                      100.00
INSURANCE & REINSURANCE   AUSTRIA         AXA NORDSTERN VERSICHERUNG               AXA NORDSTERN HOLDING                      100.00
INSURANCE & REINSURANCE   BELGIUM         ARDENNE PREVOYANTE                       AXA BELGIUM                                  0.05
INSURANCE & REINSURANCE   BELGIUM         ARDENNE PREVOYANTE                       AXA HOLDINGS BELGIUM                        99.95
INSURANCE & REINSURANCE   BELGIUM         AXA BELGIUM                              UAB                                          0.42
INSURANCE & REINSURANCE   BELGIUM         AXA BELGIUM                              AXA HOLDINGS BELGIUM                        99.58
INSURANCE & REINSURANCE   BELGIUM         UAB                                      AXA HOLDINGS BELGIUM                       100.00
INSURANCE & REINSURANCE   BELGIUM         ASSURANCES DE LA POSTE VIE               AXA HOLDINGS BELGIUM                        50.00
INSURANCE & REINSURANCE   BELGIUM         ASSURANCES DE LA POSTE                   AXA HOLDINGS BELGIUM                        50.00
INSURANCE & REINSURANCE   CANADA          AXA CANADA                               AXA                                        100.00
INSURANCE & REINSURANCE   CANADA          ACS CANADA VIE                           AXA RE                                     100.00
INSURANCE & REINSURANCE   CANADA          ACS CANADA NON VIE                       AXA RE                                     100.00
INSURANCE & REINSURANCE   CANADA          AXA CS ASSURANCE CANADA                  AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   CANADA          AXA CANADA ADP                           AXA CANADA                                 100.00
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE IARD                          AXA FRANCE ASSURANCE                        99.92
INSURANCE & REINSURANCE   FRANCE          AXA CORPORATE SOLUTION ASSURANCE         AXA RE                                      98.49
INSURANCE & REINSURANCE   FRANCE          ARGOVIE                                  AXA FRANCE VIE                              94.03
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE VIE                           AXA COLLECTIVES                              8.35
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE VIE                           AXA FRANCE ASSURANCE                        91.65
INSURANCE & REINSURANCE   FRANCE          AXA RE FINANCE                           AXA RE                                      79.00
INSURANCE & REINSURANCE   FRANCE          COMPAGNIE GENERALE REASSURANCE           AXA RE                                      99.99
                                            MONTE-CARLO
INSURANCE & REINSURANCE   FRANCE          NATIO ASSURANCES                         AXA FRANCE IARD                             50.00
INSURANCE & REINSURANCE   FRANCE          NSM VIE                                  AXA FRANCE ASSURANCE                        39.93
INSURANCE & REINSURANCE   FRANCE          AXA COLLECTIVES                          AXA FRANCE ASSURANCE                        95.71
INSURANCE & REINSURANCE   FRANCE          AXA COLLECTIVES                          AXA FRANCE IARD                              3.69
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA COLLECTIVES                              0.02
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA FRANCE ASSURANCE                         0.10
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA ASSURANCES IARD                          4.90
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA                                         94.99
INSURANCE & REINSURANCE   FRANCE          DIRECT ASSURANCES IARD                   AXA FRANCE ASSURANCE                       100.00
INSURANCE & REINSURANCE   FRANCE          JURIDICA                                 AXA FRANCE ASSURANCE                        98.51
INSURANCE & REINSURANCE   FRANCE          SAINT GEORGES RE                         AXA                                        100.00
INSURANCE & REINSURANCE   FRANCE          AXA CESSIONS                             AXA RE                                     100.00
INSURANCE & REINSURANCE   FRANCE          SPS RE                                   AXA RE                                      69.95
INSURANCE & REINSURANCE   FRANCE          NSM VIE                                  AXA ASSURANCES IARD                          0.14
INSURANCE & REINSURANCE   FRANCE          AXA ASSISTANCE                           AXA                                        100.00
INSURANCE & REINSURANCE   GERMANY         AXA VERSICHERUNG AG                      AXA KONZERN AG                              74.41
INSURANCE & REINSURANCE   GERMANY         AXA VERSICHERUNG AG                      GRE CONTINENTAL EUROPE HOLDING GMBH         25.59
INSURANCE & REINSURANCE   GERMANY         AXA LEBEN                                AXA VERSICHERUNG AG                         52.19
INSURANCE & REINSURANCE   GERMANY         AXA LEBEN                                AXA KONZERN AG                              47.81
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               AXA KONZERN AG                              52.69
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               AXA LEBEN                                   35.32
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               DEUTSCHE AERZTEVERSICHERUNG                 11.41
INSURANCE & REINSURANCE   GERMANY         AXA NORDSTERN ART                        AXA KONZERN AG                             100.00
INSURANCE & REINSURANCE   GERMANY         DEUTSCHE AERZTEVERSICHERUNG AG           AXA KONZERN AG                              97.87
INSURANCE & REINSURANCE   GERMANY         PRO BAV PENSIONSKASSE                    AXA KONZERN AG                             100.00


                                  Page 1 de 3

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   GERMANY         ACS ASSURANCE ALLEMAGNE                  AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA UK HOLDING PLC                       AXA RE                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   PPP GROUP PLC                            GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   PPP HEALTHCARE PROFESSIONAL SERVICES     AXA INSURANCE UK                           100.00
                                            LIMITED
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA SUN LIFE PLC                         AXA UK PLC                                 100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ROYAL EXCHANGE ASSURANCE PLC             GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA INSURANCE UK DISCONTINUED BUSINESS   AXA INSURANCE UK                           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA REINSURANCE UK PLC - INSURANCE       AXA REINSURANCE UK PLC - REINSURANCE       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ACS ASSURANCES UK BRANCH - REINSURANCE   ACS ASSURANCE UK BRANCH - INSURANCE        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ACS ASSURANCE UK BRANCH - INSURANCE      AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA UK PLC                               AXA                                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA GLOBAL RISKS (U.K.) LIMITED          AXA RE                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ENGLISH & SCOTTISH                       AXA UK                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA REINSURANCE UK PLC - REINSURANCE     AXA UK HOLDING PLC                         100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA INSURANCE UK                         GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   HONG KONG       AXA GENERAL INSURANCE HK                 AXA                                        100.00
INSURANCE & REINSURANCE   HONG KONG       AXA INSURANCE HONG-KONG                  AXA INSURANCE INVESTMENT HOLDING            82.50
INSURANCE & REINSURANCE   HONG KONG       AXA INSURANCE HONG-KONG                  AXA                                         17.50
INSURANCE & REINSURANCE   HONG KONG       AXA CHINA REGION LIMITED                 NATIONAL MUTUAL INTERNATIONAL              100.00
INSURANCE & REINSURANCE   HUNGARY         AXA BIZTOSITO                            AXA KONZERN AG                             100.00
INSURANCE & REINSURANCE   IRELAND         GUARDIAN PMPA GROUP LIMITED              GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   ITALY           AXA INTERLIFE                            AXA ITALIA S.P.A                           100.00
INSURANCE & REINSURANCE   ITALY           UAP VITA                                 AXA ITALIA S.P.A                           100.00
INSURANCE & REINSURANCE   ITALY           AXA ASSICURAZIONI                        AXA ITALIA S.P.A                            98.12
INSURANCE & REINSURANCE   ITALY           AXA ASSICURAZIONI                        AXA COLLECTIVES                              1.88
INSURANCE & REINSURANCE   JAPAN           AXA GROUP LIFE JAPAN                     AXA INSURANCE HOLDING JAPAN                100.00
INSURANCE & REINSURANCE   JAPAN           AXA LIFE JAPAN                           AXA INSURANCE HOLDING JAPAN                100.00
INSURANCE & REINSURANCE   JAPAN           AXA NON LIFE INSURANCE CO LIMITED        AXA                                        100.00
INSURANCE & REINSURANCE   LUXEMBOURG      AXA ASSURANCE VIE LUXEMBOURG             AXA LUXEMBOURG SA                          100.00
INSURANCE & REINSURANCE   LUXEMBOURG      AXA ASSURANCES LUXEMBOURG                AXA LUXEMBOURG SA                          100.00
INSURANCE & REINSURANCE   LUXEMBOURG      FUTUR RE                                 AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   LUXEMBOURG      CREALUX                                  AXA HOLDINGS BELGIUM                       100.00
INSURANCE & REINSURANCE   MOROCCO         AXA ASSURANCE MAROC                      AXA ONA                                    100.00
INSURANCE & REINSURANCE   MOROCCO         EPARGNE CROISSANCE                       AXA ASSURANCE MAROC                         99.59
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA ASSURANCES VIE                          87.63
                                            VIDA SA
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA                                          7.46
                                            VIDA SA
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA ASSURANCES VIE                           5.37
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA                                         83.01
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA PORTUGAL SEGUROS VIDA                    2.15
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA CORPORATE SOLUTION ASSURANCE             9.07
INSURANCE & REINSURANCE   SINGAPORE       AXA LIFE SINGAPOUR                       NATIONAL MUTUAL INTERNATIONAL              100.00
INSURANCE & REINSURANCE   SINGAPORE       AXA INSURANCE SINGAPORE                  AXA INSURANCE INVESTMENT HOLDING            74.23
INSURANCE & REINSURANCE   SINGAPORE       AXA INSURANCE SINGAPORE                  AXA                                         25.77
INSURANCE & REINSURANCE   SINGAPORE       AXA CORPORATE SOLUTIONS ASIA PACIFIC     AXA RE                                     100.00
                                            PRIVATE LIMITED
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA DE SEGUROS Y             AXA AURORA                                  99.68
                                            REASEGUROS
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA SA                       AXA                                          1.45
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA SA                       AXA AURORA IBERICA                          98.51
INSURANCE & REINSURANCE   SPAIN           AYUDA LEGAL SA DE SEGUROS Y REASEGUROS   AXA AURORA IBERICA                          88.00
INSURANCE & REINSURANCE   SPAIN           AYUDA LEGAL SA DE SEGUROS Y REASEGUROS   AXA AURORA VIDA                             12.00


                                  Page 2 de 3

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   SPAIN           AXA AURORA IBERICA                       AXA AURORA                                  99.68
INSURANCE & REINSURANCE   SPAIN           HILO DIRECT SA DE SEGUROS Y REASEGUROS   AXA AURORA                                  50.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCE SUR LA VIE     AXA COMPAGNIE D'ASSURANCES                   5.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCE SUR LA VIE     AXA                                         95.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCES               AXA                                        100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA ZORG NV                              AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA SCHADE                               AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   THE NETHERLANDS UNIROBE GROEP                            AXA NEDERLAND BV                           100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA LEVEN NV                             AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   TURKEY          AXA OYAK SIGORTA                         AXA OYAK HOLDING AS                         70.91
INSURANCE & REINSURANCE   TURKEY          AXA OYAK HAYAT SIGORTA                   AXA OYAK HOLDING AS                        100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA AMERICA CORPORATE SOLUTIONS, INC     AXA RE                                     100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTION INSURANCE CO      AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA RE AMERICA INSURANCE COMPANY         AXA CORPORATE SOLUTIONS PROPERTY           100.00
                                                                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS PROPERTY         AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
                                            & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES   THE EQUITABLE LIFE ASSURANCE SOCIETY     AXA FINANCIAL INC.                         100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS LIFE             AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
                                            REINSURANCE COMPANY
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS REINSURANCE CY   AXA AMERICA CORPORATE SOLUTIONS, INC       100.00


                                  Page 3 de 3

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                         COUNTRY            CONSOLIDATED COMPANY             SHAREHOLDERS                          OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
HOLDINGS & MISC. BUSINESSES     AUSTRALIA           AXA ASIA PACIFIC HOLDINGS        AXA                                      42.65
                                                      LIMITED
HOLDINGS & MISC. BUSINESSES     AUSTRALIA           AXA ASIA PACIFIC HOLDINGS        AXA EQUITY & LAW ASSURANCE                9.01
                                                      LIMITED                          SOCIETY
HOLDINGS & MISC. BUSINESSES     AUSTRIA             AXA NORDSTERN HOLDING            AXA LEBENSVERSICHERUBG AG                10.05
HOLDINGS & MISC. BUSINESSES     AUSTRIA             AXA NORDSTERN HOLDING            AXA VERSICHERUNG AG                      89.95
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA                                      84.28
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA ASSURANCES IARD                       5.41
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             VINCI BV                                  4.07
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA CORPORATE SOLUTION                    6.21
                                                                                       ASSURANCE
HOLDINGS & MISC. BUSINESSES     FRANCE              JOUR FINANCE                     AXA ASSURANCES IARD                      39.53
HOLDINGS & MISC. BUSINESSES     FRANCE              JOUR FINANCE                     AXA ASSURANCES VIE                       60.47
HOLDINGS & MISC. BUSINESSES     FRANCE              SOCIETE BEAUJON                  AXA                                      99.77
HOLDINGS & MISC. BUSINESSES     FRANCE              MOFIPAR                          AXA                                      99.90
HOLDINGS & MISC. BUSINESSES     FRANCE              SOCIETE BEAUJON                  AXA ASSURANCES IARD                       0.22
HOLDINGS & MISC. BUSINESSES     FRANCE              COLISEE EXCELLENCE               AXA PARTICIPATION II                    100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA CHINA                        AXA                                      51.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA CHINA                        AXA CHINA REGION LIMITED                 49.00
HOLDINGS & MISC. BUSINESSES     FRANCE              FDR PARTICIPATIONS               FINAXA                                  100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA                                      99.78
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          ALLIANCE CAPITAL MANAGEMENT               0.01
                                                                                       LLP
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA KONZERN AG                            0.04
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          THE EQUITABLE LIFE ASSURANCE              0.02
                                                                                       SOCIETY
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          NATIONAL MUTUAL FINANCIAL                 0.01
                                                                                       SERVICES
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA UK PLC                                0.04
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA FRANCE ASSURANCE                      0.06
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA ROYALE BELGE NON VIE                  0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA ROYALE BELGE                          0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA LIFE JAPAN                            0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA RE                                    0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA INVESTMENT MANAGERS SA                0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA PARTICIPATION II             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA FRANCE ASSURANCE             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   VINCI BV                                 39.73
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   AXA                                      25.49
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   KOLNISCHE VERWALTUNGS                    25.63
HOLDINGS & MISC. BUSINESSES     GERMANY             GRE CONTINENTAL EUROPE           AXA KONZERN AG                          100.00
                                                      HOLDING GMBH
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            VINCI BV                                 67.72
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            AXA                                       8.83
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            AXA KONZERN AG                           23.02
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       GUARDIAN ROYAL EXCHANGE PLC      AXA UK PLC                              100.00
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA UK PLC                       AXA EQUITY & LAW PLC                     21.69
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA UK PLC                       AXA                                      78.31
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA EQUITY & LAW PLC             AXA                                      99.95
HOLDINGS & MISC. BUSINESSES     ITALY               AXA ITALIA S.P.A                 AXA                                      98.24
HOLDINGS & MISC. BUSINESSES     ITALY               AXA ITALIA S.P.A                 AXA ASSURANCES VIE                        1.76
HOLDINGS & MISC. BUSINESSES     JAPAN               AXA INSURANCE HOLDING JAPAN      AXA                                      96.42
HOLDINGS & MISC. BUSINESSES     LUXEMBOURG          AXA LUXEMBOURG SA                AXA HOLDINGS BELGIUM                    100.00
HOLDINGS & MISC. BUSINESSES     MOROCCO             AXA ONA                          AXA                                      51.00
HOLDINGS & MISC. BUSINESSES     SINGAPORE           AXA HOLDINGS PTE LTD             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     SPAIN               AXA AURORA                       AXA                                     100.00


                                  Page 1 de 2

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                         COUNTRY            CONSOLIDATED COMPANY             SHAREHOLDERS                          OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 ROYALE BELGE INVESTISSEMENT              14.10
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 AXA BELGIUM                              40.20
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 AXA HOLDINGS BELGIUM                     45.70
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     VINCI BV                         AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA VERZEKERINGEN                GELDERLAND                              100.00
HOLDINGS & MISC. BUSINESSES     TURKEY              AXA OYAK HOLDING AS              AXA                                      50.00
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               SOCIETE BEAUJON                           0.44
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA CORPORATE SOLUTIONS                   0.03
                                                                                       REINSURANCE CY
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA BELGIUM                               0.47
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA RE                                    2.95
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA                                      96.10


                                  Page 2 de 2

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
        LAST UPDATED: 9/30/03

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                           DE             NY      13-3623351
     Frontier Trust Company, FSB  (Note 7)                                                        ND             ND      45-0373941
     AXA Financial Services, LLC   (Note 2)                                                       DE             NY      52-2197822
        AXA Distribution Holding Corporation  (Note 2)                                            DE             NY      13-4078005
           AXA Advisors, LLC     (Note 5)                                                         DE             NY      13-4071393
           AXA Network, LLC     (Note 6)                                        Operating         DE             NY      06-1555494
              AXA Network of Alabama, LLC                                       Operating         AL             AL      06-1562392
              AXA Network of Connecticut, Maine and New York, LLC               Operating         DE             NY      13-4085852
              AXA Network Insurance Agency of Massachusetts, LLC                Operating         MA             MA      04-3491734
              AXA Network of Nevada, Inc.                                       Operating         NV             NV      13-3389068
              AXA Network of Puerto Rico, Inc.                                  Operating        P.R.           P.R.     66-0577477
              AXA Network Insurance Agency of of Texas, Inc.                    Operating         TX             TX      75-2529724
           Paramount Planners, LLC                                              Operating         DE             NY      06-1602479
        The Equitable Life Assurance Society of the United States  (Note 2)  *  Insurance         NY             NY      13-5570651
           The Equitable of Colorado, Inc. *                                    Insurance         CO             CO      13-3198083
           Equitable Deal Flow Fund, L.P.                                       Investment        DE             NY      13-3385076
              Equitable Managed Assets, L.P.                                    Investment        DE             NY      13-3385080
           Real Estate Partnership Equities (various)                           Investment        **                          -
           Equitable Holdings, LLC  (Notes 3 & 4)                                  HCO            NY             NY      22-2766036
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                                 HCO            DE             NY      13-2677213
           Wil-Gro, Inc                                                         Investment        PA             PA      23-2702404
           STCS, Inc.                                                           Investment        DE             NY      13-3761592
           Fox Run, Inc.                                                        Investment        MA             NY      23-2762596
           FTM Corp.                                                            Investment        MD             MD      13-3778225
           EVSA, Inc.                                                           Investment        DE             PA      23-2671508
           Equitable Rowes Wharf, Inc.                                          Investment        MA             MA      04-3272826
           Prime Property Funding II, Inc.                                      Operating         DE             NY      13-3961599
           Sarasota Prime Hotels, LLC                                           Investment        FL             GA      58-2330533
           ECLL, Inc.                                                           Investment        MI             GA      58-2377569

                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership      Comments
                                                                                Owned        or Control     (e.g., Basis of Control)
                                                                                -----        ----------     ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
     Frontier Trust Company, FSB  (Note 7)                                          1,000       100.00%
     AXA Financial Services, LLC   (Note 2)                                             -       100.00%
        AXA Distribution Holding Corporation  (Note 2)                              1,000       100.00%
           AXA Advisors, LLC     (Note 5)                                               -       100.00%
           AXA Network, LLC     (Note 6)                                                -       100.00%
              AXA Network of Alabama, LLC                                               -       100.00%
              AXA Network of Connecticut, Maine and New York, LLC                       -       100.00%
              AXA Network Insurance Agency of Massachusetts, LLC                        -       100.00%
              AXA Network of Nevada, Inc.                                                       100.00%
              AXA Network of Puerto Rico, Inc.                                                  100.00%
              AXA Network Insurance Agency of of Texas, Inc.                        1,050       100.00%
           Paramount Planners, LLC                                                      -       100.00%
        The Equitable Life Assurance Society of the United States  (Note 2)  *  2,000,000       100.00%       NAIC # 62944
           The Equitable of Colorado, Inc. *                                    1,000,000       100.00%       NAIC # 62880
           Equitable Deal Flow Fund, L.P.                                               -             -       G.P & L.P.
              Equitable Managed Assets, L.P.                                            -             -       G.P.
           Real Estate Partnership Equities (various)                                   -             -       **
           Equitable Holdings, LLC  (Notes 3 & 4)                                       -       100.00%
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                              5,000,000       100.00%
           Wil-Gro, Inc                                                             1,000       100.00%
           STCS, Inc.                                                               1,000       100.00%
           Fox Run, Inc.                                                            1,000       100.00%
           FTM Corp.                                                                1,000       100.00%
           EVSA, Inc.                                                                  50       100.00%
           Equitable Rowes Wharf, Inc.                                              1,000       100.00%
           Prime Property Funding II, Inc.                                                      100.00%
           Sarasota Prime Hotels, LLC                                                   -       100.00%
           ECLL, Inc.                                                                           100.00%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

*    Affiliated Insurer

** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

***  All subsidiaries are corporations, except as otherwise noted.


1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

     Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.

     Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.

     Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

     As of June 25, 2003, AXF and its subsidiaries owned 54.6% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:

          AXF held directly 32,699,154 Alliance Capital Units (13.05%), Equitable Life directly owned 5,219,396 Alliance Capital Units (2.08%),
          ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.42%), and ECMC, LLC owned 32,720,227 Alliance Capital Units (13.05%).

     Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

     In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.29% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

Dissolved: -    On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
           -    100 Federal Street Funding Corporation was dissolved August 31,
                1998.
           -    100 Federal Street Realty Corporation was dissolved December 20,
                2001.
           -    CCMI Corp. was dissolved on October 7, 1999.
           -    ELAS Realty, Inc. was dissolved January 29, 2002.
           -    EML Associates, L.P. was dissolved March 27, 2001.
           -    EQ Services, Inc. was dissolved May 11, 2001.
           -    Equitable BJVS, Inc. was dissolved October 3, 1999.
           -    Equitable Capital Management Corp. became ECMC, LLC on November
                30, 1999.
           -    Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
           -    Equitable JVS II, Inc. was dissolved December 4, 1996
           -    Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                dissolved on December 31, 2000.
           -    EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           -    EREIM Managers Corporation was dissolved March 27, 2001.
           -    EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
           -    EVLICO, Inc. was dissolved in 1999.
           -    Franconom, Inc. was dissolved on December 4, 2000.
           -    GP/EQ Southwest, Inc. was dissolved October 21, 1997
           -    HVM Corp. was dissolved on Feb. 16, 1999.
           -    ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           -    Prime Property Funding, Inc. was dissolved in Feb. 1999.
           -    Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           -    Six-Pac G.P., Inc. was dissolved July 12,1999

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING A - Equitable Holdings, LLC

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           Operating          DE             NY      13-3049038
              Equitable Casualty Insurance Company *                            Operating          VT             VT      06-1166226
              ECMC, LLC   (See Note 4 on Page 2)                                Operating          DE             NY      13-3266813
                 Equitable Capital Private Income & Equity
                 Partnership II, L.P.                                           Investment         DE             NY      13-3544879
              Alliance Capital Management Corporation (See Note 4 on Page 2)    Operating          DE             NY      13-3633538
                 See Attached Listing B
              Equitable JVS, Inc.                                               Investment         DE             GA      58-1812697
                 Astor Times Square Corp.                                       Investment         NY             NY      13-3593699
                 Astor/Broadway Acquisition Corp.                               Investment         NY             NY      13-3593692
                 PC Landmark, Inc.                                              Investment         TX             TX      75-2338215
                 EJSVS, Inc.                                                    Investment         DE             NJ      58-2169594
              AXA Distributors, LLC                                             Operating          DE             NY      52-2233674
                 AXA Distributors Insurance Agency of Alabama, LLC              Operating          DE             AL      52-2255113
                 AXA Distriburors Insurance Agency, LLC                         Operating          DE         CT, ME,NY   06-1579051
                 AXA Distributors Insurance Agency of Massachusetts, LLC        Operating          MA             MA      04-3567096
                 AXA Distributors Insurance Agency of Texas, Inc.               Operating          TX             TX      74-3006330
              J.M.R. Realty Services, Inc.                                      Operating          DE             NY      13-3813232
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     Operating          DE             NJ      22-3492811


                                                                                         Parent's
                                                                             Number of   Percent of
                                                                              Shares     Ownership   Comments
                                                                              Owned     or Control  (e.g., Basis of Control)
                                                                              -----     ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           500       100.00%
              Equitable Casualty Insurance Company *                          1,000       100.00%
              ECMC, LLC   (See Note 4 on Page 2)                                  -       100.00%
                 Equitable Capital Private Income & Equity                                          ECMC is G.P.
                 Partnership II, L.P.                                             -             -   ("Deal Flow Fund II")
              Alliance Capital Management Corporation (See Note 4 on Page 2)    100       100.00%
                 See Attached Listing B
              Equitable JVS, Inc.                                             1,000       100.00%
                 Astor Times Square Corp.                                       100       100.00%
                 Astor/Broadway Acquisition Corp.                               100       100.00%    G.P. of Astor Acquisition. L.P.
                 PC Landmark, Inc.                                            1,000       100.00%
                 EJSVS, Inc.                                                  1,000       100.00%
              AXA Distributors, LLC                                               -       100.00%
                 AXA Distributors Insurance Agency of Alabama, LLC                -       100.00%
                 AXA Distriburors Insurance Agency, LLC                           -       100.00%
                 AXA Distributors Insurance Agency of Massachusetts, LLC          -       100.00%
                 AXA Distributors Insurance Agency of Texas, Inc.             1,000       100.00%
              J.M.R. Realty Services, Inc.                                    1,000       100.00%
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     100       100.00%




*    Affiliated Insurer

          Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.

          Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.

          Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.

          Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.

                                                                                               State of      State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2) Operating        DE           NY
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)        Operating        DE           NY        13-3434400
                    Albion Alliance LLC                                          Operating        DE           NY        13-3903734
                    Cursitor Alliance LLC                                            HCO          DE           MA        22-3424339
                    Alliance Capital Management LLC                                  HCO          DE           NY
                       Sanford C. Bernstein & Co., LLC                           Operating        DE           NY
                    Alliance Capital Management Corp. of Delaware                    HCO          DE           NY        13-2778645
                       ACAM Trust Company Private Ltd.                           Operating      India        India            -
                       ACM Global Investor Services S.A.                         Operating       Lux.         Lux.            -
                          ACM New-Alliance (Luxembourg) S.A.                     Operating       Lux.         Lux.            -
                          ACM Fund Services (Espana) S.L.                        Operating      Spain        Spain            -
                       ACM International (France) SAS                            Operating      France       France           -
                       ACM Software Services Ltd.                                Operating        DE           NY        13-3910857
                       Alliance Barra Research Institute, Inc.                   Operating        DE           NY        13-3548918
                       Alliance Capital Asset Management (Japan) Ltd             Operating      Japan        Japan            -
                       Alliance Capital Australia Limited                        Operating      Aust.        Aust.            -
                          Far Eastern Alliance Asset Management                  Operating      Taiwan       Taiwan           -
                       Alliance Capital Global Derivatives Corp.                 Operating        DE           NY        13-3626546
                       Alliance Capital Latin America Ltd.                       Operating      Brazil       Brazil           -
                       Alliance Capital Limited                                  Operating       U.K.         U.K.            -
                          Alliance Capital Services Ltd.                         Operating       U.K.         U.K.            -
                             Dimensional Trust Management Ltd.                   Operating       U.K.         U.K.            -
                       Alliance Capital (Luxembourg) S.A.                        Operating       Lux.         Lux.            -
                       Alliance Capital Management (Asia) Ltd.                   Operating        DE       Singapore     13-3752293
                       Alliance Capital Management Australia Limited             Operating      Aust.        Aust.            -
                       Alliance Capital Management Canada, Inc.                  Operating        DE         Canada      13-3630460
                       Alliance Capital Management New Zealand Limited           Operating       N.Z.         N.Z.            -
                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership    Comments
                                                                                Owned        or Control   (e.g., Basis of Control)
                                                                                -----        ----------   ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation                                                     owns 1% GP interest in
                                                                                                          Alliance Capital
                                                                                                          Management L.P. and
                                                                                                          100,000 GP units in
                                                                                                          Alliance Capital
                                                                                                          Management Holding L.P.
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2)                     -
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                    Albion Alliance LLC                                                         37.60%    Equitable Life = 4.7%;
                                                                                                          3rd parties = 57.7%
                    Cursitor Alliance LLC                                                      100.00%
                    Alliance Capital Management LLC                                            100.00%
                       Sanford C. Bernstein & Co., LLC                                         100.00%
                    Alliance Capital Management Corp. of Delaware                    10        100.00%
                       ACAM Trust Company Private Ltd.                                         100.00%
                       ACM Global Investor Services S.A.                                        99.00%    Alliance Capital
                                                                                                          Oceanic Corp. owns 1%

                          ACM New-Alliance (Luxembourg) S.A.                                     1.00%    New Alliance Asset
                                                                                                          Mngmnt (Asia) Ltd owns 99%
                          ACM Fund Services (Espana) S.L.                                      100.00%
                       ACM International (France) SAS                                          100.00%
                       ACM Software Services Ltd.                                              100.00%
                       Alliance Barra Research Institute, Inc.                    1,000        100.00%
                       Alliance Capital Asset Management (Japan) Ltd                           100.00%
                       Alliance Capital Australia Limited                                      100.00%
                          Far Eastern Alliance Asset Management                                 20.00%    3rd parties = 80%
                       Alliance Capital Global Derivatives Corp.                  1,000        100.00%
                       Alliance Capital Latin America Ltd.                                      99.00%    Alliance Capital Oceanic
                                                                                                          Corp. owns 1%
                       Alliance Capital Limited                                 250,000        100.00%
                          Alliance Capital Services Ltd.                          1,000        100.00%
                             Dimensional Trust Management Ltd.                   50,000        100.00%
                       Alliance Capital (Luxembourg) S.A.                         3,999         99.98%    Alliance Cap. Oceanic
                                                                                                          Corp. owns 0.025%
                       Alliance Capital Management (Asia) Ltd.                                 100.00%
                       Alliance Capital Management Australia Limited                            50.00%    3rd parties = 50%
                       Alliance Capital Management Canada, Inc.                  18,750        100.00%
                       Alliance Capital Management New Zealand Limited                          50.00%    3rd parties = 50%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.



                                                                                                  State of      State of
                                                                                   Type of      Incorp. or     Principal     Federal
                                                                                  Subsidiary     Domicile      Operation    Tax ID #
                                                                                  ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                Operating    So Africa   So Africa        -
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                       Operating      Nambia      Nambia         -
                       Alliance Capital Management (Singapore) Ltd.                  Operating    Singapore   Singapore        -
                       Alliance Capital (Mauritius) Private Ltd.                     Operating    Mauritius   Mauritius        -
                          Alliance Capital Asset Management (India) Private Ltd      Operating      India       India          -
                       Alliance Capital Oceanic Corp.                                Operating        DE          NY      13-3441277
                       Alliance Corporate Finance Group Inc.                         Operating        DE          NY      52-1671668
                       Alliance Eastern Europe, Inc.                                 Operating        DE          NY      13-3802178
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.)                         Operating        DE          NY      13-3191825
                       Alliance Global Investor Services, Inc.                       Operating        DE          NJ      13-3211780
                       Alliance SBS-AGRO Capital Management Co.                      Operating      Russia      Russia         -
                       Hanwha Investment Trust Mgmt. Co., Ltd                        Operating     So Korea    So Korea        -
                       New Alliance Asset Management (Asia) Ltd                      Operating       H.K.        H.K.          -
                          Alliance Capital Taiwan Limited                            Operating      Taiwan      Taiwan         -
                          ACM New-Alliance (Luxembourg) S.A.                         Operating       Lux.        Lux.          -
                       Meiji - Alliance Capital Corp.                                Operating        DE          NY      13-3613617
                       Sanford C. Bernstein Ltd.                                     Operating       U.K.        U.K.          -
                          Sanford C. Bernstein (CREST Nominees) Ltd.                 Operating       U.K.        U.K.          -
                       Sanford C. Bernstein Proprietary Ltd.                         Operating      Aust.       Aust.          -
                       Whittingdale Holdings Ltd.                                    Operating       U.K.        U.K.          -
                          ACM Investments Ltd.                                       Operating       U.K.        U.K.          -
                          Alliance Asset Allocation Ltd.                             Operating       U.K.        U.K.          -
                          Alliance Capital Whittingdale Ltd.                         Operating       U.K.        U.K.          -
                          Alliance Cecogest S.A.                                     Operating      France      France         -
                          Cursitor Alliance Services Ltd.                            Operating       U.K.        U.K.          -
                          Cursitor Holdings Ltd.                                     Operating       U.K.        U.K.          -
                          Whittingdale Nominees Ltd.                                 Operating       U.K.        U.K.          -

                                                                                                Parent's
                                                                                 Number of      Percent of
                                                                                  Shares        Ownership   Comments
                                                                                   Owned        or Control  (e.g., Basis of Control)
                                                                                   -----        ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                              80.00%     3rd parties = 20%
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                                    100.00%
                       Alliance Capital Management (Singapore) Ltd.                               100.00%
                       Alliance Capital (Mauritius) Private Ltd.                                  100.00%
                          Alliance Capital Asset Management (India) Private Ltd                    75.00%     3rd parties = 25%
                       Alliance Capital Oceanic Corp.                              1,000          100.00%     inactive
                       Alliance Corporate Finance Group Inc.                       1,000          100.00%
                       Alliance Eastern Europe, Inc.                                              100.00%
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.                          100                1
                       Alliance Global Investor Services, Inc.                       100          100.00%     formerly, Alliance
                                                                                                              Fund Services, Inc.
                       Alliance SBS-AGRO Capital Management Co.                                    49.00%     3rd parties = 51%
                       Hanwha Investment Trust Mgmt. Co., Ltd                                      20.00%     3rd parties = 80%
                       New Alliance Asset Management (Asia) Ltd                                    50.00%     3rd parties = 50%
                          Alliance Capital Taiwan Limited                                          99.00%     Others owns 1%
                          ACM New-Alliance (Luxembourg) S.A.                                       99.00%     ACM Global Investor
                                                                                                              Svcs owns 1%
                       Meiji - Alliance Capital Corp.                             50,000           50.00%     Meiji Mutual Life
                                                                                                              owns 50%
                       Sanford C. Bernstein Ltd.                                                  100.00%
                          Sanford C. Bernstein (CREST Nominees) Ltd.                              100.00%
                       Sanford C. Bernstein Proprietary Ltd.                                      100.00%
                       Whittingdale Holdings Ltd.                                                 100.00%
                          ACM Investments Ltd.                                                    100.00%
                          Alliance Asset Allocation Ltd.                                          100.00%
                          Alliance Capital Whittingdale Ltd.                                      100.00%
                          Alliance Cecogest S.A.                                                  100.00%
                          Cursitor Alliance Services Ltd.                                         100.00%
                          Cursitor Holdings Ltd.                                                  100.00%
                          Whittingdale Nominees Ltd.                                              100.00%


Item 27.  Number of Contractowners.




                  As of February 29, 2004 the number of participants in the American Dental Association Members Program offered by the Registrant was 24,910.





Item 28.  Indemnification


          (a)  Indemnification of Directors and Officers

               The by-laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officer and Employees. (a) To the extent permitted by law of the State of New York and subject to all applicable requirements thereof:

          (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

          (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

         (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

               (b) To the extent permitted by the law of the State or New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726; Insurance Law ss.1216)

         The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit of such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.


          (b)  Indemnification of Principal Underwriter. Not Applicable

               Presently, there is no Principal Underwriter of the contracts. Under Rule 34a-1 of the Securities Exchange Act of 1934, Equitable Life provides marketing and sales services for distribution of the contracts. No commissions are paid.

          (c)  Undertaking

               Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

          (a) Not applicable. Presently, there is no Principal Underwriter of the contracts. See Item 28(b).

          (b)  See Item 25 of this Part C.

          (c)  Not Applicable.

Item 30.  Location of Accounts and Records

                  Not applicable.


Item 31.  Management Services

                  Not applicable.


Item 32.  Undertakings

                  The Registrant hereby undertakes:

                  (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

                  (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                  (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                   SIGNATURES



     As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 26th day of April, 2004.





                                     THE EQUITABLE LIFE ASSURANCE
                                     SOCIETY OF THE UNITED STATES
                                     (Registrant)


                                     By: The Equitable Life Assurance
                                         Society of the United States


                                     By: /s/ Dodie Kent
                                         ------------------------------------
                                             Dodie Kent
                                             Vice President and Counsel

                                   SIGNATURES


         As required by the Securities Act of 1933, the depositor, has caused this amendment to the Registration Statement to be signed on its behalf, in the City and State of New York, on this 26th day of April, 2004.




                                           THE EQUITABLE LIFE ASSURANCE SOCIETY
                                           OF THE UNITED STATES
                                                      (Depositor)


                                           By: /s/ Dodie Kent
                                              ---------------------------------
                                              Dodie Kent
                                              Vice President and Counsel
                                              The Equitable Life Assurance
                                              Society of the United States



         As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert            Denis Duverne                 W. Edwin Jarmain
Christopher M. Condron      Jean-Rene Fourtou             Christina Johnson
Henri de Castries           John C. Graves                Scott D. Miller
Claus-Michael Dill          Donald J. Greene              Joseph H. Moglia
Joseph L. Dionne            Mary R. (Nina) Henderson      Peter J. Tobin
                            James F. Higgins              Stanley B. Tulin






*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

April 26, 2004

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------


   9(g)        Opinion and Consent of Counsel


  10(g)        Consent of PricewaterhouseCoopers LLP.